Exhibit 2.1

Execution Version

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

MYRIAD GENETICS, INC.,

MYRIAD CRESCENDO, INC.,

CRESCENDO BIOSCIENCE, INC.

AND

MDV IX, L.P.,

AS REPRESENTATIVE

Dated as of February 2, 2014

i

3.12	Compliance with Laws	41
3.13	Compliance with Privacy and Data Security Laws	43
3.14	Title to Properties	43
3.15	Employee and Benefit Matters	44
3.16	Contracts	49
3.17	Officer and Director Indemnification Obligations	51
3.18	Intellectual Property	51
3.19	FDA Matters	56
3.20	Reimbursement	57
3.21	Environmental Matters	57
3.22	Tax Liabilities	58
3.23	Insurance	61
3.24	Brokers	61
3.25	Transactions with Affiliates	61
3.26	Relationships	62
3.27	Payments; Foreign Corrupt Practices Act; U.S. Export and Sanctions Laws	62
3.28	Manufacturing and Marketing Rights	62
3.29	Change of Control Agreements	63
3.30	Accounts Receivable; Bank Accounts	63
3.31	Restrictions on Business Activities	63
3.32	Customers; Distributors	64
3.33	Representations Complete	64

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB		64

4.1	Organization, Good Standing and Qualification	64
4.2	Ownership of Acquisition Sub; No Prior Activities	65
4.3	Authorization; Binding Obligation	65
4.4	Consents	65
4.5	No Violation	66
4.6	Legal Proceedings	66
4.7	Brokers	66
4.8	Funds	66

ARTICLE V COVENANTS		67

5.1	Financial Statements	67
5.2	Board Observer Rights	67

5.3	[Reserved]	67
5.4	[Reserved]	67
5.5	Distribution of Loan Amount	68
5.6	Issuance of Additional Indebtedness	68
5.7	Issuance of Additional Shares	68
5.8	Approvals and Consents; Further Assurances	68
5.9	Access to Information	70
5.10	Public Announcements	70
5.11	Acquisition Proposals	71
5.12	Employee Nondisclosure, Confidentiality and Invention Assignment	71
5.13	Additional Loan Amounts	71

ARTICLE VI ADDITIONAL PRE-CLOSING COVENANTS		72

6.1	Conduct of Business by the Company Pending Closing	72
6.2	Antitrust Notification	74
6.3	Filings and Consents; Further Assurances	75
6.4	Directors’ and Officers’ Liability Insurance; Assumption of Indemnification Agreements	76
6.5	Insurance	77
6.6	Employee Benefits	77
6.7	Tax Matters	78
6.8	Allocation Certificate	80
6.9	Company Options and Company Warrants	81
6.10	Pay-Off Letters	81
6.11	Notice of Certain Events	81

ARTICLE VII CONDITIONS PRECEDENT TO THE MERGER		82

7.1	Conditions to Obligation of Each Party to Effect the Merger	82
7.2	Additional Conditions to Obligations of Parent and Acquisition Sub	82
7.3	Additional Conditions to Obligations of the Company	84

ARTICLE VIII TERMINATION AND EXPENSES		85

8.1	Termination	85
8.2	Effect of Termination	86
8.3	Expenses	86

ARTICLE IX REPRESENTATIVE		87

9.1	Authorization of the Representative; Inability to Perform	87
9.2	Representative Reimbursement Set-Aside	88

9.3	Compensation; Exculpation	89

ARTICLE X INDEMNIFICATION		89

10.1	General Indemnification	89
10.2	Limitations of Indemnification Obligations	91
10.3	Survival and Expiration of Representations and Warranties	92
10.4	Indemnification Procedures	93
10.5	Insurance	94
10.6	No Subrogation	94
10.7	Merger Consideration Adjustment	95

ARTICLE XI MISCELLANEOUS		95

11.1	Entire Agreement	95
11.2	Amendment and Waiver	95
11.3	No Third-Party Beneficiaries	95
11.4	Assignment	96
11.5	Effect of Waivers	96
11.6	Governing Law; Venue	96
11.7	Equitable Relief	96
11.8	Interpretation	97
11.9	Severability	97
11.10	Notices	97
11.11	Representation by Counsel	98
11.12	Construction	98
11.13	Calculation of Merger Consideration	98
11.14	Materiality	99
11.15	Disclosure Schedules	99
11.16	Headings	99
11.17	Counterparts	99
11.18	Certain Waiver	99
11.19	Conflict Waiver	100

Exhibits
Exhibit A	[Reserved]
Exhibit B	[Reserved]
Exhibit C	Certificate of Merger
Exhibit D	Paying Agent Agreement
Exhibit E	Letter of Transmittal
Exhibit F	Option Cancellation Agreement
Exhibit G	Escrow Agreement

Schedules
Article III	Company Disclosure Schedules
Schedule 6.1	Permissible Activities Between Signing and Closing
Schedule 6.8	Allocation Certificate
Schedule 7.2(c)	Company Third Party Consents Required for Closing

v

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of February 2, 2014 (the “Agreement Date”), is made by and among Myriad Genetics, Inc., a Delaware corporation (“Parent”); Myriad Crescendo, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Acquisition Sub”); Crescendo Bioscience, Inc., a Delaware corporation (the “Company”); and the Representative (as defined below) and, upon obtaining the Stockholder Approval, shall become effective and supersede the existing Agreement and Plan of Merger by and among Parent, Acquisition Sub, the Company and the Representative dated as of September 8, 2011 (the “Prior Merger Agreement”), pursuant to which Parent holds an option to acquire the Company and entered into the initial Loan Documents (as defined below) in connection therewith. If the Stockholder Approval shall not have been obtained by 11:59 p.m. Pacific Standard Time on February 7, 2014, or such other date and time as mutually agreed by Parent and the Company, then this Agreement shall be null and void and the Prior Merger Agreement, as modified by that certain letter agreement dated January 13, 2014 between Parent and the Company (the “Letter Amendment”), shall continue in full force and effect.

WHEREAS, in furtherance of such acquisition, the Boards of Directors of Parent, Acquisition Sub and the Company have each approved and declared advisable and in the best interests of their respective stockholders this Agreement and the merger of Acquisition Sub with and into the Company (the “Merger”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), upon the terms and subject to the conditions set forth herein, which Merger will result in, among other things, Parent acquiring the Company, with the Company becoming a wholly-owned subsidiary of Parent;

WHEREAS, immediately following execution of this Agreement, the Company will distribute an action by written consent in lieu of a meeting pursuant to which stockholders of the Company representing the affirmative vote of the capital stock of the Company required to approve and authorize the Company’s execution and delivery of this Agreement and the Merger will be asked to adopt this Agreement and approve the Merger; and

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Defined Terms.

As used in this Agreement, the following terms shall have the following meanings:

“Action” means any action, suit, litigation, arbitration, claim, demand, complaint, criminal prosecution, governmental or other administrative proceeding, investigation (of which the Company has received written notice), hearing, charge whether at law or at equity, civil or criminal before or by any Court or Governmental Authority.

“Affiliate” means, with respect to any Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person; and “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or other securities, as trustee or executor, by contract or otherwise.

“Business Day” means any day other than a Saturday, Sunday or day on which banks are permitted to close in the State of California or the State of Utah.

“Certificate of Incorporation” means, with respect to any corporation, those instruments that at the time constitute its corporate charter as filed or recorded under the general corporation Law of the jurisdiction of its incorporation, including the articles or certificate of incorporation or organization, and all amendments thereto, as the same may have been restated, and all amendments thereto (including any articles or certificates of merger or consolidation, certificate of correction or certificates of designation or similar instruments which effect any such amendment) which became effective after the most recent such restatement.

“Change of Control Payments” means any amounts (including all related Taxes payable by the Company on such amounts) which become payable by the Company or the Surviving Corporation (other than payments of Merger Consideration pursuant to Section 2.10, 2.12, 2.13 or 2.14) to any current or former employee, officer, director, consultant, independent contractor or other Person on, prior to or after the Closing as a result of or in connection with the consummation of the Merger, whether pursuant to any plan or policy of the Company or any individual employment, severance, change-of-control or other contract or agreement, including, for the avoidance of doubt, all Taxes payable by the Company or the Surviving Corporation with respect to the cancellation of Company Options pursuant to this Agreement; provided, however, that (i) any payments made by the Surviving Corporation based upon agreements made by the Surviving Corporation after the Effective Time that are not pursuant to any contract or agreement between the Company and the recipient in existence prior to the Effective Time, (ii) any payments made as a result of termination of employment or service by Parent or the Surviving Corporation more than one hundred and twenty (120) days following the Effective Time, (iii) any payments made as a result of termination of employment or service by Parent or the Surviving Corporation less than one hundred and twenty (120) days following the Effective Time when made to the Person who was the President of the Company or any of the President’s direct reports as of the Agreement Date, but only to the extent that the total of any such payment amount to any given individual is equal to or less than one (1) times such individual’s salary and benefits which such individual was receiving as of the most recently completed calendar year end of the Company prior to the date of termination of employment or service, in the case of each of subclauses (i), (ii) and (ii) of this proviso, shall not be considered Change of Control Payments. For the avoidance of doubt, any payments made as a result of termination of employment or service by Parent or the Surviving Corporation less than one hundred and twenty

(120) days following the Effective Time when made to (i) Persons other than the President of the Company or any of the President’s direct reports as of the Agreement Date or (ii) if made to the President of the Company or any of the President’s direct reports as of the Agreement Date, then any amount to any such individual greater than one (1) times such individual’s salary and benefits which such individual was receiving as of the most recently completed calendar year end of the Company prior to the date of termination of employment or service, shall be treated as Change of Control Payments.

“Closing Date Working Capital” means an amount equal to (i) the Working Capital of the Company as of the Closing Date prepared in accordance with GAAP as of the Closing Date; plus (ii) the aggregate amount of current liabilities incurred by the Company between the Measurement Date and the Closing Date on the acquisition of any asset that is not included in Closing Date Working Capital as a current asset, which current liabilities shall not be added to Closing Date Working Capital if they exceed $100,000 for any single item or $250,000 in the aggregate for all such items without the prior written consent of Parent, which consent shall not be unreasonably withheld.

“Closing Option/Warrant Amount” means the sum of the aggregate exercise prices for all In-the-Money Company Options and In-the-Money Company Warrants outstanding and unexercised as of the Effective Time.

“Closing Payment” means (i) $270,000,000, plus (ii) the total amount of cash and cash equivalents held by the Company on the Closing Date (prior to giving effect to the Closing), as set forth in the Preliminary Closing Balance Sheet, plus (iii) the aggregate cost of Meso Supplies, plus (iv) the amount of the Closing Option/Warrant Amount, plus (v) the Estimated Working Capital Surplus, if any, and minus (vi) the Closing Payment Reduction Amount minus (vii) the Escrow Consideration minus (viii) the Representative Reimbursement Set-Aside.

“Closing Payment Reduction Amount” means the sum (without duplication of components thereof) of (i) the aggregate amount of all outstanding Company Indebtedness (including, without limitation, the Loan Amount), (ii) the aggregate amount of all Change of Control Payments payable by the Company at or concurrent with the Closing, (iii) the aggregate amount of all unpaid Transaction Expenses for services performed on or prior to December 31, 2013, (iv) the aggregate amount of all unpaid IPO Expenses, (v) the aggregate amount of all unpaid Fiscal Year 2013 Bonus Payments, (vi) the aggregate amount of all unpaid expenses payable to Parent or its counsel under the Loan Documents, and (vii) the Estimated Working Capital Deficit, if any.

“Code” means the Internal Revenue Code of 1986, as amended, and all Regulations promulgated thereunder.

“Commercial Product” means any Company Product being commercialized, or planned to be commercialized within six months following the Agreement Date, the material aspects of which, have been identified as of the Agreement Date.

“Common Stock” means the Company’s shares of common stock, par value $0.01 per share.

“Company Board” means the Board of Directors of the Company.

“Company Equity Incentive Plans” means the Company’s 2005 Stock Option Plan and 2007 Stock Plan and any other equity compensation plan, agreement or arrangement of the Company adopted from time to time and in effect immediately prior to the Effective Time.

“Company Financial Statements” mean, collectively, the Audited Financial Statements and the Interim Financial Statements.

“Company Holders” mean those persons (other than the holders of Dissenting Shares) who, immediately prior to the Effective Time, were holders of Common Stock, Company Preferred Stock, Company Warrants, Company Options and any other equity securities of the Company and whose interests therein, as a result of the Merger, are converted into rights to receive Merger Consideration.

“Company Indebtedness” means all Indebtedness of the Company as of the Effective Time.

“Company Intellectual Property” means any Intellectual Property owned by, under obligation of assignment to, or licensed to the Company or any of its Subsidiaries, but excluding any generally available, non-customized, third party software licensed to the Company that does not require aggregate payments in any given year in excess of $40,000 in license, maintenance, royalty and/or other fees.

“Company Material Adverse Change” means any change, circumstance, effect, event, condition, occurrence or fact that (individually or in the aggregate) (i) has a material and adverse change to or effect on the business, operations, assets, liabilities, financial condition, or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) prevents or materially impedes the ability of the Company to perform its obligations pursuant to this Agreement and to consummate the transactions contemplated hereby, including the Merger, but excluding (in the case of both clause (i) and clause (ii)) any Excluded Company Material Adverse Change.

“Company Permits” mean all material permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Authorities necessary for the lawful conduct of its business.

“Company Personnel” means any current director, officer, employee, or individual acting as an independent contractor or consultant of the Company or its Subsidiaries.

“Company Product” means any diagnostic test or clinical laboratory service being researched, developed or offered by the Company or its Subsidiaries, alone or in collaboration with another Person, as of the Agreement Date.

“Company Registered Intellectual Property” means all of the Registered Intellectual Property that is owned by, exclusively or non-exclusively licensed by, under obligation of assignment to, or filed in the name of the Company or any of its Subsidiaries.

“Company Shares” mean, collectively, the shares of Company Preferred Stock and Common Stock.

“Consents” mean all authorizations, consents, orders or approvals of, or registrations, declarations or filings with, or expiration of waiting periods imposed by, any Governmental Authority, in each case, that are necessary in order to consummate the transactions contemplated by this Agreement and any Related Agreement, and all consents and approvals of third parties necessary to prevent any conflict with, violation or breach of, or default under, the Material Contracts, as the case may be.

“Contract” or “contract” means any written or oral contract, agreement, license, lease or other binding instrument, agreement or arrangement, and all written amendments, modifications and supplements thereto.

“Court” means any court or arbitration tribunal of the United States, any domestic state, or any foreign country, and any political subdivision thereof.

“Deductible” means $1,350,000.

“Development Product” means any Company Product that is not a Commercial Product but the material aspects of which have been identified as of the Agreement Date.

“Dissenting Share Payments” means (x) any payment in respect of Dissenting Shares in excess of the Merger Consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement and (y) any costs or expenses (including reasonable attorneys’ fees, costs and expenses in connection with any action or proceeding or in connection with any investigation) in respect of any Dissenting Shares.

“Environmental Law” means any Laws relating to Hazardous Materials, pollution, protection of human health, safety or the environment or natural resources, including Laws related to the presence of, or any Remedial Action taken in relation to, a Hazardous Material in the soil or other subsurface media, air or any body of water, including but not limited to, any ground water, surface water or aquifer, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), and other similar state and local statutes, as each has been amended and the Regulations promulgated or issued pursuant thereto.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Consideration” means an amount in cash equal to Twenty Million Dollars ($20,000,000).

“Escrow Termination Date” means the date that is sixty (60) days following completion of the audit of the Company’s financial statements, by auditors selected by Parent, for the fiscal year of the Company ending December 31, 2014; provided that, notwithstanding the status of such audit, the Escrow Termination Date shall not be less than twelve (12) months nor more than (15) months following the Closing Date.

“European Union” or “EU” means the countries of the European Union, as the European Union is then constituted.

“Excluded Company Material Adverse Change” means any Company Material Adverse Change that is caused by, arises out of or relates to (i) changes in general economic conditions or securities or financial markets generally, (ii) changes in general political conditions, including the effect of any outbreak of hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the Agreement Date, (iii) changes in accounting requirements or principles imposed upon the Company or its business or any change in GAAP, or the interpretation thereof after the Agreement Date, (iv) changes that generally affect the industry in which the Company operates, (v) changes in Laws or other binding directives issued by any Governmental Authority after the Agreement Date, (vi) the effect of any failure by the Company to meet internal forecasts or projections (it being understood, however, that the facts or circumstances giving rise to any such failure to meet internal forecasts or projections may be taken into account in determining whether there has been a Company Material Adverse Change), (vii) the execution and delivery of this Agreement and the other Related Agreements, or the announcement, disclosure or pendency of the transactions contemplated by this Agreement or any other Related Agreement, (viii) actions taken by Parent or any of its Affiliates, and (ix) compliance with the terms of, or the taking of any action required by, this Agreement or any other Related Agreement, so long as in each of the cases set forth in clauses (i) through (v) inclusive, the Company is not disproportionately affected by such changes as compared to other companies in the Company’s industry.

“Fiscal Year 2013 Bonus Payments” means any amounts payable to Company employees as a bonus for services rendered during 2013, whether pursuant to any plan or policy of the Company or any individual employment or other agreement, including all related Taxes or social charges payable by the Company or the Surviving Corporation on such amounts.

“FDA” means the U.S. Food and Drug Administration, or any successor thereto.

“Foreign Privacy Laws” means (i) the Directive 95/46/EC of the European Parliament and of the Council of the European Union of 24 October 1995 on the protection of individuals with regard to the collection, use, disclosure, and processing of personal data and on the free movement of such data, (ii) the corresponding national rules, regulations, codes, orders, decrees and rulings thereunder of the member states of the European Union, and (iii) any rules, regulations, codes, orders, decree, and rulings thereunder related to privacy, data protection or data transfer issues implemented in other countries (including without limitation Canada).

“Fully-Diluted Common Share Number” means the sum of the total number of (i) shares of Common Stock, (ii) shares of Common Stock issuable upon exercise of any unexercised vested In-the-Money Company Options or In-the-Money Company Warrants exercisable for shares of Common Stock, (iii) shares of Common Stock issuable upon conversion of any convertible notes that are convertible into shares of Common Stock and for which the holders thereof have not declared the outstanding balance due and payable in cash as of the Effective Time, (iv) to the extent a conversion will be effected in connection with the transactions contemplated by this Agreement, shares of Company Preferred Stock that will be converted into shares of Common Stock (including any shares of Company Preferred Stock that will be issued upon exercise of In-the-Money Company Warrants or conversion of convertible notes for shares of Company Preferred Stock and, prior to the Effective Time, converted into shares of Common Stock), calculated on an as converted to Common Stock basis, and (v) shares of the Company’s Series D Preferred Stock (the “Series D Stock”), calculated on an as converted to Common Stock basis, in each case as issued and outstanding immediately prior to the Effective Time.

“Fully-Diluted Preferred Shares” means (i) shares of Company Preferred Stock, (ii) shares of Company Preferred Stock issuable upon exercise of In-the-Money Company Warrants exercisable for shares of Company Preferred Stock, and (iii) shares of Company Preferred Stock issuable upon conversion of any convertible notes that are convertible into shares of Company Preferred Stock and for which the holders thereof have not declared the outstanding balance due and payable in cash as of the Effective Time, in each case as issued and outstanding immediately prior to the Effective Time.

“GAAP” means U.S. generally accepted accounting principles consistently applied and maintained throughout the periods indicated.

“Government Payment Programs” means Medicare, TRICARE, Medicaid, Workers’ Compensation, and any and all health maintenance organizations, preferred provider organizations, health benefit plans, health insurance plans, and other third party reimbursement and payment programs administered by a Governmental Authority.

“Governmental Authority” means any governmental agency, authority, department, commission, board, bureau, Court, tribunal, judicial or arbitral body or instrumentality of the United States, the European Union, any domestic state, any foreign country, or any federation or union of any of the forgoing, and any political subdivision or agency thereof, and includes any authority having governmental or quasi-governmental powers, including any administrative agency or commission.

“Hazardous Material” means any substance, material, chemical, pollutant, contaminant or waste that is regulated, classified, or otherwise characterized under or pursuant to or forming the basis of liability under any Environmental Law, including petroleum (including crude oil or any fraction thereof) and petroleum products, asbestos in any form, urea formaldehyde, percholorate, and polychlorinated biphenyls.

“Health Care Laws” means the following Laws and their implementing Regulations: (i) the Federal Health Care Program Anti-Kickback Statute, 42 U.S. C. § 1320a-7b(b), and any anti-kickback Law of a state; (ii) the Federal False Claims Act, 31 U.S.C. § 3729, and any false claim or fraud Law of a state; (iii) the Federal Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a; (iv) the Federal Ethics in Patient Referrals Act, 42 U.S.C. § 1395nn et seq., and any physician self-referral Law of a state; (v) applicable privacy and security Laws regarding protected health information under HIPAA, and all applicable state and federal Laws regarding the privacy and security of protected health information under HIPAA and other confidential patient information and personal data; (vi) the Medicare Act, 42 U.S.C. § 1395 et seq.; (vii) 42 U.S.C. §1320a-7; (viii) 42 U.S.C. §1320c-5; and (ix) the Clinical Laboratory Improvement Amendments (“CLIA”), 42 U.S.C. § 263a, and any applicable state laboratory licensure Law.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing Regulations.

“Indebtedness” means any Liabilities (i) for borrowed money (other than deposits, advances or excess payments accepted in connection with the sale of products or services in the ordinary course of business) or extensions of credit (including bank advances and overdrafts); (ii) evidenced by bonds, debentures, notes or similar instruments, including the Loan Amount, but excluding any dividends payable on Company Preferred Stock that are paid to the holders thereof as part of the Merger Consideration and the amount due under any convertible notes of the Company outstanding as of the Effective Time for which the holders thereof have not declared the outstanding balance due and payable in cash as of the Effective Time and which will be paid as part of the Merger Consideration, (iii) under leases required to be accounted for as capital leases under GAAP, (iv) to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (v) of others secured by a Lien on any asset of the Company, whether or not such Liabilities are assumed, (vi) contingent or otherwise, directly or indirectly guaranteeing any obligations of any other Person, all obligations to reimburse the issuer in respect of letters of credit or under performance or surety bonds, or other similar obligations, (vii) in respect of bankers’ acceptances and under reverse repurchase agreements, (viii) in respect of futures contracts, swaps, other financial contracts and other similar obligations (determined on a net basis as if such contract or obligation was being terminated early on such date), (ix) for lease incentive obligations, or (x) other than trade accounts payable arising in the ordinary course of business and included in the calculation of Working Capital, any other Liabilities of the Company in an amount greater than One Hundred Thousand Dollars ($100,000) or that are payable in more than one year; including, for the avoidance of doubt, all interest, premium and pre-payment penalties payable in respect of any of the foregoing.

“Intellectual Property” means any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority to or serving as a basis for priority thereof; (ii) all inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary information, know how, computer software programs (in both source code and object code form), technology, business methods, and technical data, and tangible or intangible proprietary information; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; (viii) all Web addresses, sites and domain names and numbers; and (ix) any similar or equivalent rights to any of the foregoing anywhere in the world.

“IPO Expenses” means all fees, costs and expenses incurred by or on behalf of the Company, whether or not invoiced or payable as of the Closing, arising out of, relating to, in connection with, or incidental to, the Company’s proposed initial public offering of its Common Stock, including fees and disbursements of advisors, consultants, investment bankers and other financial advisors, brokers and finders, lawyers and accountants, to the extent such fees, costs and expenses relate to services rendered in connection with the Company’s proposed initial public offering of its Common Stock.

“Judgment” means any judgment, order, decree, writ, injunction, ruling or any settlement under the jurisdiction of any Court or Governmental Authority.

“Knowledge of the Company” and all permutations thereof means the actual knowledge, after review of this Agreement and the Company Disclosure Schedule, of the Chief Executive Officer, the Chief Medical Officer, the Vice President, Bioinformatics, the Chief Technology Officer, the Chief Commercial Officer, the Vice President, Business Development, the Chief Financial Officer, the Chief Information Officer, General Counsel or Chief Legal Officer, director of intellectual property or chief IP counsel, and any other person who after the Agreement Date holds any of the foregoing offices at the Company, or the person(s) at the Company whose primary responsibilities include similar functions.

“Law” means any law, statute, code, common law, licensing requirement, ordinance, and Regulation of any Governmental Authority.

“Liabilities” means any damages, debts, obligations and other liabilities (whether known or unknown, absolute or contingent, liquidated or unliquidated, due or to become due, accrued or not accrued, asserted or unasserted or otherwise), losses, claims, royalties, Taxes, interest obligations, deficiencies, Judgments, assessments, fines, fees, penalties, expenses (including amounts paid in settlement, interest, Court costs, costs of investigators, reasonable fees and expenses of attorneys, accountants, financial advisors, consultants and other experts, and other expenses of litigation).

“Lien” means any mortgage, pledge, license, security interest, attachment, easement, encumbrance, lien (statutory or otherwise), option, conditional sale agreement, right of first refusal or right of first offer (including any agreement to give any of the foregoing).

“Loan Amount” means the aggregate amount outstanding under the Loan Documents as of the Closing.

“Loan Documents” means that certain Loan and Security Agreement, by and between Parent and the Company, dated as of September 8, 2011, as amended most recently on January 14, 2014 and as may be further amended prior to Closing as contemplated by Section 5.13 of this Agreement, together with all agreements, certificates and other documents delivered in connection therewith.

“made available,” as used in Article III in this Agreement with respect to documents and other diligence materials made available to Parent, means delivered to Parent or posted in the electronic data room for this transaction prior to January 28, 2014.

“Merger Consideration” means the sum of the Closing Payment and the portion of the Escrow Consideration (if any), the Working Capital Surplus (if any), and the Representative Reimbursement Set-Aside (if any) distributed to the Company Holders.

“Meso Supplies” means plates and diluents used in the manufacturing process to support finished product for Crescendo’s CLIA laboratory purchased from Meso Scale Diagnostics, LLC since January 12, 2014 and not consumed as of the Closing Date.

“Neutral Auditor” means a nationally recognized accounting firm of independent auditors mutually agreed upon by Parent and Representative that has not performed work for (other than as a neutral auditor), and is otherwise independent of, each of Parent, the Company and the Representative.

“Pay-Off Letters” means the letters, and any updates thereto, to be sent by each lender of the Company and its Subsidiaries to the Company and Parent prior to Closing, other than with respect to the Loan Amount, which letters shall among other things specify the aggregate amount of Indebtedness that will be outstanding as of the Effective Time under each note, loan agreement or other similar instrument and wire transfer information for each such lender to be paid at Closing.

“Per Share Common Closing Payment” means the amount equal to the quotient obtained by dividing (x) the greater of (i) zero and (ii) the amount of the Closing Payment minus the aggregate amount of the Per Share Preferred Closing Payments payable in respect of all Fully-Diluted Preferred Shares, by (y) the Fully-Diluted Common Share Number, as shown in the Allocation Certificate.

“Per Share Common Escrow Payment” means the amount equal to the quotient obtained by dividing (x) the greater of (i) zero and (ii) the amount of the Escrow Consideration (and any interest thereon) that becomes distributable to the Company Holders pursuant to the terms and conditions of the Escrow Agreement (if any) minus the aggregate amount of Per Share Preferred Escrow Payments, by (y) the Fully-Diluted Common Share Number, as shown in the Allocation Certificate.

“Per Share Common Reimbursement Payment” means the amount equal to the quotient obtained by dividing (x) the greater of (i) zero and (ii) the amount of the Representative Reimbursement Set-Aside that becomes distributable to the Company Holders (if any) minus the aggregate amount of Per Share Preferred Reimbursement Payments, by (y) the Fully-Diluted Common Share Number, as shown in the Allocation Certificate.

“Per Share Common Working Capital Payment” means the amount equal to the quotient obtained by dividing (x) the greater of (i) zero and (ii) the amount of the Working Capital Surplus (if any) minus the aggregate amount of Per Share Preferred Working Capital Payments, by (y) the Fully-Diluted Common Share Number, as shown in the Allocation Certificate.

“Per Share Preferred Closing Payment” means, with respect to each Fully-Diluted Preferred Share, the portion of the Closing Payment allocable to such share in preference to holders of Common Stock, in accordance with the Company’s Certificate of Incorporation as in effect immediately prior to the Effective Time, as shown in the Allocation Certificate.

“Per Share Preferred Escrow Payment” means, with respect to each Fully-Diluted Preferred Share, the portion (if any) of the Escrow Consideration (and any interest thereon) that becomes distributable to the Company Holders and is allocable to such share in preference to holders of Common Stock, in accordance with the Company’s Certificate of Incorporation as in effect immediately prior to the Effective Time, as shown in the Allocation Certificate.

“Per Share Preferred Reimbursement Payment” means, with respect to each Fully-Diluted Preferred Share, the portion (if any) of the Representative Reimbursement Set-Aside that becomes distributable to the Company Holders and is allocable to such share in preference to holders of Common Stock, in accordance with the Company’s Certificate of Incorporation as in effect immediately prior to the Effective Time, as shown in the Allocation Certificate.

“Per Share Preferred Working Capital Payment” means, with respect to each Fully-Diluted Preferred Share, the portion (if any) of the Working Capital Surplus allocable to such share in preference to holders of Common Stock, in accordance with the Company’s Certificate of Incorporation as in effect immediately prior to the Effective Time, as shown in the Allocation Certificate.

“Permitted Liens” means (i) statutory Liens for Taxes, assessments and other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings, (ii) statutory or common law Liens to secure landlords, sublandlords, licensors or sublicensors under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under applicable Laws, (iv) statutory or common law Liens in favor of carriers, warehousemen, mechanics, workmen, repairmen and materialmen to secure claims for labor, materials or supplies and other like Liens, (v) restrictions on transfer of securities imposed by applicable state and federal securities Laws, (vi) any other encumbrance affecting any asset which does not materially impede or otherwise materially affect the ownership, operation, use or value of such asset, or (vii) Liens resulting from a filing by a lessor as a precautionary filing for a true lease.

“Person” means an individual, corporation, partnership, association, trust, unincorporated organization, limited liability company or other legal entity.

“Personal Information” means any information related to an identified or identifiable natural person that does not meet the definition of de-identified as defined by section 164.514(b)(2) of HIPAA or as defined by Foreign Privacy Laws.

“Plan Affiliate” means any Person with which the Company constitutes all or part of a controlled group of corporations, a group of trades or businesses under common control or an affiliated service group, as each of those terms are defined in Section 414 of the Code.

“Pre-Closing Tax Period” means any Tax period ending on or prior to the Closing Date, and for any period that includes (but does not end on) the Closing Date (a “Straddle Period”), the portion of the Straddle Period that ends on the Closing Date, with Taxes for such Straddle Period allocated to the Pre-Closing Tax Period portion thereof in accordance with Section 6.3(g).

“Privacy Laws” means all U.S. Privacy Laws and Foreign Privacy Laws.

“Publicly Available Software” means each of (i) any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., GNU General Public License, Apache Software License, MIT License), or pursuant to similar licensing and distribution models and (ii) any software that requires as a condition of use, modification, hosting, and/or distribution of such software, or of other software used or developed with, incorporated into, derived from, or distributed with such software, that such software or other software (A) be disclosed or distributed in source code form; (B) be licensed for the purpose of making derivative works; (C) be redistributed, hosted or otherwise made available at no or minimal charge; or (D) be licensed, sold or otherwise made available on terms that (x) limit in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of such software or other software or (y) grant the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of such software or other software.

“Registered Intellectual Property” means all United States, international and foreign: (i) patents and patent applications (including provisional applications and design patents and applications) and all reissues, divisions, divisionals, renewals, extensions (including but not limited to supplemental protection certificates), counterparts, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority thereto or serving as a basis for priority thereof; (ii) registered trademarks, service marks, applications to register trademarks, applications to register service marks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; (iv) domain name registrations and Internet number assignments; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Authority.

“Regulation” means any rule or regulation of any Governmental Authority.

“Regulatory Authority” means the FDA and comparable national, supra-national, regional, state or local regulatory agencies to the extent they have authority over the ultimate approval and regulation of the sale of a Company Product.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, dumping, emptying, disposal, discharge, escaping or leaching into the environment.

“Remedial Action” means all actions including any capital expenditures undertaken to (i) clean up, remove, treat or in any other way address any Hazardous Material; (ii) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Material; (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care; or (iv) correct a condition of noncompliance with Environmental Laws.

“Representative” means MDV IX, L.P. or its successor appointed pursuant to Section 9.1(c) of this Agreement.

“Representative Reimbursement Set-Aside” means an amount in cash equal to $200,000 or such larger amount as may be approved prior to the Closing by the Company Holders who, as of the Agreement Date, hold at least a majority of the outstanding Company Shares (on a fully-diluted basis) held by all Company Holders.

“Revenue” means the consolidated revenue of the Company and its Subsidiaries, calculated in accordance with GAAP.

“Straddle Period” is defined in the definition of “Pre-Closing Tax Period” above.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company, trust or other legal entity of which such Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, at least a majority of the stock or other equity interests in such entity.

“Tax Authority” means any Governmental Authority or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Taxes”, and with correlative meaning, “Taxable” and “Taxing”, mean all taxes and governmental impositions of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority or other Governmental Authority, including, but not limited to, those on or measured by or referred to as income, franchise, profits, gross receipts, capital, net worth, ad valorem, custom duties, alternative or add-on minimum taxes, estimated, environmental, disability, registration, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, and interest, penalties and additions to tax imposed with respect thereto.

“Tax Return” means any report, return, documents, declaration or other information (and any supporting schedules, estimates, elections, statements or attachments thereto) required to be supplied to any Tax Authority or jurisdiction with respect to Taxes (including any returns or reports filed on a consolidated, unitary, or combined basis).

“Transaction Expenses” means all fees, costs and expenses incurred by or on behalf of the Company, whether or not invoiced or payable as of the Closing, arising out of, relating to, in connection with, or incidental to, the discussion, evaluation, negotiation, documentation, preparation, implementation, consummation and performance of the Prior Merger Agreement and this Agreement and the transactions contemplated hereby, including costs associated with securing required consents, and fees and disbursements of advisors, consultants, investment bankers and other financial advisors, brokers and finders, lawyers and accountants, to the extent such fees, costs and expenses relate to services rendered in connection with the consummation of the transactions contemplated by this Agreement at or prior to the Effective Time.

“U.S. Privacy Laws” means any U.S. federal, state, regional or local rules, regulations, codes, orders, decrees, and rulings or any Governmental Authority obtaining authority from any of the foregoing that relate to privacy, security, data protection or data transfer issues, including all implementing laws, ordinances or regulations.

“Voting Holders” means the holders of shares of Preferred Stock and Common Stock outstanding as of the Agreement Date.

“Working Capital” means an amount, which may be positive or negative, equal to: (i) the sum of the Company’s current assets, which shall include accounts receivable (net of reserves), deposits on leased property, inventory (net of reserves), prepaid expenses and other current assets but which shall not include the Meso Supplies; less (ii) the sum of the Company’s current liabilities, including accrued expenses and accounts payable (including unpaid Transaction Expenses for services performed after December 31, 2013); in each case, calculated in accordance with GAAP; provided, however, that, for purposes of this definition of Working Capital, whether or not in accordance with GAAP, (A) Tax assets, including deferred Tax assets, shall not be taken into account under clause (i), (B) cash and cash equivalents shall not be taken into account under clause (i), and (C) “current liabilities” shall exclude (1) unpaid Company Indebtedness (including, without limitation, the Loan Amount), (2) the amount of any Change of Control Payments, (3) the amount of unpaid Transaction Expenses for services performed on or prior to December 31, 2013, (4) the amount of unpaid IPO Expenses, (5) the amount of unpaid Fiscal Year 2013 Bonus Payments, and (6) the amount of unpaid expenses payable to Parent or its counsel under the Loan Documents, in each case to the extent that such amounts are included in the calculation of the Closing Payment Reduction Amount, (7) payments made by Parent or the Surviving Corporation following the Closing that would be Change of Control Payments but for a specific exclusion contained in the definition thereof, and (8) any liabilities that would otherwise be included as current liabilities with respect to outstanding Company Preferred Stock or Warrants exercisable for shares of Company Preferred Stock which shares of Preferred Stock or Warrants will be cancelled in exchange for the payment of Merger Consideration pursuant to Section 2.10(b) or Section 2.14 of this Agreement.

“Working Capital Target” means an amount equal to the Working Capital of the Company as of December 31, 2013 calculated on a basis consistent with the Company’s preparation of its consolidated balance sheets and income statements for each month-end (the “Measurement Date”).

1.2 Additional Defined Terms.

The following terms shall have the meanings set forth on the pages of this Agreement indicated below:

280G Approval	6.3(c)
280G Payments	6.3(c)
Acquisition Proposal	5.11

Acquisition Sub	Preamble
Agreed Claims	10.4(g)
Agreement	Preamble
Agreement Date	Preamble
Allocation Certificate	6.8
Antitrust Filings	6.2(a)
Audited Balance Sheet	3.9(b)
Audited Balance Sheet Date	3.9(b)
Audited Financial Statements	3.9(b)
California Stockholder Approval	3.8
Certificate of Merger	2.4
Claims	10.4
CLIA	1.1
Closing	2.4
Closing Date	2.4
Closing Working Capital Estimate	2.17(a)
Company	Preamble
Company Board Approval	3.5
Company Certificate	2.10(e)
Company Disclosure Schedule	3.0
Company Disclosure Schedules	3.0
Company Option	2.13(a)
Company Preferred Stock	2.10(b)
Company Representative	5.11
Company Software	3.18(l)
Company Third Party Consents	6.3(b)
Company Warrant	2.14(a)
Company Warrant Documents	2.12(a)
Confidentiality Agreement	5.9
Corporate Stockholder Approval	3.8
D&O Cap	6.4(b)
Delivered Tax Returns	3.22(a)
DGCL	Preamble
Disclosure Statement	5.8(a)
Dissenting Shares	2.15
Dissenting Stockholders	2.15
DOJ	6.2(a)
Effective Time	2.4
Employee Pension Benefit Plan	3.15(h)
Employee Plan	3.15(h)
Employee Welfare Benefit Plan	3.15(h)
Environmental Approvals	3.21(e)
Environmental Reports	3.21(f)
Escrow Agent	2.16
Escrow Agreement	2.16
Escrow Fund	2.16

Estimated Working Capital Surplus	2.17(b)
FDA Requirements	3.19(a)
Final Working Capital	2.17(e)
Firm	11.9
FTC	6.2(a)
Fundamental Representations	10.2(a)(ii)
HSR Act	6.2(a)
Indemnified D&Os	6.4(a)
Indemnified Parties	10.1(a)
Interim Balance Sheet	3.9(b)
Interim Balance Sheet Date	3.9(b)
Interim Financial Statements	3.9(b)
In-the-Money Company Option	2.13(a)
In-the-Money Company Warrant	2.14(a)
Leased Property	3.14(a)
Letter Amendment	Premable
Letter of Transmittal	2.12(a)
License Agreement	3.16(a)(xi)
License Agreements	3.16(a)(xi)
Majority Effective Time Holders	9.1(c)
Measurement Date	1.1
Merger	Preamble
Option Cancellation Agreement	2.13(c)
Organizational Documents	3.3
Out-of-the-Money Company Option	2.13(b)
Out-of-the-Money Company Warrant	2.14(b)
Outside Date	8.1(b)
Parent	Preamble
Parent Closing Balance Sheet	2.17(c)
Parent Representatives	5.9
Parent Working Capital Determination	2.17(c)
Parent Working Capital Statement	2.17(c)
Paying Agent	2.11(a)
Paying Agent Agreement	2.11(a)
Payment Fund	2.11(a)
Pre-Closing Period	6.1
Preliminary Closing Balance Sheet	2.17(a)
Preliminary Closing Statement	2.17(a)
Prior Merger Agreement	Preamble
Related Agreements	3.5(a)
Seller Group	11.19
Series D Stock	1.1
Special Representations	10.2(a)(iii)
Specified Representations	10.2(a)(iii)
Stark Law	3.12(b)
Stockholder Approval	3.8

Stockholder Meeting	5.8(b)
Straddle Period	1.1
Subsidiary Securities	3.2(b)
Survival Date	10.3(a)
Third Party Claim	10.4(b)
Working Capital Deficit	2.17(f)
Working Capital Objection Period	2.17(e)
Working Capital Objection Statement	2.17(e)
Working Capital Surplus	2.17(f)

ARTICLE II

MERGER

2.1 [Reserved].

2.2 [Reserved].

2.3 The Merger. Upon the terms, and subject to the conditions, set forth in this Agreement, and in accordance with the DGCL, Acquisition Sub shall be merged with and into the Company at the Effective Time. From and after the Effective Time, the separate corporate existence of Acquisition Sub shall cease and the Company, as the surviving corporation in the Merger, shall continue its existence under the Laws of the State of Delaware as a wholly-owned Subsidiary of Parent. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

2.4 Effective Time. Subject to the terms and conditions hereof, the closing of the Merger and the transactions contemplated by this Agreement (the “Closing”) will take place following the date on which all of the conditions set forth in Article VII have been satisfied or, if permissible, waived, at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, at 10:00 a.m. (Pacific Time) or remotely via the exchange of executed documents and other closing deliverables, unless another time or date is agreed to in writing by the Company and Parent; provided, however, in the event that the Closing would be consummated on any date which is during the last five Business Days of any month following satisfaction or waiver of the conditions set forth in Article VII, Parent may elect to have the Closing take place on the last calendar day of such month in which such conditions are satisfied or waived or such other date as mutually agreed by Parent and the Company. The date on which the Closing actually occurs is referred to herein as the “Closing Date”). On the Closing Date, subject to the terms and conditions set forth in this Agreement, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) in substantially the form of Exhibit C attached hereto and executed in accordance with the relevant provisions of the DGCL (the date and time of the acceptance of such filing, or such later date and time as may be specified in the Certificate of Merger by mutual agreement of Parent and the Company, being the “Effective Time”).

2.5 Effect of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

2.6 Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time and without further action on the part of the parties hereto, the Certificate of Incorporation and the bylaws of the Surviving Corporation shall be amended to read in their entirety to contain the provisions set forth in the Certificate of Incorporation and bylaws of Acquisition Sub, as in effect immediately prior to the Effective Time, in each case, until thereafter amended as provided by the DGCL.

2.7 Directors and Officers. From and after the Effective Time, (a) the directors of Acquisition Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, and (b) the officers of Acquisition Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case, to hold office in accordance with the Certificate of Incorporation and the bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and bylaws or the terms of any Contract pursuant to which they may be serving as such.

2.8 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Acquisition Sub, the officers and directors of the Company and Acquisition Sub are fully authorized in the name of their respective corporations or otherwise to take all such lawful and necessary action.

2.9 [Reserved].

2.10 Effect of Merger on Capital Stock.

(a) Effect of Merger on Capital Stock of Acquisition Sub. At the Effective Time, each share of Acquisition Sub’s common stock, par value $.001 per share, that is issued and outstanding immediately prior to the Effective Time, shall, by virtue of the Merger and without any action on the part of Parent, Acquisition Sub, the Company or the Company Holders, be converted automatically into and exchanged for one share of common stock of the Surviving Corporation.

(b) Conversion of Preferred Stock of the Company. At the Effective Time, by virtue of the Merger and without any action on the part of the parties hereto, the Company Board or the holders of the Company’s capital stock, each share of preferred stock of the Company (the “Company Preferred Stock”) issued and outstanding immediately prior to the Effective Time, including, without limitation, all shares of Company Preferred Stock issuable upon exercise of Company Warrants for Company Preferred Stock and all shares of Company Preferred Stock issuable upon conversion of any convertible notes that are convertible into Company Preferred Stock and for which the holders thereof have not declared the outstanding balance due and payable in cash as of the Effective Time (whereupon such convertible notes shall be cancelled at the Effective Time), and excluding the Dissenting Shares, shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and extinguished and converted automatically, at the Effective Time, into the right to receive, subject to Section 2.10(f) and 2.12 of this Agreement and without interest thereon:

(i) the Per Share Preferred Closing Payment associated with such class or series of Company Preferred Stock plus, in the case of each share of Series D Stock, the Per Share Common Closing Payment, payable in cash as provided in Section 2.11;

(ii) the Per Share Preferred Working Capital Payment (if any) plus, in the case of each share of Series D Stock, the Per Share Common Closing Working Capital Payment (if any), at such time and only to the extent distributable to the Company Holders pursuant and subject to the provisions of Section 2.17, payable in cash as provided in Section 2.11;

(iii) the Per Share Preferred Escrow Payment (if any) plus, in the case of each share of Series D Stock, the Per Share Common Escrow Payment (if any), at such time and only to the extent it becomes distributable to the Company Holders pursuant to the terms and conditions of the Escrow Agreement; and

(iv) the Per Share Preferred Reimbursement Payment (if any) plus, in the case of each share of Series D Stock, the Per Share Common Reimbursement Payment (if any), at such time and only to the extent it becomes distributable to the Company Holders pursuant to the terms and conditions of Section 9.2.

(c) Conversion of Common Stock of the Company. At the Effective Time, by virtue of the Merger and without any action on the part of the parties hereto, the Company Board or the holders of the Company’s capital stock, each share of Common Stock that is issued and outstanding immediately prior to the Effective Time, including, without limitation, all shares of Common Stock issuable upon exercise of any Company Options or Company Warrants for Common Stock and all shares of Common Stock issuable upon conversion of any convertible notes that are convertible into Common Stock and for which the holders thereof have not declared the outstanding balance due and payable in cash as of the Effective Time (whereupon such convertible notes shall be cancelled at the Effective Time), and excluding the Dissenting Shares, shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and extinguished and converted automatically, at the Effective Time, into the right to receive, subject to Section 2.10(f) and 2.12 of this Agreement and without interest thereon:

(i) the Per Share Common Closing Payment (if any) payable in cash as provided in Section 2.11;

(ii) the Per Share Common Working Capital Payment (if any) at such time and only to the extent it becomes distributable to the Company Holders pursuant and subject to the provisions of Section 2.17, payable in cash as provided in Section 2.11;

(iii) the Per Share Common Escrow Payment (if any) payable in cash at such time and only to the extent it becomes distributable to the Company Holders, pursuant and subject to the terms and conditions of the Escrow Agreement; and

(iv) the Per Share Common Reimbursement Payment (if any) at such time and only to the extent it becomes distributable to the Company Holders pursuant to the terms and conditions of Section 9.2.

(d) Treasury Stock; Parent Stock. All shares of capital stock of the Company held in the treasury of the Company or held by Parent immediately prior to the Effective Time shall be canceled and extinguished without any consideration therefor, and no payment shall be made with respect thereto.

(e) Cancellation and Retirement of Capital Stock. At the Effective Time, each Company Share converted into the right to receive cash in accordance with this Section 2.10 shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares (a “Company Certificate”) shall cease to have any rights with respect thereto, except the right to receive payment in accordance with Section 2.10.

(f) Tax Withholding Obligation. Each of Parent, the Paying Agent, the Escrow Agent and the Surviving Corporation reserves the right and is hereby authorized to make any withholdings required by applicable Tax Laws and to appropriately reduce any Merger Consideration payable to any Company Holder by the amount of any withholdings or payments that are required to be made by Parent, the Paying Agent, the Escrow Agent or the Surviving Corporation from or on behalf of such Company Holder (including, without limitation, withholding obligations of the Company arising from the termination and settlement of any Company Options pursuant to Section 2.13). To the extent that amounts are so withheld by Parent, the Paying Agent, the Escrow Agent or the Surviving Corporation, such amounts shall be treated for all purposes of this Agreement as having been paid to the Company Holder in respect of which such withholdings were made by Parent, the Paying Agent, the Escrow Agent or the Surviving Corporation, as the case may be.

2.11 Actions at Closing on the Closing Date. Parent shall take the following actions at the Closing:

(a) In connection with the Closing, Parent, the Representative and JPMorganChase Bank, N.A. or another Person mutually satisfactory to Parent and the Company (the “Paying Agent”) shall have executed and delivered a paying agent agreement, in substantially the form attached hereto as Exhibit D (the “Paying Agent Agreement”), pursuant to which the Paying Agent shall distribute the Closing Payment and Working Capital Surplus (if any) to the Company Holders; provided, however, that any portion of the Merger Consideration that is to be paid to holders of Company Options in accordance with Section 2.13 shall not be deposited with the Paying Agent and shall instead be paid by the Surviving Corporation, out of funds made available therefor by Parent, to such holders through the next regularly scheduled payroll of the Surviving Corporation (or Parent, if the holders have been transitioned to Parent’s payroll). At the Closing, Parent shall deposit with the Paying Agent the Closing Payment less the Closing Option/Warrant Amount and less the amount to be deposited with the Surviving Corporation as set forth in the immediately preceding sentence, by wire transfer of immediately available funds, for exchange in accordance with Section 2.12 (the “Payment Fund”);

(b) Parent shall make a cash payment to the Representative, by wire transfer of immediately available funds to an account designated by the Representative prior to the Closing Date, in an amount equal to the Representative Reimbursement Set-Aside (as contemplated by Section 9.2);

(c) Parent shall deposit into the Escrow Fund (as contemplated by Section 2.16) with the Escrow Agent, by wire transfer of immediately available funds, an amount in cash equal to the Escrow Consideration, to be held in trust by the Escrow Agent pursuant to the Escrow Agreement; and

(d) Parent shall pay and discharge directly the aggregate amount of all unpaid (i) Company Indebtedness, including, without limitation, the Loan Amount, and (ii) Change of Control Payments (in each case to the extent that such amounts are being deducted from the Closing Payment and not otherwise being distributed pursuant to this Section 2.11), subject to receipt by Parent of Pay-Off Letters, releases and other documentation reasonably satisfactory to Parent reflecting such payment and discharge.

2.12 Exchange of Certificates and Company Warrants.

(a) As soon as reasonably practicable after the Effective Time (but in any event within three (3) Business Days after the Effective Time), Parent and the Surviving Corporation shall use commercially reasonable efforts to cause the Paying Agent to send to each Company Holder entitled to receive Merger Consideration in respect of their Company Shares or Company Warrants a letter of transmittal in the form of Exhibit E hereto (the “Letter of Transmittal”) containing instructions for use in effecting the surrender of the Company Certificates and documentation for Company Warrants (the “Company Warrant Documents”) in exchange for such Company Holder’s portion of the Merger Consideration. Upon surrender of a Company Certificate or Company Warrant Document for cancellation (or an affidavit of lost Company Certificate or Company Warrant Document as contemplated by the Letter of Transmittal) to the Paying Agent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Company Certificate or Company Warrant Document shall be entitled to receive in exchange a check or wire transfer in the amount (after giving effect to any required tax withholding pursuant to Section 2.10(f)) of such Company Holder’s portion of the Merger Consideration that the holder is entitled to receive under Sections 2.10 and 2.11, and the Company Certificate or Company Warrant Document so surrendered shall immediately be canceled. No interest will be paid or accrued with respect to any Merger Consideration deliverable upon due surrender of the Company Certificates or Company Warrant Document (or delivery of an affidavit of lost Company Certificate or Company Warrant Document as contemplated by the Letter of Transmittal). In the event of a transfer of ownership of Company Shares or Company Warrants that is not documented in the transfer records of the Company, payment may be made to a transferee if, and only if, the Company Certificate or Company Warrant Document representing such Company Shares or Company Warrants (or an affidavit of lost Company Certificate or Company Warrant Document as contemplated by the Letter of Transmittal) is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.12, each Company Certificate or Company Warrant Document (other than Company Certificates representing Dissenting Shares) shall be deemed at any time after the Effective Time for all purposes to represent only the right to receive upon such surrender any payments which the holder thereof has the right to receive in respect of such Company Certificate or Company

Warrant Document pursuant to this Article II. In the case of Company Certificates representing Dissenting Shares, each Company Certificate representing Dissenting Shares shall be deemed at any time after the Effective Time for all purposes to represent only the right to receive the fair value of such Dissenting Shares pursuant to the DGCL.

(b) No Further Ownership Rights; Transfer Books. The payment of any consideration upon the surrender for exchange of Company Shares in accordance with the terms hereof shall be deemed to have been issued and made in full satisfaction of all rights pertaining to Company Shares as of the Effective Time, and (except with respect to Dissenting Shares) following the Effective Time, there shall be no further transfers on the stock transfer books of the Surviving Corporation of the Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 2.12, subject to applicable Law in the case of the Company Certificates representing Dissenting Shares. From and after the Effective Time, holders of Company Certificates shall cease to have any rights as stockholders of the Company, except as provided by Law.

(c) Lost, Stolen or Destroyed Certificates. If any Company Certificates shall have been lost, stolen or destroyed, then payment shall be made in accordance with this Section 2.12 in exchange for such lost, stolen or destroyed the Company Certificates, upon the delivery to the Paying Agent of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and an indemnity in a form reasonably satisfactory to Parent and the Paying Agent against any claim that may be made against the Paying Agent or Parent or otherwise with respect to such Company Certificate, including, if reasonably required by the Paying Agent, delivery of a bond.

(d) No Liability. Neither Parent, the Company, the Surviving Corporation nor the Paying Agent shall be liable to any former Company Holder for any stock or cash held by Parent, the Surviving Corporation or the Paying Agent for payment pursuant to this Section 2.12 properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Return of Closing Payment; Termination of Payment Fund. Any portion of the Merger Consideration made available to the Paying Agent pursuant to the Paying Agent Agreement that remains undistributed to holders of the Company Certificates for one (1) year after the Effective Time shall be delivered by the Paying Agent to Parent, and any holders of the Company Certificates who have not theretofore complied with Section 2.11 for payments to holders of Company Certificates shall thereafter only look to Parent for payment of such Merger Consideration.

2.13 Options.

(a) At the Effective Time, each option to purchase shares of Common Stock that was issued under any Company Equity Incentive Plan or otherwise (each, a “Company Option”) and is outstanding immediately prior to the Effective Time shall be cancelled. Each such Company Option that (x) is vested in accordance with the provisions of the Company Equity Incentive Plan and/or applicable option agreement under which such Company Option was granted (whether by its terms or accelerated immediately prior to the Effective Time) and (y) has an exercise price per share that is less than the Per Share Common Closing Payment (each such Company Option, an “In-the-Money Company Option”) shall be terminated in exchange for the right to receive, with respect to each share of Common Stock underlying such Company Option:

(i) an amount equal to (A) the Per Share Common Closing Payment minus (B) the exercise price applicable to such underlying share of Common Stock under such Company Option, payable in cash as provided in Section 2.11;

(ii) an amount equal to the Per Share Common Working Capital Payment (if any), at such time and only to the extent it becomes distributable to the Company Holders pursuant and subject to the provisions of Section 2.17, payable in cash as provided in Section 2.11;

(iii) an amount equal to the Per Share Common Escrow Payment (if any), at such time and only to the extent it becomes distributable to the Company Holders, pursuant and subject to the terms and conditions of the Escrow Agreement; and

(iv) an amount equal to the Per Share Common Reimbursement Payment (if any), at such time and only to the extent it becomes distributable to the Company Holders pursuant and subject to the terms and conditions of Section 9.2.

(b) At the Effective Time, each Company Option that (x) is vested in accordance with the provisions of the Company Equity Incentive Plan and/or applicable option agreement under which such Company Option was granted (whether by its terms or accelerated immediately prior to the Effective Time) and (y) has an exercise price per share that is equal to or greater than the Per Share Common Closing Payment (each such Company Option, an “Out-of-the-Money Company Option”) shall be terminated in exchange for the right to receive, with respect to each share of Common Stock underlying such Option, the same amounts set forth in Section 2.13(a); provided, that:

(i) no payment shall be made unless such payment, when aggregated with all prior payments of Merger Consideration distributed to the Company Holders, would have caused such Out-of-the-Money Company Option to be an In-the-Money Company Option if such payment had been made at Closing;

(ii) the exercise price applicable to the underlying share of Common Stock under such Company Option shall be deducted from the first payment made under this Section 2.13(b); and

(iii) in the event that the holder of an Out-of-the-Money Company Option is entitled to receive any payment as contemplated by this Section 2.13(b), the Representative shall, prior to the payment of such amount, (x) update the Allocation Certificate to include the amounts payable to the holder of such Out-of-the-Money Company Option and to adjust the payments to be made to all other Company Holders, to the extent necessary, and (y) deliver joint written instructions with Parent to the Escrow Agent to update the schedule of escrow participants attached to the Escrow Agreement.

(c) Each holder of Company Options, as a condition to receiving any payment under Section 2.13, shall execute and deliver to the Company prior to the Effective Time, an option cancellation agreement in substantially the form attached hereto as Exhibit F (an “Option Cancellation Agreement”), to be effective upon the Effective Time.

(d) Each of Parent, the Escrow Agent and the Surviving Corporation reserves the right and is hereby authorized to make any withholdings required by applicable Tax Laws as set forth in Section 2.10(f) hereof.

(e) At the Effective Time, each outstanding Company Option that is not vested shall be terminated, without any consideration therefor.

(f) The Company agrees that the Company Board (or, if appropriate, any committee administering the Company Equity Incentive Plans) shall adopt such resolutions or take such other actions (including obtaining any required consents but not including the payment of any cash or non-cash consideration, without Parent’s prior written consent) as may be required to effect the transactions described in this Section 2.13 as of the Effective Time, including, without limitation, providing any required notices to holders of all Company Options and obtaining Option Cancellation Agreements. The Company shall terminate any Company Options that are not vested and the Company Equity Incentive Plans, in each case effective immediately prior to the Effective Time.

2.14 Warrants.

(a) At the Effective Time, each warrant to purchase Common Stock or Company Preferred Stock (each, a “Company Warrant”) that is outstanding immediately prior to the Effective Time shall be cancelled. Each such Company Warrant that (x) is vested in accordance with the terms of the applicable warrant agreement (whether by its terms or accelerated immediately prior to the Effective Time) and (y) has an exercise price per share that is less than either the Per Share Preferred Closing Payment for the applicable series of Company Preferred Stock, in the case of Company Warrants exercisable for shares of Company Preferred Stock, or the Per Share Common Closing Payment, in the case of Company Warrants exercisable for shares of Common Stock, in each case assuming such Company Warrants had been exercised immediately prior to the Effective Time (each such Company Warrant, an “In-the-Money Company Warrant”), shall be terminated in exchange for the right to receive, with respect to each share of Company Preferred Stock or Common Stock, as applicable, underlying such Company Warrant:

(i) (A) with respect to Company Warrants exercisable for Company Preferred Stock, an amount equal to (x) the number of shares of Company Preferred Stock subject to such Company Warrant that are vested immediately prior to the Effective Time, multiplied by (y) the amount by which the Per Share Preferred Closing Payment for the applicable series of Company Preferred Stock exceeds the exercise price per share of the applicable series of Company Preferred Stock that is subject to such Company Warrant; and (B) with respect to Company Warrants exercisable for Common Stock, an amount equal to (x) the number of shares of Common Stock subject to such Company Warrant that are vested immediately prior to the Effective Time, multiplied by (y) the amount by which the Per Share Common Closing Payment exceeds the exercise price per share of Common Stock that is subject to such Company Warrant, in each case payable in cash as provided in Section 2.11;

(ii) (A) with respect to Company Warrants that are exercisable for Preferred Stock, an amount equal to the Per Share Preferred Working Capital Payment (if any); and (B) with respect to Company Warrants that are exercisable for Common Stock, an amount equal to the Per Share Common Working Capital Payment (if any); in each case at such time and only to the extent it becomes distributable to the Company Holders pursuant and subject to the provisions of Section 2.17, payable in cash as provided in Section 2.11;

(iii) (A) with respect to Company Warrants that are exercisable for Preferred Stock, an amount equal to the Per Share Preferred Escrow Payment (if any); and (B) with respect to Company Warrants that are exercisable for Common Stock, an amount equal to the Per Share Common Escrow Payment (if any); in each case at such time and only to the extent it becomes distributable to the Company Holders, pursuant and subject to the terms and conditions of the Escrow Agreement; and

(iv) (A) with respect to Company Warrants that are exercisable for Preferred Stock, an amount equal to the Per Share Preferred Reimbursement Payment (if any); and (B) with respect to Company Warrants that are exercisable for Common Stock, an amount equal to the Per Share Common Reimbursement Payment (if any); in each case at such time and only to the extent it becomes distributable to the Company Holders pursuant and subject to the terms and conditions of Section 9.2.

(b) At the Effective Time, each Company Warrant that (x) is vested in accordance with the terms of the applicable warrant agreement (whether by its terms or accelerated immediately prior to the Effective Time) and (y) has an exercise price per share that is equal to or greater than the Per Share Preferred Closing Payment for the applicable series of Company Preferred Stock, in the case of Company Warrants exercisable for shares of Company Preferred Stock, or the Per Share Common Closing Payment, in the case of Company Warrants exercisable for shares of Common Stock, in each case assuming such Company Warrants had been exercised immediately prior to the Effective Time (each such Company Warrant, an “Out-of-the-Money Company Warrant”) shall be terminated in exchange for the right to receive, with respect to each share of Company Preferred Stock or Common Stock, as applicable, underlying such Warrant, the same amounts set forth in Section 2.14(a); provided, that:

(i) no payment shall be made unless such payment, when aggregated with all prior payments of Merger Consideration distributed to the Company Holders, would have caused such Out-of-the-Money Company Warrant to be an In-the-Money Company Warrant if such payment had been made at Closing;

(ii) the exercise price applicable to the underlying share of Common Stock or Preferred Stock, as applicable, under such Out-of-the-Money Company Warrant shall be deducted from the first payment made under this Section 2.14(b); and

(iii) in the event that the holder of an Out-of-the-Money Company Warrant is entitled to receive any payment as contemplated by this Section 2.14(b), the Representative shall, prior to the payment of such amount, (x) update the Allocation Certificate to include the amounts payable to the holder of such Out-of-the-Money Company Warrant and to adjust the payments to be made to all other Company Holders, to the extent necessary, and (y) deliver joint written instructions with Parent to the Escrow Agent to update the schedule of escrow participants attached to the Escrow Agreement.

(c) At the Effective Time, each outstanding Company Warrant that is not vested shall be terminated, without any consideration therefor.

(d) The Company agrees that the Company Board shall adopt such resolutions or take such other actions (including obtaining any required consents but not including the payment of any cash or non-cash consideration, without Parent’s prior written consent) as may be required to effect the transactions described in this Section 2.14 as of the Effective Time, including, without limitation, providing any required notices to holders of all Company Warrants.

2.15 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Company Shares that are issued and outstanding immediately prior to the Effective Time and are held by the holders of Company Shares who have not voted in favor of the Merger, consented thereto in writing or otherwise contractually waived their rights to appraisal and who have complied with all of the relevant provisions of Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive their applicable portion of the Merger Consideration, if any, unless and until the holders of such Dissenting Shares (the “Dissenting Stockholders”) shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the DGCL. The Company shall give Parent (a) prompt notice of any written demands for appraisal of any Company Shares, attempted withdrawals of such demands and any other instruments, documents or notices received by the Company relating to Dissenting Stockholders’ rights of appraisal, and (b) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Neither the Company nor the Surviving Corporation shall, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. If any Dissenting Stockholder shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, then as of the occurrence of such event, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Merger Consideration payable pursuant to Sections 2.10 and 2.11.

2.16 Escrow. In connection with the Closing, Parent, the Representative and JPMorganChase Bank, N.A. or another Person mutually satisfactory to Parent and the Company (the “Escrow Agent”) shall have executed and delivered an escrow agreement, in substantially the form attached hereto as Exhibit G (the “Escrow

Agreement”), pursuant to which the Escrow Agent shall hold an escrow fund in an amount equal to the Escrow Consideration, together with interest (the “Escrow Fund”), until the Escrow Termination Date for the purposes of securing the payment of any Working Capital Deficit pursuant to Section 2.17 and any indemnification obligations of the Company Holders pursuant to Article X. Parent and the Representative shall provide a joint written instruction to the Escrow Agent of the date of the Escrow Termination Date under Section 2.2(b)(1) of the Escrow Agreement. The Parties will treat any escrow payment as taxable to a Company Holder only upon the release of the funds to such Company Holder and not earlier. Upon the termination of the Escrow Fund in accordance with the Escrow Agreement, the Escrow Consideration (less any Working Capital Deficit paid from the Escrow Fund pursuant to Section 2.17 and any indemnification obligations of the Company Holders paid from the Escrow Fund pursuant to Article X or continue to be held by the Escrow Agent pursuant to the terms of the Escrow Agreement) shall be distributed to the Company Holders in accordance with Sections 2.10, 2.13 and 2.14 and the Escrow Agreement, and Parent and the Representative shall provide a joint written instruction to the Escrow Agent under Section 2.2(e) of the Escrow Agreement. The adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, by the stockholders of the Company shall constitute approval of the Escrow Agreement and all arrangements related thereto, including the depositing of the Escrow Consideration into the Escrow Fund. Any interest accruing with respect to the Escrow Fund shall accrue to the benefit of the Company Holders. The right of any Company Holder to receive its portion of the Escrow Fund, if any, (i) is an integral part of the consideration provided for in this Agreement, (ii) does not give the Company Holders dividend rights, voting rights, liquidation rights, preemptive rights or other rights of holders of capital stock of the Company, (iii) shall not be evidenced by a certificate or other instrument, (iv) shall not be assignable or otherwise transferable by such Company Holder, except by will, upon death or by operation of Law, and (v) does not represent any right other than the right to receive the consideration set forth in this Section 2.16. Any attempted transfer of the right to any portion of the Escrow Consideration by any holder thereof (other than as specifically permitted by the immediately preceding sentence) shall be null and void.

2.17 Working Capital Adjustment.

(a) Calculation of Closing Working Capital Estimate. Not later than five (5) Business Days prior to the Closing Date, the Company shall prepare and deliver, in addition to the Allocation Certificate required by Section 6.8, to Parent a projected consolidated balance sheet of the Company and its Subsidiaries as of 11:59 pm Pacific Time as of the day immediately prior to the Closing Date (the “Preliminary Closing Balance Sheet”). The Preliminary Closing Balance Sheet shall be prepared in accordance with GAAP (subject to normal and recurring year-end adjustments) and on a basis consistent with and using the same principles, practices and policies as those used in the preparation of and substantially in the form of the Company Financial Statements. The Preliminary Closing Balance Sheet shall be accompanied by a statement (the “Preliminary Closing Statement”), certified by the Chief Financial Officer of the Company as being accurate, containing all items required to be included pursuant to this Agreement and prepared in accordance with this Agreement, setting forth in reasonable detail the calculations showing the basis for the determination of the amounts set forth in the Preliminary Closing Balance Sheet and the Company’s good faith best estimate of (i) the Closing Date Working Capital calculated on the basis of the Preliminary Closing Balance Sheet, including each respective component thereof (the “Closing Working Capital Estimate”), and (ii) without duplication of amounts taken into consideration in calculating the Closing Working Capital Estimate: (1) the amount of cash and cash equivalents as of such date, (2) the Closing Option/Warrant Amount, including each respective component thereof, (3) the Company Indebtedness, including each respective component thereof, (4) the Change of Control Payments, including each respective component thereof, (5) the aggregate cost of Meso Supplies, (6) the amount of unpaid Transaction Expenses for services performed on or prior to December 31, 2013, including each respective component thereof, (7) the amount of unpaid Transaction Expenses for services performed after December 31, 2013, including each respective component thereof, (8) the amount of unpaid IPO Expenses, including each respective component thereof, (9) the amount of unpaid Fiscal Year 2013 Bonus Payments, including each respective component thereof, and (10) the amount of unpaid expenses payable to Parent or its counsel under the Loan Documents. All legal expenses of the Company shall be treated as Transaction Expenses or IPO Expenses except for such expenses as are set forth in reasonable detail on a schedule provided to Parent with the Preliminary Closing Statement. Along with the Preliminary Closing Balance Sheet and the Preliminary Closing Statement, the Company shall deliver to the Parent backup materials and schedules reasonably requested by Parent.

(b) Adjustment to Closing Payment. If the Closing Working Capital Estimate is greater than the Working Capital Target, then the difference (the “Estimated Working Capital Surplus”) shall be included as an addition to the calculation of the Closing Payment, and if the Closing Working Capital Estimate is less than the Working Capital Target, then the difference (the “Estimated Working Capital Deficit”) shall be included as an addition in the calculation of the Closing Payment Reduction Amount; provided, however, in no event shall any adjustment be made unless the difference is greater than the amount determined by multiplying the Working Capital Target by seven and one half percent (7.5%).

(c) The Parent’s Right to Require a Post-Closing Adjustment. Parent shall be entitled, within sixty (60) days after the Closing, to prepare and deliver to the Representative a consolidated balance sheet of the Company and its Subsidiaries as of 11:59 pm Pacific Time as of the day immediately prior to the Closing Date (the “Parent Closing Balance Sheet”). The Parent Closing Balance Sheet shall be prepared in accordance with GAAP (subject to normal and recurring year-end adjustments) and on a basis consistent with and using the same principles, practices and policies as those used in the preparation of and substantially in the form of the Company Financial Statements. The Parent Closing Balance Sheet shall be accompanied by a statement (the “Parent Working Capital Statement”), certified by the Chief Financial Officer of Parent, setting forth Parent’s calculation of the Closing Date Working Capital, including each respective component thereof (the “Parent Working Capital Determination”).

(d) Parent’s Failure to Deliver the Parent Closing Balance Sheet. If Parent does not deliver the Parent Closing Balance Sheet and Parent Working Capital Statement in accordance with Section 2.17(c) within sixty (60) days after the Closing, or if during such 60-day period Parent delivers to the Representative written notice that Parent accepts the Estimated Working Capital Surplus or Estimated Working Capital Deficit, as applicable, then such amounts shall be considered final, conclusive and binding.

(e) Objection by Representative. If Parent delivers a Parent Closing Balance Sheet and Parent Working Capital Statement in accordance with Section 2.17(c) within sixty (60) days after the Closing, (i) Parent and the Representative shall reasonably cooperate with and assist each other in resolving any items disputed by the Representative in good faith, including by making available and granting reasonable access (during normal business hours and subject to Parent’s reasonable security measures and insurance requirements) to the Representative and its agents, including an independent certified public accountant designated by the Representative and reasonably acceptable to Parent, whose fees and disbursements shall be paid by the Company Holders (initially out of the Representative Reimbursement Set-Aside), to records and employees of the Surviving Corporation (provided that the Representative and his agents is bound by a duty of a confidentiality reasonably satisfactory to Parent and the Representative or his agents is not, in Parent’s reasonable judgment, intrusive or disruptive), and (ii) the Representative shall have a period of thirty (30) days after delivery of the Parent Closing Balance Sheet and Parent Working Capital Statement (the “Working Capital Objection Period”), to deliver to Parent a statement (the “Working Capital Objection Statement”) setting forth any objections that the Representative may have to the Parent Working Capital Determination, including a reasonably detailed explanation of the basis for each such objection along with reasonably detailed supporting calculations. If the Representative does not deliver to Parent a Working Capital Objection Statement by the end of the Working Capital Objection Period, or if during the Working Capital Objection Period the Representative delivers to Parent written notice that the Representative accepts the Parent Closing Balance Sheet, the Parent Working Capital Statement, the Parent Working Capital Determination, then the Parent Closing Balance Sheet, the Parent Working Capital Statement, the Parent Working Capital Determination shall be considered final, conclusive and binding. If the Representative does deliver a Working Capital Objection Statement by the end of the Working Capital Objection Period, the Representative and Parent shall attempt in good faith to resolve any disputed items. If the Representative and Parent are unable to resolve all or any of the disputed items within forty five (45) days after delivery of the Working Capital Objection Statement, then the remaining disputed items shall be submitted to the Neutral Auditor. The Neutral Auditor shall be instructed that it shall, based solely on its determination of the disputed items, prepare and deliver to the Representative and Parent the Neutral Auditor’s determination of the Closing Date Working Capital, as soon as reasonably practicable (and in any event within sixty (60) days after its engagement), and such Neutral Auditor’s determination of the Closing Date Working Capital shall be final, conclusive and binding. Parent and the Representative (out of the Representative Reimbursement Set-Aside) shall equally share the fees and disbursements of the Neutral Auditor. Each of Parent and the Representative shall cooperate with and assist the Neutral Auditor to resolve disputed items, including by making available and granting reasonable access to records and employees. The Closing Date Working Capital as finally determined by (A) failure of Parent to deliver a Parent Closing Balance Sheet and Parent Working Capital Statement, or (B) failure of the Representative to deliver a Working Capital Objection Statement, or (C) agreement of the Representative and Parent (including pursuant to a notice by the Representative that the Parent Working Capital Statement is acceptable), or (D) the Neutral Auditor, shall be the “Final Working Capital”. The date of the determination of the Final Working Capital shall be referred to herein as the “Working Capital Determination Date.”

(f) Final Closing Payment Adjustment. If the difference of (A) the Final Working Capital and (B) the Closing Working Capital Estimate is not zero, then (1) to the extent such difference is negative (the absolute value of such difference, the “Working Capital Deficit”), the Representative and Parent shall immediately deliver joint written instructions to the Escrow Agent to pay and deliver the Working Capital Deficit to Parent out of the Escrow Fund, and (2) to the extent that such difference is positive (such difference, the “Working Capital Surplus”), Parent shall, within five (5) Business Days after the Working Capital Determination Date, pay and deliver to the Paying Agent, and shall (i) cause the Paying Agent to distribute to the applicable Company Holders pursuant to the Paying Agent Agreement an amount equal to such Working Capital Surplus to be distributed to the Company Holders as contemplated by Sections 2.10, 2.12 and 2.13; provided, however, that payments to holders of Company Options shall be paid by the Surviving Corporation in accordance with Section 2.11.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company makes the following representations and warranties to Parent and Acquisition Sub as of the Agreement Date and as of the Closing Date (except, in each case, to the extent such representations and warranties speak expressly as of an earlier date) as follows; provided, however, that (i) for purposes of determining the truth and correctness of the representations and warranties of the Company as of the Agreement Date, the representations and warranties shall be deemed qualified only by such exceptions as are disclosed in schedule of exceptions set forth in Schedule III to this Agreement (the “Company Disclosure Schedule” or “Company Disclosure Schedules”), and (ii) each exception disclosed in any section, subsection or clause of the Company Disclosure Schedules shall be deemed disclosed with respect to the specific section, subsection or clause of the Agreement to which it is referenced and such other representations and warranties contained herein (regardless of whether such representation or warranty contains an express reference to the Company Disclosure Schedules) to the extent that it is reasonably apparent from a reading of such disclosure item that it would also apply to such other representation or warranty:

3.1 Organization, Good Standing, Qualification and Power. The Company (a) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, (b) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (c) is duly qualified or licensed and in corporate and tax good standing to do business in each jurisdiction listed in Section 3.1 of the Company Disclosure Schedule, which constitute all of the jurisdictions in which the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Change.

3.2 Subsidiaries.

(a) Except as set forth in Section 3.2(a) of the Company Disclosure Schedule, the Company does not own or control, and has never owned or controlled, directly or indirectly, any interest in any other corporation, partnership, limited liability company, association or other business entity. Each Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of its jurisdiction of formation. Each Subsidiary has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted. Each Subsidiary is duly qualified or licensed to do business and is in good standing (to the extent applicable) as a foreign organization in each jurisdiction listed in Section 3.2(a) of the Company Disclosure Schedule, which constitute all of the jurisdictions in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Change. The Company has made available to Parent an accurate and complete copy of each Subsidiary’s Organizational Documents, each as amended or restated as of the date of the Company Disclosure Schedule. None of the Company’s Subsidiaries has violated its Organizational Documents in any material respect. Section 3.2(a) of the Company Disclosure Schedule lists, with respect to each Subsidiary, every jurisdiction in which such Subsidiary has facilities, maintains an office or has a current employee, consultant or contractor. None of the Company’s Subsidiaries or their respective predecessors have conducted any business under or otherwise used for any purpose in any jurisdiction any fictitious name, assumed name, “d/b/a”, trade name or other name.

(b) The authorized capitalization of each Subsidiary, including the identity of each holder of any outstanding equity interest therein, is set forth in Section 3.2(b) of the Company Disclosure Schedule. All of the outstanding capital stock of, or other equity or ownership interests in, each Subsidiary is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or ownership interests (other than any restrictions imposed by Law)). There are no outstanding (i) shares of capital stock of the Company, or any other outstanding voting securities or other equity or ownership interests of the Company, or securities of any of the Company’s Subsidiaries convertible into or exercisable or exchangeable for shares of capital stock or other voting securities or equity or ownership interests in any Subsidiary (“Subsidiary Securities”) or (ii) any option, warrant, subscription right, preemptive right, other right, proxy, put, call, demand, plan, commitment, agreement, understanding or arrangement of any kind relating to such Subsidiary Securities, whether issued or unissued, or any other security convertible into or exchangeable for any such security. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities. All of the outstanding Subsidiary Securities have been duly authorized and are validly issued, fully paid and non-assessable.

3.3 Organizational Documents. The Company has delivered as of the Agreement Date to Parent a complete and correct copy of each of its Certificate of Incorporation and by-laws, each as amended or restated as of the date of the Company Disclosure Schedule (collectively, “Organizational Documents”). Except as set forth in Section 3.3 of the Company Disclosure Schedule, the Organizational Documents have not been amended or modified and no provision thereof has been waived since the Agreement Date. Each of the Organizational Documents is in full force and effect on the Agreement Date and the Closing Date, as applicable. The Company has not violated its Organizational Documents in any material respect. The minute books of the Company made available to Parent are the only minute books of the Company and contain accurate summaries, in all material respects, of all material meetings of directors (or committees thereof) and stockholders or actions by written consent since the time of incorporation of the Company. Section 3.3 of the Company Disclosure Schedule lists as of the Agreement Date every state or foreign jurisdiction in which the Company has facilities, maintains an office or has a current employee, consultant or contractor. Neither the Company nor its predecessors has conducted any business under or otherwise used for any purpose in any jurisdiction any fictitious name, assumed name, “d/b/a”, trade name or other name.

3.4 Capitalization.

(a) The capitalization of the Company, including the total number of shares of each class or series of capital stock that the Company has authority to issue and the number of issued and outstanding shares of Common Stock and of each class and series of Company Preferred Stock as of the Agreement Date is set forth in Section 3.4 of the Company Disclosure Schedule.

(b) No Company Shares are held in the treasury of the Company. Section 3.4(b) of the Company Disclosure Schedule sets forth, as of the Agreement Date, a complete and accurate list of the number of shares of Common Stock and Company Preferred Stock that are reserved for future issuance upon exercise of Company Warrants. Section 3.4(b) of the Company Disclosure Schedule sets forth, as of the Agreement Date, a complete and accurate list of the number of shares of Common Stock reserved for future issuance under the Company Equity Incentive Plans, including the number of shares subject to Company Options that are currently outstanding and that remain available for grant. Section 3.4(b) of the Company Disclosure Schedule sets forth, as of the Agreement Date, a complete and accurate list of all holders of Company Shares, together with the number of shares by class held by each such holder on an issued and as-converted basis.

(c) Section 3.4(c) of the Company Disclosure Schedule sets forth, as of the Agreement Date, a complete and accurate list of (i) the name of each holder of outstanding Company Options, indicating, with respect to each Company Option, the number of shares of Common Stock for which such Company Option is exercisable, the exercise price, the date of grant or issuance, the vesting schedule for such Company Option and the number of shares vested and unvested under such Options; and (ii) all holders of outstanding Company Warrants, indicating, with respect to each Company Warrant, the number of shares and series of capital stock for which such Company Warrant is exercisable (including as they may have been increased under the terms of such Warrant), the exercise price, the date of issuance and the expiration date thereof. The Company has provided to Parent complete and accurate copies of all Contracts evidencing Company Warrants and all Contracts evidencing Company Options (or a form thereof to the extent based on a form). No Company Option is exercisable for any class or series of capital stock of the Company other than Common Stock.

(d) Except as described in Section 3.4(b) or Section 3.4(c) hereof or in Section 3.4(d) of the Company Disclosure Schedule, there are no other outstanding securities, options (whether vested or unvested), warrants, calls, rights, commitments or agreements to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of the Company. Except as described in Section 3.4(d) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock (or options or warrants to acquire any such shares) or other securities or equity interests of the Company. All outstanding shares of capital stock of the Company are, and all shares which may be issued upon the exercise of Company Options and Company Warrants will be, when issued in accordance with their terms, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive or similar rights. To the Company’s Knowledge, all of the issued and outstanding shares of capital stock of the Company have been offered, issued and sold by the Company in compliance with all applicable federal and state securities Laws.

(e) Except as set forth in Section 3.4(e) of the Company Disclosure Schedule and the Voting Agreement, there are no voting trusts, proxies or other agreements with respect to the Company Shares to which the Company is a party or, to the Knowledge of the Company, any of the Company Holders, is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting, registration, sale, transfer (including agreements relating to rights of first refusal, “co-sale” rights or “drag-along” rights) or other disposition of any Company Shares. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Company does not implicate any rights or obligations under any of the voting trusts, proxies or other agreements set forth in Section 3.4(e) of the Company Disclosure Schedule that have not been complied with or waived. The Company Holders with respect to any of the foregoing have been or will be properly given or shall have been properly waived any required notice prior to the Merger.

3.5 Authorization; Binding Obligation.

(a) The Company has all requisite corporate power and authority to enter into and deliver this Agreement, the Certificate of Merger, and each of the other agreements, certificates or documents required to be executed in accordance herewith (collectively, the “Related Agreements”) to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Subject to Stockholder Approval and the filing and recordation of the Certificate of Merger in accordance with the DGCL, the execution and delivery by the Company of this Agreement, the performance of its obligations hereunder, and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company Board (“Company Board Approval”) and, other than the Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or any other transactions contemplated hereby. As of the Closing Date, the Company will have delivered to Parent certified copies of the Company Board Approval and the Stockholder Approval and as of such date neither the Company Board Approval nor the Stockholder Approval will have been revoked, rescinded or amended.

(b) This Agreement has been, and each of the Related Agreements to which the Company is a party will be at the Closing, duly and validly executed and delivered by the Company, and, assuming that this Agreement and the Related Agreements to which the Company is a party constitute the valid and binding agreement of the other parties hereto and thereto (other than the Company), this Agreement constitutes, and in the case of the Related Agreements they will at Closing constitute, legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and similar Laws affecting the enforcement of creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity); provided, however, that the Certificate of Merger will not be effective until accepted by the Secretary of State of the State of Delaware.

3.6 Consents.

(a) The execution and delivery by the Company of this Agreement and any Related Agreement required by this Agreement to be executed and delivered by the Company do not, and the performance of this Agreement and any Related Agreement required by this Agreement to be executed and delivered by the Company shall not, require the Company or any of its Subsidiaries to obtain any Consent or approval of any Person or observe any waiting period imposed by, or make any filing with or notification to, any Governmental Authority, except for (a) the Stockholder Approval, (b) the filing of the Certificate of Merger in accordance with the DGCL, (c) the filing of a pre-merger notification and report form under the HSR Act and the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods required under any other applicable competition, merger control, antitrust or similar Law, (d) such Consents and approvals set forth in Section 3.6(a) of the Company Disclosure Schedules (other than any Consents or approvals under Contracts that are not Material Contracts, for which no representation or warranty is made under this Section 3.6(a) as of the Agreement Date and which need not be listed therein).

(b) Section 3.6(b) of the Company Disclosure Schedule sets forth all notices to, and all Consents, waivers and approvals of, parties to any Material Contract to which the Company or any of its Subsidiaries is a party or by which they or their properties are bound that are required thereunder in connection with the transactions contemplated hereby, or for any such Material Contract to remain in full force and effect without limitation, modification or alteration (including payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or any of its Subsidiaries, as the case may be, would otherwise be required to pay pursuant to the terms of such Material Contract had the transactions contemplated hereby not occurred) after the Effective Time, so as to preserve all rights of, and benefits to, the Company and its Subsidiaries, as the case may be, under such Material Contract from and after the Effective Time.

(c) The Company owns or possesses all right, title, and interest in and has been issued or granted all of the Company Permits. Section 3.6(c) of the Company Disclosure Schedule sets forth a true and complete list of all Company Permits, each of which is valid and in full force and effect, and the Company is in compliance in all material respects with the terms and conditions of all Company Permits and, during the past three (3) years, has not received any written notice that the Company is in material violation of any of the terms and conditions of any Company Permit.

3.7 No Violation. Except as set forth in Section 3.7 of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement and any Related Agreement required by this Agreement to be executed and delivered by the Company do not, and the performance of this Agreement and any Related Agreement required by this Agreement to be executed and delivered by the Company, will not, (a) violate or contravene any provision of the Company’s Organizational Documents, (b) violate or contravene any Law or Judgment, in each case, applicable to the Company or any of its Subsidiaries, or by which its properties is bound or affected, or (c) conflict with or result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) by, or impair the Company’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the imposition or creation of a Lien on any of the properties or assets (tangible or intangible) of the Company or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, Contract, Company Permit, Payment Program or other material instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties are bound or affected, except in the case of clauses (b) and (c) for such violations, conflicts, contraventions, breaches, defaults or impairments that would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Change.

3.8 Required Vote. The Company Board has, at a meeting duly called and held or by written consent, (a) unanimously approved and declared this Agreement and the Related Agreements advisable, (b) determined that the transactions contemplated hereby and thereby are advisable, fair to and in the best interests of the Voting Holders, (c) resolved to recommend adoption of this Agreement, the Related Agreements, the Merger and the other transactions contemplated hereby and thereby to the Voting Holders, and (d) directed that this Agreement be submitted to the Voting Holders for their approval and authorization. The affirmative vote of (i) at least 77% of all outstanding shares of Company Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, and (ii) at least a majority of all outstanding shares of Common Stock and Company Preferred Stock, voting together as a single class on an as-converted to Common Stock basis (collectively, the “Corporate Stockholder Approval”) are the only votes of the holders of any class or series of capital stock of the Company necessary to approve and authorize the Company’s execution and delivery of this Agreement, the Merger and the other transactions contemplated hereby and thereby; provided, that the affirmative vote of at least a majority of all outstanding shares of Common Stock may also be required by the California Corporations Code, if applicable (the “California Stockholder Approval” and together with the Corporate Stockholder Approval, the “Stockholder Approval”).

3.9 Financial Statements; No Undisclosed Liabilities.

(a) [Reserved].

(b) Section 3.9(b) of the Company Disclosure Schedules sets forth the (i) audited consolidated balance sheet (the “Audited Balance Sheet”) of the Company and its Subsidiaries as of December 31, 2012 (the “Audited Balance Sheet Date”), and the related audited consolidated statements of income, cash flow and stockholders’ equity for the twelve-month period then ended (such financial statements, collectively, the “Audited Financial Statements”), certified by the Company’s independent public accountants and accompanied by a copy of such auditor’s report; and (ii) unaudited consolidated balance sheet (the “Interim Balance Sheet”) of the Company and its Subsidiaries as of December 31, 2013 (such date, the “Interim Balance Sheet Date”) and the related unaudited consolidated statements of income, cash flows and stockholders’ equity for the twelve-month period ended December 31, 2013 (such financial statements, the “Interim Financial Statements”). The Audited Financial Statements and Interim Financial Statements fairly present the financial condition of the Company and its Subsidiaries as of the dates indicated and the results of operations of the Company and its Subsidiaries for the respective periods indicated, and have been prepared in accordance with GAAP, with the exception that the Interim Financial Statements do not include footnotes and remain subject to changes resulting from normal year-end audit adjustments which adjustments are not expected to be material. As of the Agreement Date, the Company does not have any Liabilities, whether or not required to be disclosed by GAAP, which are individually or in the aggregate material to the business, results of operations or financial condition of the Company, except for (i) Liabilities adequately reflected or reserved against on the Interim Balance Sheet, (ii) Liabilities incurred since the date of the Interim Balance Sheet in the ordinary course of business, (iii) Liabilities that are not required to be presented in unaudited interim financial statements of the Company prepared in conformity with GAAP, or (iv) as set forth in Section 3.9(b) of the Company Disclosure Schedules.

(c) The Company has in place systems and processes that in the Company’s reasonable judgment provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) access to assets is permitted only in accordance with management’s general or specific authorizations, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference. To the Knowledge of the Company, there have been no instances of fraud by the Company or any of its Subsidiaries, whether or not material, that occurred during any period covered by the Company Financial Statements.

(d) To the Knowledge of the Company, no employee has provided or threatened to provide information to any Governmental Authority regarding the commission of any crime by the Company or any of its Subsidiaries or the violation of any Law applicable to the Company, any of its Subsidiaries or any part of their respective operations.

3.10 Absence of Certain Events. Except as set forth in Section 3.10 of the Company Disclosure Schedule, since the Audited Balance Sheet Date through the Agreement Date, the Company has conducted its business in the ordinary and usual course and in a manner consistent with past practices. Except as set forth in Section 3.10 of the Company Disclosure Schedule or as specifically contemplated by this Agreement, since the Balance Sheet Date through the Agreement Date, there has not been, occurred or arisen:

(a) any sale, assignment, lease, license or other disposition, of any material asset or property of the Company or any of its Subsidiaries, or creation of any Lien in such assets or properties, except in the ordinary course of business and consistent with past practices;

(b) destruction of, damage to or loss of any material assets of the Company or any of its Subsidiaries (whether or not covered by insurance), other than ordinary wear and tear of such assets;

(c) any entry into or any termination, modification or amendment of any Material Contract to which the Company or any of its Subsidiaries was or is a party, except for new Contracts, terminations, modifications or amendments made in the ordinary course of business consistent with past practice;

(d) any individual transaction (excluding regularly scheduled payments of payroll) by the Company or any of its Subsidiaries in an amount in excess of $500,000;

(e) any increase in the salary or other compensation payable or to become payable by the Company or any of its Subsidiaries to any employee, consultant, or contractor of the Company or any of its Subsidiaries (including any repricing of any right to acquire Company Shares or any amendment to or the acceleration of any vesting terms related to any award with respect to Company Shares held by such individuals); any entry into an employment agreement or offer letter (or material amendment to an existing employment agreement or offer letter); any payment or agreement to pay any bonus, severance or termination benefits, or special remuneration to any employee; any making or grant of any increase in benefits under any Employee Plan; or any adoption of any change of control agreement or severance plan or new Employee Plan (or material amendment to any such existing agreement or plan); in each of the foregoing cases other than (i) annual salary increases which do not exceed $20,000 for any such individual, (ii) in the ordinary course of business consistent with prior practice, or (iii) as necessary to comply with any applicable minimum wage Law;

(f) any issuance by the Company or any of its Subsidiaries of any shares of capital stock or any security, right, option or warrant convertible into or exercisable or exchangeable for any shares of capital stock other than (i) Company Options issued under the Company Equity Incentive Plans, (ii) shares issued upon exercise of any Company Options issued under the Company Equity Incentive Plans, and (iii) shares issued upon exercise of any Company Warrants outstanding as of the Agreement Date;

(g) any adjustment, split, combination or reclassification of any of the Company’s or any of its Subsidiaries’ shares of capital stock or other equity interests, or declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock;

(h) any amendment or change to the Organizational Documents of the Company or any of its Subsidiaries;

(i) any Indebtedness incurred by the Company or any of its Subsidiaries, or any loans made or agreed to be made by or to the Company or any of its Subsidiaries, guarantee by the Company or any of its Subsidiaries of any Indebtedness, issuance or sale of any debt securities of the Company or any of its Subsidiaries or purchase of or guaranteeing of any debt securities of others, except for advances of customary travel and expense advances to executive officers or directors of the Company or any of its Subsidiaries in the ordinary course of business and consistent with past practice;

(j) any work stoppage, labor strike or other labor trouble, or any action, suit, claim, demand, labor dispute or grievance relating to any labor, employment and/or workplace safety and health matter involving the Company or any of its Subsidiaries, including, but not limited to, any claim or charge of wrongful discharge, discrimination or harassment, wage and hour violations, or other unlawful labor and/or employment practices or actions;

(k) any change in accounting methods or practices by the Company or any of its Subsidiaries;

(l) any commencement or, to the Company’s Knowledge, threat of commencement of any lawsuit or proceeding against or, to the Company’s Knowledge, investigation of the Company or any of its Subsidiaries, or commencement or threat of any commencement of any litigation by the Company or any of its Subsidiaries, or settlement of any lawsuit, proceeding or investigation (regardless of the party initiating the same);

(m) terminations and/or layoffs of employees, consultants or contractors who receive more than $150,000 per year;

(n) waiver or release of any right or claim that is material to the Company or any of its Subsidiaries, including any write-off or other compromise of any account receivable of the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice;

(o) (i) license, transfer or sale by the Company or any of its Subsidiaries of any rights to any Company Intellectual Property or the entering into of any license agreement (other than non-exclusive end-user license agreements entered into by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice that do not include any rights with respect to source code), distribution agreement, reseller agreement, security agreement, assignment or other conveyance or option for the foregoing with respect to any Company Intellectual Property with any Person, (ii) purchase, license or acquisition of any Intellectual Property or the entering into of any license agreement, distribution agreement, reseller agreement, security agreement, assignment or other conveyance or option for the foregoing with respect to any Intellectual Property of any Person (other than generally available, non-customized software, in each case with no recurring license fee greater than $12,000 per year), (iii) material change in pricing, milestones or royalties set or charged by the Company or any of its Subsidiaries to its customers or licensees or in pricing, milestones or royalties set or charged by Persons who have licensed Intellectual Property to the Company or any of its Subsidiaries (other than generally available, non-customized software, in each case with no recurring license fee greater than $12,000 per year), or (iv) entering into, or amendment of, any agreement with respect to the development of any Intellectual Property with any Person;

(p) any agreement, understanding, authorization or proposal for the Company or any of its Subsidiaries to take any of the actions specified in this Section 3.10 (other than negotiations with Parent and its representatives regarding the transactions contemplated hereby); or

(q) any change, circumstance, development, state of facts, event or effect that has resulted in or would reasonably be expected to result in a Company Material Adverse Change.

3.11 Legal Proceedings. Except as set forth in Section 3.11 of the Company Disclosure Schedule, there is no Action that is pending or, to the Company’s Knowledge, has been threatened in writing by or against the Company or any of its Subsidiaries, any of their respective properties or assets, or to the Knowledge of the Company, any Company Personnel with respect to their service to the Company or any Subsidiary or that would reasonably be expected to interfere with their ability to perform their duties, nor, to the Company’s Knowledge, is there any reasonable basis therefor or any facts, threats, claims or allegations that would reasonably be expected to result in any such threatened or pending Action. Neither the Company nor any of its Subsidiaries has received any claim, complaint, incident, report, threat or notice of any Action or any facts, threats, claims or allegations that would reasonably be expected to result in any such Action or threat thereof. Except as set forth in Section 3.11 of the Company Disclosure Schedule, there are no Judgments outstanding against the Company or any of its Subsidiaries or Action pending by the Company or any of its Subsidiaries, or which the Company or any of its Subsidiaries intend to initiate, against any other Person. Section 3.11 of the Company Disclosure Schedule lists each Action that has been commenced since July 31, 2008, by or against the Company or any of its Subsidiaries as of the Agreement Date. None of the Company, its Subsidiaries or their respective properties is subject to any Judgment that materially impairs the Company’s or any of its Subsidiaries’ ability to operate.

3.12 Compliance with Laws.

(a) Except as set forth in Section 3.12 of the Company Disclosure Schedule, each of the Company and its Subsidiaries has been and is in compliance in all material respects with, has not violated in any material respects and is not in violation in any material respect of, and has not received any written notice of non-compliance or violation or alleged non-compliance or violation with respect to, all applicable Laws, including all applicable Health Care Laws and Judgments of any Governmental Authority. Without limiting the foregoing, neither the Company nor any of its Subsidiaries, nor any current or former director, officer or employee of the Company or any of its Subsidiaries (with respect to their service to the Company or any Subsidiary) has, during the past five (5) years, received or been subject to any Action by any Governmental Authority or other Person alleging any violations of Laws, and no Action alleging any violation of any Laws by the Company or any of its Subsidiaries is, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries. The Company or any of its Subsidiaries have not, during the preceding five (5) years, conducted any internal investigation, inquiry, or review in connection with which the Company or any of its Subsidiaries retained outside legal counsel for the purpose of conducting or assisting with such investigation, inquiry, or review with respect to any actual, potential, or alleged violation of any Law by the Company. The Company and its Subsidiaries have not received any citation, directive, letter, or other written or oral communication that any Governmental Authority has at any time during the last five (5) years challenged or questioned the legal right of the Company and its Subsidiaries to market, offer, or sell its services in the present manner or style thereof.

(b) Neither the Company nor any of its Subsidiaries has submitted, or caused to be submitted, any claim to any Payment Program in connection with any referrals that violated, in any material respect, any applicable self-referral Law, including the Federal Ethics in Patient Referrals Act, 42 U.S.C. § 1395nn (known as the “Stark Law”), or any applicable state self-referral Law.

(c) Neither the Company nor any of its Subsidiaries has Knowingly or willfully solicited, received, paid, or offered to pay any remuneration, directly or indirectly, overtly or covertly, in cash or kind for the purpose of making or receiving any referral that violated, in any material respect, any applicable anti-kickback Law, including the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b), or any applicable state anti-kickback Law.

(d) Neither the Company nor any of its Subsidiaries has Knowingly submitted or Knowingly caused to be submitted any claim for payment to any Payment Program in violation, in any material respect, of any Laws relating to false claims or fraud, including the Federal False Claims Act, 31 U.S.C. § 3729, or any applicable state false claim or fraud Law.

(e) Neither the Company nor any of its Subsidiaries has Knowingly committed any act, or failed to commit any act, where such act or failure to act would subject the Company or such Subsidiary to exclusion from any federal or state health care program pursuant to 42 U.S.C. §1320a-7.

(f) Neither the Company nor any of its Subsidiaries has Knowingly submitted, or Knowingly caused to be submitted, any claim or request for payment or transferred any remuneration to any individual eligible for benefits from any federal or state Payment Program in a manner that would reasonably be expected to subject the Company or such Subsidiary to civil money penalties under 42 U.S.C. §1320a-7a.

(g) Each employee or agent of the Company and any of its Subsidiaries required to be licensed by an applicable Governmental Authority, professional body, and/or medical body has such licenses, such licenses are in full force and effect, and, to the Company’s Knowledge, there are no facts or circumstances that would reasonably be expected to result in any such licenses being suspended, revoked, or otherwise to lapse.

(h) Neither the Company, nor any of its Subsidiaries, nor, to the Company’s Knowledge, any of their respective current or former directors, officers, or employees has been excluded, suspended, debarred, or otherwise sanctioned by any Governmental Authority, including, without limitation, the Office of Inspector General for the Department of Health and Human Services or the General Services Administration, in a manner that would adversely affect the Company or any of its Subsidiaries.

(i) To the Company’s Knowledge, neither the Company nor any of its Subsidiaries has arranged or contracted, by employment or otherwise, with an individual or entity that has been excluded, suspended, debarred, or otherwise sanctioned by any Governmental Authority, including, without limitation, the Office of Inspector General for the Department of Health and Human Services or the General Services Administration.

(j) No notice of violation, citation, suspension, revocation, limitation, warning, audit finding, request, or other written or oral communication issued by a Governmental Authority has been received by the Company, any of its Subsidiaries, or, to the Company’s Knowledge, any of their respective current or former directors, officers, or employees in a manner that would adversely affect the Company or any of its Subsidiaries that has not been resolved to the applicable Governmental Authority’s satisfaction, without the imposition of any fines or penalties.

3.13 Compliance with Privacy and Data Security Laws.

(a) Health Insurance Portability and Accountability Act of 1996. Each of the Company and its Subsidiaries: (i) has assessed the applicability of HIPAA, and its implementing regulations to the Company and such Subsidiary, including any fully insured and self-insured health plans that the Company or such Subsidiary sponsor or have sponsored or contribute to or have contributed to and in view of any health care provider activities, if any, in which the Company or such Subsidiary engage; (ii) is a “covered entity” under HIPAA; and (iii) has entered into the business associate, data use, or other agreements with HIPPA-covered entities under which agreements it has agreed to safeguard or otherwise restrict the use or disclosure of any protected health information of such a HIPAA-covered entity.

(b) Privacy and Security Policies and Collection of Personal Information. Each of the Company and its Subsidiaries has at all times complied in all material respects and is currently in compliance in all material respects with any applicable privacy and security policies it has established. The current privacy and security policies of the Company and its Subsidiaries are in all material respects in compliance with all applicable Laws and Regulations. No Personal Information has been (i) collected by the Company or its Subsidiaries in material violation of any Privacy Laws, or (ii) transferred or disclosed by the Company or its Subsidiaries to third parties in material violation of any Privacy Laws. There are no written notices or Actions pending, or, to the Company’s Knowledge, threatened in writing, by any Governmental Authority, or private parties, involving Personal Information held or stored by the Company or its Subsidiaries.

(c) Data Breaches. Neither the Company nor any of its Subsidiaries has received any written notice regarding any violation in any material respect of any Privacy Laws, and, to the Company’s Knowledge, neither the Company nor any of its Subsidiaries has had any data breach involving Personal Information or, if it was made aware of a data breach, has complied with all data breach notification and related obligations and has taken corrective action reasonably designed to prevent recurrence of such a data breach.

(d) Compliance. The Company and each of its Subsidiaries are currently and have been at all times in compliance in all material respects with all Privacy Laws. No Person has filed a HIPAA-related Action with the Company or any of its Subsidiaries or, to the Company’s Knowledge, any Governmental Authority relating to the Company or any of its Subsidiaries.

(e) No Actions. No Action has been filed or commenced against the Company or its Subsidiaries, nor to the Company’s Knowledge, threatened against the Company or its Subsidiaries, relating to Privacy Laws; nor, to the Company’s Knowledge, has the Company or its Subsidiaries incurred any Liabilities under any Privacy Laws.

3.14 Title to Properties.

(a) Neither the Company nor any of its Subsidiaries owns any real property. Section 3.14(a) of the Company Disclosure Schedule identifies all lease agreements pursuant to which any real property is leased to the Company or any of its Subsidiaries (the “Leased Property”). The Company has delivered to Parent complete and accurate copies of all such leases, master leases, ground leases, subleases, and any amendments, subordination, non-disturbance and attornment agreements, operating agreements and any other documents relating thereto. With respect to each Leased Property, except as set forth in Section 3.14(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is and, to the Knowledge of the Company, no other party to the lease relating to such Leased Property is, in breach or violation of, or in default under, such lease, (ii) no event, occurrence, condition or act has occurred, is pending or, to the Knowledge of the Company, is threatened in writing, which, with the giving of notice, lapse of time, or the happening of any further event, occurrence, condition or act, would constitute a breach or default by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party to such lease, under such lease, or give rise to a right of termination, cancellation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under any such leases, (iii) there are no disputes, oral agreements or forbearance programs in effect as to the lease relating to such Leased Property, (iv) no third party consents are required from landlords, master landlords, ground lessors, lenders or otherwise as a result of any transfers or assignments that occur or are deemed to occur by operation of the Merger for any of the Leased Property, and (v) the uses of the Leased Property are permitted under and are not in violation of applicable zoning or land use Laws.

(b) The Company or one of its Subsidiaries is the true and lawful owner or lessee of and has good and valid title to, or a valid leasehold interest in, all personal property (tangible or intangible) that it purports to own, including, without limitation, all those reflected on the Audited Balance Sheet or thereafter acquired, except that which has been sold or otherwise disposed of for fair value in the ordinary course of business since the date of the Audited Balance Sheet and not in violation of this Agreement, in each case free and clear of all Liens (other than Permitted Liens). All such properties and assets that are material to the Company are in good condition and repair, reasonable wear-and-tear excepted, and are, and as of the Closing Date will be, adequate and sufficient to carry on the business of the Company and its Subsidiaries and suitable for their present use.

(c) Section 3.14(c) of the Company Disclosure Schedule sets forth all Liens securing Indebtedness of the Company or any of its Subsidiaries.

3.15 Employee and Benefit Matters.

(a) The Company has made available to Parent a true and complete list of the names, positions and rates of compensation of all current officers, directors, employees and consultants of the Company and its Subsidiaries, showing each such person’s name, positions, and annualized remuneration and bonuses and has made available to Parent a list of all fringe benefits generally made available to such officers, directors and employees, in each case, for the current fiscal year and the most recently completed fiscal year. Except as indicated in Section 3.15(a) of the Company Disclosure Schedule, (i) all employees are employed on an “at-will” basis and their employment can be terminated at any time for any reason without any amounts being owed to such individual other than with respect to wages, compensation and benefits accrued before the termination, (ii) the Company’s and its Subsidiaries relationships with all individuals who act on their own as contractors, consultants or other service providers to the Company and its Subsidiaries can be terminated at any time for any reason without any amounts being owed to such individual other than with respect to compensation or payments accrued before the termination, and (iii) no employee is on disability or other leave of absence, other than standard leaves taken in the ordinary course of the Company’s and its Subsidiaries’ operations. Except as set forth in Section 3.15(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has been notified by any employee that such employee intends to terminate such employee’s employment with the Company or its Subsidiaries, including in connection with or as a result, in part or in whole, of the transactions contemplated hereby or any other sale of the Company. The Company and each of its Subsidiaries has complied in all material respects with all applicable Laws and agreements respecting employment, employment practices, employee benefits, terms and conditions of employment, immigration matters, labor matters, and wages and hours, in each case, with respect to its employees and to the Knowledge of the Company, there are no allegations to the contrary. The Company and each of its Subsidiaries has complied in all material respects with all applicable Laws governing the employment of non- U.S. nationals in the United States, including the Immigration and Nationality Act 8 U.S.C. Sections 1101 et seq. and its implementing Regulations. Except as set forth in Section 3.15(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has sponsored any employee for, or otherwise engaged any current employee working pursuant to, a non-immigrant visa.

(b) To the Knowledge of the Company: (i) no current employee, consultant or contractor is a party to or is bound by any employment agreement, patent disclosure agreement, non-competition agreement, any other restrictive covenant or other agreement with any Person, or subject to any judgment, decree or order of any court or administrative agency, any of which would reasonably be expected to affect (A) the performance by such Person of any of his or her duties or responsibilities for the Company or its Subsidiaries, or (B) the Company’s or its Subsidiaries’ business or operations; (ii) no current employee, consultant or contractor of the Company or its Subsidiaries is in violation of any term of any employment agreement, patent disclosure agreement, non-competition agreement, or any other restrictive covenant to a former employer or entity relating to the right of any such employee, contractor or consultant to be employed or retained by the Company or its Subsidiaries; and (iii) the Company and each of its Subsidiaries is not and has not ever been engaged in any dispute or litigation with any employee, consultant or contractor regarding intellectual property matters.

(c) The Company and each of its Subsidiaries is not engaged or has not ever been engaged in any unfair labor practice of any nature, that, if adversely determined, would result in liability in any material respect to the Company or its Subsidiaries. There has never been any slowdown, work stoppage, labor dispute or union organizing activity, or any similar activity or dispute, affecting the Company or its Subsidiaries or any of their respective employees. There is not now pending and, to the Knowledge of the Company, no Person has threatened to commence, any such slowdown, work stoppage, labor dispute, union organizing activity or any similar activity or dispute.

(d) All employees of the Company and its Subsidiaries have been, and currently are, properly classified under the Fair Labor Standards Act of 1938, as amended, and under any similar Law of any state or other jurisdiction applicable to such employees. Any Persons now or heretofore engaged by the Company or its Subsidiaries as consultants or contract labor or independent contractors have been properly classified as such, are not entitled to any compensation or benefits to which regular, full-time employees are or were at the relevant time entitled, were and have been engaged in accordance with all applicable Laws, and have been treated accordingly and as required for all Tax purposes. The Company and each of its Subsidiaries is not delinquent to, and has not failed to pay, any of its employees, consultants or contractors for any wages (including overtime, meal breaks or waiting time penalties), salaries, commissions, accrued and unused vacation to which they would be entitled under applicable Law, if any, bonuses, benefits or other compensation for any services performed by them or amounts required to be reimbursed to such individuals. The Company and each of its Subsidiaries is not liable for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). Neither the Company nor any of its Subsidiaries has material liability arising out of the treatment of any service provider as a consultant or independent contractor and not as an employee.

(e) There are no demands or claims pending or, to the Knowledge of the Company, threatened, before any Governmental Authority by any employees, consultants or contractors for compensation, pending severance benefits, vacation time, unpaid meal or rest breaks, vacation pay or pension benefits, or, to the Knowledge of the Company, any other claim threatened or pending before any Governmental Authority (or any state “referral agency”) from any employee, consultants or contractors or any other Person arising out of the Company’s or its Subsidiaries’ status as employer or joint employer, whether in the form of claims for employment discrimination, harassment, retaliation, unfair labor practices, grievances, wrongful discharge, wage and hour violations, workplace health and safety violations, breach of contract, unfair business practice, tort, unfair competition or otherwise. In addition, there are no pending or, to the Knowledge of the Company, threatened claims or actions against the Company or its Subsidiaries under any workers compensation policy or long-term disability policy, nor to the Knowledge of the Company, is there any reasonable basis therefor. The Company and each of its Subsidiaries has complied with and is in compliance with, in each case in all material respects, all applicable workers compensation Laws.

(f) The Company and each of its Subsidiaries has not implemented any plant or office closing, transfer of employees or layoff of employees that (without regard to any actions taken by the Parent after the Closing) is or could reasonably be expected to be in violation of the Worker Adjustment and Retraining Notification Act or similar Laws.

(g) Except for Material Contracts or agreements set forth in Section 3.16(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any (i) outstanding Contracts with employees, agents, consultants, advisers, salesmen, sales representatives, distributors, sales agents or dealers (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with any such Persons who are terminable “at will” without Liability to the Company or any of its Subsidiaries and which letters and agreements do not contain post-termination severance provisions), or (ii) collective bargaining agreements or Contracts with any labor union or other representative of employees and is not liable with respect to any employee benefits provided for by any such agreement. Moreover, the Company and each of its Subsidiaries does not know of any activities or proceedings of any labor union to organize any employees. The Company and each of its

Subsidiaries has made available to Parent copies of all such Contracts and agreements and such copies are true and correct. No strike, union organizational activity or formal charge or complaint of employment discrimination is currently pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(h) Except as set forth in Section 3.15(h) of the Company Disclosure Schedule, neither the Company, its Subsidiaries nor any Plan Affiliate has maintained, sponsored, adopted, made contributions to or obligated itself to make contributions to or to pay any benefits or grant rights under or with respect to or has any liability with respect to any “Employee Pension Benefit Plan” (as defined in Section 3(2) of ERISA), “Employee Welfare Benefit Plan” (as defined in Section 3(1) of ERISA), “multi-employer plan” (as defined in Section 3(37) of ERISA), plan of deferred compensation, medical plan, life insurance plan, long-term disability plan, dental plan or other plan providing for the welfare of any of the Company’s, any Subsidiary’s or any Plan Affiliate’s employees or former employees or beneficiaries thereof, personnel policy (including but not limited to vacation time, holiday pay, bonus programs, moving expense reimbursement programs and sick leave), excess benefit plan, bonus or incentive plan (including but not limited to stock options, restricted stock, stock bonus, or other equity based plans or profit sharing, savings and deferred bonus plans), salary reduction agreement, change-of-control agreement, employment agreement, consulting agreement, severance agreement, social security Law or any other benefit, program or Contract, whether or not written, voluntary or pursuant to a collective bargaining agreement or Law, which could give rise to or result in the Company, any of its Subsidiaries or such Plan Affiliate having any material debt, liability, claim or obligation of any kind or nature, whether accrued, absolute, contingent, direct or indirect (each, an “Employee Plan”). Each Employee Plan has been maintained, funded and administered in compliance in all material respects with its terms and in compliance in all material respects with all applicable Laws.

(i) The Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws relating to wages, hours, labor (including work conditions, safety regulations and employee representatives), plant closings and layoffs, and collective bargaining agreements.

(j) The Company has made available to the Parent (i) copies of all plan documents, including any amendments, for each Employee Plan; (ii) copies of all summary plan descriptions, if applicable, for each Employee Plan; (iii) the three most recent Form 5500-series annual reports for each Employee Plan, with all required schedules and audited financial statements; (iv) the most recent favorable determination letter or opinion for each Employee Plan that is intended to be a “qualified plan” under Section 401(a) of the Code; (v) copies of each trust, contract, insurance policy or other funding document with respect to any Employee Plan.

(k) No Employee Plan constitutes, and neither the Company, any of its Subsidiaries nor any Plan Affiliate is contributing to or is required to contribute to a multi-employer plan, a multiple employer plan as defined under Section 413(c) of the Code or an Employee Pension Benefit Plan that is subject to Title IV of ERISA. Neither the Company, any of its Subsidiaries nor any Plan Affiliate has any liability, contingent or otherwise, under the Code or Title IV of ERISA, including any “withdrawal liability” as defined under Section 4201 et seq. of ERISA, whether to the Pension Benefit Guaranty Corporation, the Internal Revenue Service, or any other Person.

(l) Each Employee Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter from the Internal Revenue Service, and, to the Knowledge of the Company, no event has occurred and no condition exists which would reasonably be expected to result in the revocation of any such determination.

(m) No Employee Plan is self-funded or provides, and there is no verbal or written agreement, promise or representation that obligates the Company, any of its Subsidiaries or any Plan Affiliate to provide, welfare, death, health care, medical or similar benefits, beyond termination of employment, service or retirement other than (i) coverage mandated by Law or (ii) death or retirement benefits under any Employee Plan that is intended to be qualified under Section 401(a) of the Code. Each Employee Plan that is a “group health plan” (within the meaning of Section 5000(b)(1) of the Code) has been operated in compliance in all material respects with all laws applicable to such plan, its terms, and with the group health plan continuation coverage requirements of the Consolidated Omnibus Budget Reconciliation Act (COBRA), Section 4980D of the Code and Sections 701 through 707 of ERISA, Title XXII of the Public Health Service Act and the provisions of the Social Security Act and the Patient Protection and Affordable Care Act.

(n) Except as set forth in Section 3.15(n) of the Company Disclosure Schedule, the execution and performance of this Agreement or of any ancillary agreements, either alone or upon the occurrence of any additional or subsequent event, will not directly or indirectly (i) result in any payment (whether of severance pay or otherwise) becoming due from the Company or any of its Subsidiaries to any current or former officer, employee, director or consultant (or dependents of such Persons) of the Company or any of its Subsidiaries, (ii) accelerate the time of payment or vesting or increase the amount of compensation due from the Company or any of its Subsidiaries to any current or former officer, employee, director or consultant (or dependents of such Persons) of the Company or any of its Subsidiaries, or (iii) constitute a triggering event that will or may result in any “parachute payment” (as such term is defined in Section 280G of the Code).

(o) All contributions or premium payments required to be made prior to the Effective Time with respect to any Employee Plan have been or will be timely made and all contributions or premium payments not required to be made prior to the Effective Time with respect to any Employee Plan have been made or properly accrued in the Financial Statements.

(p) The Company and each of its Subsidiaries has reserved all rights necessary to amend or terminate each of the Employee Plans without the consent of any other Person, and there are no restrictions (including any verbal or written representations to the contrary) on the ability of the Company, any of its Subsidiaries or any Plan Affiliate to amend, terminate or transfer any Employee Plan.

(q) There have been no “prohibited transactions” (as defined under Section 4975 of the Code and Section 406 of ERISA) with respect to any Employee Plan. No “fiduciary” as defined in Section 3(21) of the Code has any liability for breach of fiduciary duty with respect to the administration of or investment of the assets of any Employee Plan. There are no claims or proceedings pending, or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits), against any Employee Plan or against the Company or any Plan Affiliate. There are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the IRS, DOL or any other Governmental Authority, with respect to any Employee Plan.

3.16 Contracts.

(a) Section 3.16 of the Company Disclosure Schedule sets forth, as of the Agreement Date, a correct and complete list of each effective Contract to which the Company or any of its Subsidiaries is a party and which constitutes:

(i) an employment Contract (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with any such individuals who are terminable “at will” without Liability to the Company or any of its Subsidiaries and which letters and agreements do not contain post-termination severance provisions), a consulting Contract providing annual compensation in excess of $100,000 and which is not terminable on less than ninety (90) days written notice without Liability to the Company or any of its Subsidiaries, or any employee collective bargaining agreement or other contract with any labor union;

(ii) a Contract (other than trade debt incurred in the ordinary course of business) under which the Company or any of its Subsidiaries has borrowed any money from, or issued any note, bond, debenture or other evidence of Indebtedness to, any Person;

(iii) a non-competition, non-solicitation or exclusive dealing arrangement or any other agreement or obligation which purports to limit or restrict in any respect (A) the ability of the Company or any of its Subsidiaries to solicit customers or employees or (B) the manner in which, or the localities in which, all or any portion of the business and operations of the Company or its Subsidiaries or, following consummation of the transactions contemplated by this Agreement, the business and operations of Parent and its Affiliates, is conducted;

(iv) a Contract that (A) involves future expenditures or projected receipts by the Company or any of its Subsidiaries of more than $250,000 in any one-year period or is otherwise material to the operation of the business of the Company or its Subsidiaries and (B) is terminable by the other party or parties upon a change in control of the Company;

(v) a Contract granting a Lien (other than Permitted Liens) upon any material property or asset of the Company or any of its Subsidiaries;

(vi) a lease, sublease or similar Contract with any Person under which the Company or any of its Subsidiaries is a lessor or sublessor of, or makes available for use to any Person (other than the Company or such Subsidiary), (A) any Leased Property or (B) any portion of any premises otherwise occupied by the Company or any of its Subsidiaries;

(vii) a lease or similar Contract with any Person under which (A) the Company or any of its Subsidiaries is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person (other than any Contracts that individually do not involve the payment by or to the Company or any of its Subsidiaries of more than $100,000 in any twelve-month period and in the aggregate do not involve the payment by or to the Company or any of its Subsidiaries of more than $300,000 in any twelve-month period) or (B) the Company or any of its Subsidiaries is a lessor or sublessor of, or makes available for use by any Person, any tangible personal property owned or leased by the Company or any of its Subsidiaries;

(viii) a Contract which is a joint venture or partnership agreement, or research or development collaboration or similar arrangement;

(ix) a Contract providing for the acquisition or disposition after the Agreement Date of any of the Company’s or any of its Subsidiaries’ material assets;

(x) any agreement that contains a “most favored nation” clause or other term providing preferential pricing to a third party;

(xi) a Contract granting a third party any license to any Company Intellectual Property, or pursuant to which the Company or any of its Subsidiaries have been granted by a third party any license to any Intellectual Property, or any other license, option or other Contract relating in whole or in part to the Company Intellectual Property or the Intellectual Property of any other Person (each, a “License Agreement” and collectively, the “License Agreements”), other than (A) agreements between the Company and its employees in the Company’s standard form thereof and (B) any generally available, non-customized, third party software licensed to the Company which does not require aggregate payments in any given year in excess of $40,000 in license, maintenance, royalty and/or other fees;

(xii) a Contract with a health maintenance organization or health benefit plan, health insurance plan, or other third party reimbursement or payment program administered or otherwise operated by any Person other than a Governmental Authority (excluding any employee benefit plans which the Company has put in place for the benefit of its employees); or

(xiii) any other Contract that (A) involves future expenditures or projected receipts by the Company or any of its Subsidiaries of more than $250,000 in any one-year period, (B) is not terminable on less than 180 days’ notice without Liability to the Company or any Subsidiary, or (C) is otherwise material to the operation of the business of the Company or any of its Subsidiaries (the Contracts set forth in the foregoing clauses (i) through (xiii) are collectively referred to herein as the “Material Contracts”).

(b) Assuming the due authorization, execution and delivery by the other parties thereto, each Material Contract is a valid and binding obligation of the Company or its Subsidiary and, to the Knowledge of the Company, of each of the other parties thereto. True and complete copies of each Material Contract have been delivered to Parent. Each Material Contract is in full force and effect, and none of the Company, any of its Subsidiaries nor, to the

Knowledge of the Company, any other party thereto, is in default or breach in any material respect under the terms of any such Material Contract. No Material Contract requires prepayments, additional payments or increased payments by the Company or any of its Subsidiaries as a result of consummation of the transactions contemplated by this Agreement. Except as set forth in Section 3.16(b) of the Company Disclosure Schedule, no notice, waiver, consent or approval is required (or the lack of which would give rise to a right of termination, cancellation or acceleration of, or entitle any party to accelerate, whether after the giving of notice or lapse of time or both, any obligation under the Material Contracts) under or relating to any Material Contract in connection with the execution, delivery and performance of this Agreement or the consummation of the Merger or any of the other transactions contemplated hereby, and, immediately following the Effective Time, each Material Contract will continue to be in full force and effect, and valid, binding and enforceable in accordance with its terms.

3.17 Officer and Director Indemnification Obligations. Section 3.17 of the Company Disclosure Schedule sets forth a full and complete list of all indemnification obligations of the Company or any of its Subsidiaries to any of their respective officers, directors or employees.

3.18 Intellectual Property.

(a) Section 3.18(a) of the Company Disclosure Schedule lists and separately identifies, as of the Agreement Date, all Company Registered Intellectual Property (excluding any Company Intellectual Property that is only non-exclusively licensed to the Company and its Subsidiaries) setting forth, for each item, the full legal name of the owner of record, applicable jurisdiction, status, application or registration number, and date of application, registration or issuance, as applicable, and including the following additional information: (i) for each item of Company Registered Intellectual Property that is licensed in from another Person, identification of the applicable License Agreement and each of the parties thereto, (ii) for each pending or registered trademark, trade name or service mark, the class of goods covered, (iii) for each URL or domain name, any renewal date and the name of the registry, (iv) for each registered mask work, the date of first commercial exploitation), and (v) for each pending or registered copyright registration, the author(s) of the subject work of authorship.

(b) Except as set forth in Section 3.18(b) of the Company Disclosure Schedule, the Company and each of its Subsidiaries, and to the Knowledge of the Company, each of its licensors, has complied with all the requirements of all United States and foreign patent offices and all other applicable Governmental Authorities to maintain the Company Patents in full force and effect, including payment of all required fees when due to such offices or agencies. Other than prior art references cited in the applicable patent office file history with respect to a particular Company Patent (a complete copy of such file histories which the Company has previously delivered to Parent), to the Knowledge of the Company, there are no prior art references or prior public uses, sales, offers for sale or disclosures or other facts or circumstances that could invalidate any of the Company Patents or any claim thereof, or of any conduct the result of which could render any Company Patent or any claim thereof invalid or unenforceable.

(c) Except as disclosed in Section 3.18(c) of the Company Disclosure Schedule, to the Company’s Knowledge, the original, first and joint inventors of the subject matter claimed in the patents and patent applications included in the Company Registered Intellectual Property (the “Company Patents”) are properly named in the Company Patents. To the Knowledge of the Company, the applicable statutes governing marking of products covered by the Company Patents have been and are being fully complied with; in particular, to the Knowledge of the Company, all Company Products have been properly marked and no Company Products have been improperly marked.

(d) Except as disclosed in Section 3.18(d) of the Company Disclosure Schedule, each item of Company Intellectual Property is either: (i) owned exclusively by the Company or one of its Subsidiaries free and clear of any Liens, or (ii) rightfully used and authorized for use by the Company and its Subsidiaries and their permitted successors pursuant to a valid and enforceable written license identified on Section 3.16(a)(xi) of the Company Disclosure Schedule. Except as disclosed in Section 3.18(d) of the Company Disclosure Schedule, the Company and its Subsidiaries have all rights in the Company Intellectual Property necessary thereunder to carry out the Company’s and its Subsidiaries’ current and planned activities with respect to the Commercial Products and the Development Products. Except as disclosed in Section 3.18(d) of the Company Disclosure Schedule, the Company Intellectual Property as a whole is sufficient to vest in the Company and its Subsidiaries the exclusive right and ability to develop, manufacture, sell and commercialize the Commercial Products and the Development Products as developed, planned, manufactured, sold and commercialized by the Company and its Subsidiaries as of the Agreement Date and as of the Closing Date.

(e) The Company and each of its Subsidiaries, and to the Knowledge of the Company, each of their respective licensors and licensees are in compliance with and have not committed any uncured breach, violation or default under, or received written notice that they have breached, violated or defaulted under, any of the terms or conditions of any license, sublicense or other agreement to which the Company or any of its Subsidiaries is a party or is otherwise bound relating to any of the Company Intellectual Property, nor to the Company’s Knowledge has there been any event or occurrence that would reasonably be expected to constitute such a breach, violation or default (with or without the lapse of time, giving of notice or both). Each such agreement is in full force and effect, and to the Company’s Knowledge, no Person obligated to the Company or any of its Subsidiaries pursuant to any such agreement in default thereunder. Except as set forth on Section 3.18(e) of the Company Disclosure Schedule, immediately following the Closing Date, the Surviving Corporation will be permitted to continue to exercise all of the Company’s and its Subsidiaries’ rights under such contracts, licenses and agreements to the same extent the Company and each of its Subsidiaries would have been able to had the Merger and the other transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than the amount of fees, royalties or payments which the Company or any of its Subsidiaries would otherwise have been required to pay had the transactions contemplated hereby not occurred. Neither the Company nor any of its Subsidiaries is obligated to provide any consideration (whether financial or otherwise) to any third Person, nor is any third Person otherwise entitled to any consideration, with respect to any exercise of rights by the Company or any of its Subsidiaries or the Surviving Corporation, as successor to the Company or any of its Subsidiaries, in the Company Intellectual Property (other than (A) sales commissions paid to employees pursuant to Company’s standard commission plan and (B) license fees).

(f) To the Knowledge of the Company, neither the Company’s and its Subsidiaries’ business, nor the manufacture, use, or sale of any Commercial Product infringes or misappropriates, or will infringe or misappropriate, any other Person’s Intellectual Property. Neither the Company nor any of its Subsidiaries is making any unauthorized use of any confidential information or trade secrets of any third party, including without limitation, any customer of the Company or any of its Subsidiaries, or any past or present employee of the Company or any of its Subsidiaries. The Company and its Subsidiaries have the right to use, without infringing the rights of others, all customer lists, designs, manufacturing or other processes, computer software, systems, data compilations, research results and other information required for or incident to its products or its business as presently conducted. Except as set forth on Section 3.18(f) of the Company Disclosure Schedule, no claims (i) challenging the validity, enforceability, effectiveness or ownership by the Company, any of its Subsidiaries or any of their respective licensors of any of the Company Intellectual Property or (ii) to the effect that the use, reproduction, modification, manufacture, distribution, licensing, sublicensing, sale, or any other exercise of rights in or under any Company Intellectual Property by the Company and its Subsidiaries or by any licensee of the Company or any of its Subsidiaries, or manufacture, use or sale of any Company Product or engagement in any activity, infringes or will infringe on any intellectual property or other proprietary or personal right of any Person have been asserted against the Company or any of its Subsidiaries or, to the Company’s Knowledge, are threatened by any Person nor, to the Company’s Knowledge, does there exist any basis for such a claim. There are no legal or governmental proceedings, including interference, re-examination, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the Company Registered Intellectual Property that is owned or exclusively licensed to the Company or any of its Subsidiaries, nor to the Company’s Knowledge are there any such proceedings that relate to any of the Company Registered Intellectual Property that is non-exclusively licensed to the Company or any of its Subsidiaries, other than review of pending patent and trademark applications, and to the Company’s Knowledge no such proceedings are threatened or contemplated by any Governmental Entity or any other Person. To the Company’s Knowledge, all Company Registered Intellectual Property is valid and subsisting. To the Company’s Knowledge, there is no unauthorized use, infringement, or misappropriation of any Company Intellectual Property by any third party or employee, consultant or contractor.

(g) Except as set forth on Section 3.18(g) of the Company Disclosure Schedule, each Person who is or was an employee or independent contractor of any Company or Subsidiary and who is or was involved in the creation or development of any Company Intellectual Property owned by such Company or Subsidiary has entered into a written agreement with such Company or Subsidiary assigning to the Company or Subsidiary all rights in any work performed by such Person and agreeing to maintain the confidentiality of all trade secrets, each of which agreements is in full force and effect.

(h) Except as set forth on Section 3.18(h) of the Company Disclosure Schedule, the Merger and other transactions contemplated by this Agreement will not alter, impair or otherwise affect any rights of the Company or its Subsidiaries in any Company Intellectual Property.

(i) Neither the Company nor any of its Subsidiaries has disclosed or delivered to any escrow agent or any other Person any of the source code relating to any Company Intellectual Property, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any source code to any Person who is not, as of the Agreement Date, a current employee, consultant or contractor of the Company having a need for such access solely for the purpose of performing his or her duties to the Company or its Subsidiaries for the sole benefit of the Company or its Subsidiaries and for no other purpose.

(j) The Company and each of its Subsidiaries has taken commercially reasonable measures to protect its ownership of, and rights in, all Company Intellectual Property owned by the Company and any of its Subsidiaries in accordance with industry standard practices. Neither the Company nor any of its Subsidiaries has made any of its trade secrets available to any other Person except pursuant to written agreements restricting use solely for the benefit of the Company and requiring such Person to maintain the confidentiality of such information. Section 3.18(j) of the Company Disclosure Schedule lists all such agreements, and the Company has delivered true and complete copies of such agreements to Parent.

(k) To the Knowledge of the Company, the Company Intellectual Property does not contain any computer code designed to disrupt, disable or harm in any manner the operation of any software or hardware. To the Company’s Knowledge, none of the Company Intellectual Property contains any unauthorized feature (including any worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine) that causes the software or any portion thereof to be erased, inoperable or otherwise incapable of being used, either automatically, with the passage of time or upon command by any Person.

(l) Section 3.18(l) of the Company Disclosure Schedule sets forth as of the Agreement Date, a complete and accurate list of all third-party software (i) sold with, incorporated into, or distributed with or used in the development of any Commercial Product or Development Product or (ii) used or held for use by the Company or any of its Subsidiaries for any other purpose (excluding any generally available, non-customized, third party software licensed to the Company that does not require aggregate payments in any given year in excess of $40,000 in license, maintenance, royalty or other fees), setting forth for each such item (A) all licenses and similar agreements pursuant to which the Company or any of its Subsidiaries holds rights thereto and (B) the Company Product(s) to which the item relates, if any. Except for the software that is licensed to the Company or its Subsidiaries as set forth in Section 3.16(xi) of the Company Disclosure Schedule (or not required to be listed pursuant to the exclusion in the preceding sentence), the Company exclusively owns the entire right, title, and interest in and to (including all Intellectual Property rights in) all of the material software that is used or held for use in connection with the business of the Company as currently conducted (collectively, the “Company Software”). All of the Company Software has been developed by employees or consultants of the Company who have assigned all of their Intellectual Property rights therein (including all rights under copyright law and moral rights) to the Company pursuant to valid and enforceable agreement. No Persons (other than employees or consultants of the Company described in the immediately preceding sentence) have been involved in the creation, specification, development, testing, or authorship of any Company Software.

(m) Section 3.18(m) of the Company Disclosure Schedule sets forth as of the Agreement Date, a complete and accurate list of all computer software programs sold with, incorporated into, or distributed in connection with or used in the development, manufacture, use, or sale of any Commercial Product or Development Product that is, in whole or in part, subject to the provisions of any license to Publicly Available Software, setting forth for each such item (i) all licenses and similar agreements pursuant to which the Company or any of its Subsidiaries is subject or otherwise holds rights thereto, (ii) the Company Product(s) to which the item relates, and (iii) whether such item has been modified by or on behalf of the Company or any of its Subsidiaries. Except as set forth in Section 3.18(m) of the Company Disclosure Schedule, all Publicly Available Software used by the Company or any of its Subsidiaries has been used in its entirety and without modification. Neither the Company nor any of its Subsidiaries has incorporated into any Commercial Product or Development Product or otherwise accessed, used or distributed any Publicly Available Software, in whole or in part, in a manner that may (x) require, or condition the use, hosting or distribution of any Company Intellectual Property on the disclosure, licensing or distribution of any source code for any portion of such Company Intellectual Property, or (y) otherwise impose any limitation, restriction or condition on the right or ability of the Company or any of its Subsidiaries to use, host or distribute any Company Intellectual Property or Company Products or to undertake any activity, and neither the Company nor any of its Subsidiaries has any plans to do any of the foregoing.

(n) Except as set forth in Section 3.18(n) of the Company Disclosure Schedule, none of the Company’s or any of its Subsidiaries’ agreements (including any agreement for the performance of professional services by or on behalf of the Company or any of its Subsidiaries’ with customers, agreements with merchants, agreements with outside consultants for the performance of professional services for or on behalf of the Company, any of its Subsidiaries or any of their respective customers, and any agreement or license with any end user or reseller of any Company Products), confers upon any Person other than the Company or any of its Subsidiaries any ownership right, exclusive license or other exclusive right with respect to any Company Intellectual Property developed in connection with such agreement or license.

(o) Section 3.18(o) of the Company Disclosure Schedule sets forth as of the Agreement Date, all agreements pursuant to which the Company or any of its Subsidiaries has any current development or other professional services obligations. Except as specified in Section 3.18(o) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has entered into any agreement to provide custom coding, new features or functionality or other software development with respect to any Company Product.

(p) Except as set forth in Section 3.18(p) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has (i) transferred ownership of, or granted any exclusive license with respect to, any Company Intellectual Property owned by the Company or any of its Subsidiaries to any other Person or (ii) granted any customer the right to use any Company Product or portion thereof on anything other than a non-exclusive basis or for anything other than such customer’s internal business purposes.

(q) Except as set forth in Section 3.18(q) of the Company Disclosure Schedule, no funding, facilities or personnel of any educational institution or Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Company Intellectual Property, including any portion of a Company Product. Neither the Company nor any of its Subsidiaries is or has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could compel the Company or such Subsidiary to grant or offer to any third Person any license or right to such Company Intellectual Property. Section 3.18(q) of the Company Disclosure Schedule sets forth a complete and accurate list of any and all grants and similar funding received by the Company or any of its Subsidiaries (including their respective predecessors), including the name of the granting authority.

(r) Except as set forth in Section 3.18(r) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has ever agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to any of the Company Intellectual Property or any Intellectual Property of any third party, excluding such provisions set forth in any license for generally available, non-customized, third party software licensed to the Company that does not require aggregate payments in any given year in excess of $40,000 in license, maintenance, royalty and/or other fees.

3.19 FDA Matters.

(a) The Company and each of its Subsidiaries is in compliance in all material respects with all Laws and Regulations of the FDA and all other comparable state or non- U.S. Regulatory Authorities (“FDA Requirements”). Neither the Company nor any of its Subsidiaries has received any written notice from the FDA or any comparable state or non- U.S. Regulatory Authority alleging that the Company, any Subsidiary or any Company Product is not in compliance with FDA Requirements, nor is there any reasonable basis for such a notice. The Company has made available to Parent all correspondence with and records of communications with the FDA and other comparable state and non- U.S. Regulatory Authorities relating to the Company and its Subsidiaries, their business and the Company Products.

(b) Set forth in Section 3.19(b) of the Company Disclosure Schedule is a list of all clinical trials and studies being conducted by or on behalf of the Company or its Subsidiaries as of the Agreement Date that are subject to oversight by any Regulatory Authority. Research involving human subjects conducted by or for the Company or its Subsidiaries has been performed in compliance in all material respects with all applicable Laws and Regulations governing the protection of human subjects and the performance of such clinical trials.

(c) Debarment proceedings by the FDA. None of the Company, its employees nor any third party contractors are or have been listed on the debarment list maintained by the FDA pursuant to 21 U.S.C. §335(a) and §335(b) and published on the internet at the following address (or any successor address): http://www.fda.gov/ora/compliance_ref/debar/default.htm.

3.20 Reimbursement. All Government Payment Programs in which the Company or any of its Subsidiaries have contracted with or submitted claims to at any time during the three (3) years prior to the Agreement Date are listed in Section 3.20 of the Company Disclosure Schedule. Each of the Company and each of its Subsidiaries is a participating supplier or provider, in good standing, in each of the Government Payment Programs in which Company or such Subsidiary currently participates, and each of the Company and each of its Subsidiaries has complied during the last three (3) years and is currently in compliance in all material respects with all Laws applicable to such Government Payment Programs. All claims, returns, invoices and other forms submitted by the Company or any of its Subsidiaries with respect to any Government Payment Program have been true, complete, correct and accurate in all material respects during the last three (3) years. Neither the Company nor any of its Subsidiaries has submitted to any Government Payment Program any false or fraudulent claim for payment, and neither the Company nor any of its Subsidiaries has been, during the last three (3) years, and is not currently subject to any Action by any Government Payment Program.

3.21 Environmental Matters.

(a) There are no Actions or Judgments pending, or to the Knowledge of the Company, threatened by any Person or Governmental Authority against the Company or any of its Subsidiaries which assert any claim, violation of Environmental Law or noncompliance with any Environmental Approval (as defined below) or seek any Remedial Action in connection with any Environmental Law.

(b) Neither the Company nor any of its Subsidiaries has received any written notice to the effect that it is or may be liable to any Person as a result of the Release or threatened Release of a Hazardous Material, the performance of any Remedial Action, violation of Environmental Law or noncompliance with any Environmental Approval (as defined below).

(c) Each of the Company and its Subsidiaries is currently and has been in compliance, in all material respects, with all Environmental Laws. There are no facts, conditions, events or circumstances that would reasonably be expected to prevent or interfere with continued compliance in all material respects with all Environmental Laws.

(d) Except as set forth in Section 3.21(d) of the Company Disclosure Schedule, to the Knowledge of the Company, (i) no portion of any Leased Property or any real estate formerly owned, leased or operated by the Company or any of its Subsidiaries has been used for the handling, manufacturing, processing, generation, storage, treatment or disposal of Hazardous Materials, except as is customary for the operation of the business of the Company or any of its Subsidiaries as currently conducted and in compliance with applicable Environmental Laws; (ii) there have been no Releases or threatened Releases of Hazardous Materials on, in, at, to or from any Leased Property or any real property formerly owned, leased or operated by the Company or any of its Subsidiaries; (iii) any Hazardous Materials that have been handled, manufactured, processed, generated or treated by the Company or any of its Subsidiaries have been transported offsite and disposed of in accordance with applicable Environmental Laws; and (iv) there are no underground storage tanks or aboveground storage tanks present at an any Leased Property or at any real property formerly owned, leased or operated by the Company or any of its Subsidiaries.

(e) Each of the Company and its Subsidiaries has and maintains, in full force and effect, all Company Permits as are required under Environmental Laws or are otherwise necessary for the conduct of the business or operations of the Company or any of its Subsidiaries (“Environmental Approvals”), and the Company and each of its Subsidiaries are currently and have been in compliance in all material respects with all Environmental Approvals. Each of the Company and its Subsidiaries has made all filings and maintained all data, documentation and records required under all Environmental Laws and Environmental Approvals. Neither the Company nor any of its Subsidiaries is in default or violation, nor has any event occurred which could reasonably be expected to constitute a default or violation of any term, condition or provision of any Environmental Approval. No Environmental Approvals are required under any Environmental Laws to be transferred from the Company or any of its Subsidiaries in connection with this Agreement. Section 3.21(e) of the Company Disclosure Schedule contains a true and complete list of all Environmental Approvals now held by the Company or any of its Subsidiaries, and true and complete copies of such Environmental Approvals have been made available to Parent.

(f) The Company has made available to Parent true and complete copies of all environmental assessments, audits, and any other reports, studies, analyses, tests, or monitoring in the possession, custody or control of the Company or any of its Subsidiaries in connection with or pertaining to compliance with, or potential liability under, any Environmental Laws at the Leased Property and at property formerly owned, leased or operated by the Company or any of its Subsidiaries (“Environmental Reports”).

3.22 Tax Liabilities.

(a) Each of the Company and its Subsidiaries has timely filed all Tax Returns it was required to have filed, each such Tax Return has been prepared in compliance in all material respects with applicable Law, and all such Tax Returns are true, correct and complete in all material respects. The Company has made available to Parent true, correct and complete copies of all Tax Returns with respect to income Taxes filed by or with respect to it or its Subsidiaries with respect to Tax periods ended on or after December 31, 2005 (the “Delivered Tax Returns”), and has made available to Parent all examination reports, and statements of deficiencies proposed or assessed against or agreed to by the Company and its Subsidiaries. The Company and its Subsidiaries have timely paid all Taxes that have become due and payable by the Company or its Subsidiaries, other than any Taxes for which adequate reserves in accordance with GAAP are reflected in the Company Financial Statements or, in the cases of Taxes accruing after the date of the Interim Balance Sheet, will be reflected in the Preliminary Closing Balance Sheet. The Company and its Subsidiaries have timely withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid to any employee or other Person. The charges, accruals and reserves for current Taxes with respect to the Company or its Subsidiaries reflected in the Company Financial Statements are adequate to cover all Tax liabilities payable or anticipated to be payable in respect of all periods or portions thereof ending on or before the date of the Interim Balance Sheet and any Taxes of the Company or its Subsidiaries arising after such date and at or before the Effective Time have been or will be incurred in the ordinary course of the business of the Company and its Subsidiaries or as a result of transactions contemplated by this Agreement.

(b) There are no Liens for Taxes (other than current Taxes not yet due and payable) on any assets of the Company or its Subsidiaries and, to the Knowledge of the Company, there are no pending real estate Tax challenges by any Persons.

(c) Section 3.22(c) of the Company Disclosure Schedule (i) lists all federal, state, local, and foreign income Tax Returns filed with respect to the Company and its Subsidiaries; (ii) indicates those Tax Returns that have been audited; and (iii) indicates those Tax Returns and any other Tax obligations that currently are the subject of audit. There are no actions, suits, proceedings, audits, investigations or claims (including refund claims) now proposed or pending or, to the Knowledge of the Company, threatened against or with respect to the Company and its Subsidiaries concerning the Tax liability of the Company and its Subsidiaries, and no claim for assessment or collection of Taxes that previously has been asserted relating in whole or in part to the Company or its Subsidiaries remains unpaid. To the Knowledge of the Company, no issue has been raised in any examination by any Governmental Authority with respect to the Company which, by application of similar principles, reasonably would be expected to result in a proposed deficiency or increase in Taxes for any other period not so examined.

(d) No written claim has ever been made by a Tax Authority in a jurisdiction where the Company does not pay Tax or file Tax Returns that the Company is or may be subject to Taxes assessed by such jurisdiction.

(e) Except as set forth in Section 3.22(e) of the Company Disclosure Schedule, there are no outstanding agreements or waivers extending the statutory period of limitation applicable to any Tax assessment or deficiency with respect to the Company or its Subsidiaries, and the Company or its Subsidiaries have not requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, other than extension requests with respect to the Company’s and its Subsidiaries 2010 federal and applicable state income Tax Returns.

(f) The Company or its Subsidiaries have never been a member of any affiliated group of corporations (as defined in Section 1504 of the Code) or filed or been included in a combined, consolidated or unitary Tax Return. The Company or its Subsidiaries are neither a party to nor bound by any Tax sharing or allocation agreement. Neither the Company nor its Subsidiaries is presently liable, nor does the Company or its Subsidiaries have any potential liability, for the Taxes of another person (i) under Treasury Regulations Section 1.1502-6 (or any comparable provision of state, local or foreign Law), (ii) as transferee or successor, or (iii) by contract or indemnity or otherwise.

(g) The Company and its Subsidiaries will not be required, as a result of a change in method of accounting for any period ending on or before or including the Closing Date, to include any adjustment under Section 481(c) of the Code (or any similar or corresponding provision or requirement under any other Law) in Taxable income for any period (or portion thereof) ending after the Closing Date as a result of any (i) prepaid amount received on or prior to the Closing Date, or (ii) “closing agreement” described in Section 7121 of the Code (or any similar or corresponding provision of any other Law).

(h) The Company and its Subsidiaries do not operate or conduct business through any branch in any country other than the United States.

(i) Since the Company’s formation, the Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution qualifying for tax free treatment, in whole or in part, under Section 355(a) of the Code.

(j) The Company or its Subsidiaries are not and have not been a “United States real property holding corporation” within the meaning of Section 897 of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k) Except as set forth in Section 3.22(k) of the Company Disclosure Schedule, the Company has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under any circumstances could obligate it to make any payments, that will not be deductible under Code Sections 162(m) or 280G or that could be subject to Code Section 4999, other than any such payments for which stockholder approval satisfying the requirements of Section 280G(b)(5) of the Code and the Treasury Regulations thereunder will be obtained prior to the Closing and are listed in Section 3.22(k) of the Company Disclosure Schedule.

(l) There are no outstanding rulings of, or requests for rulings by, any Tax Authority addressed to the Company or its Subsidiaries that are, or if issued would be, binding on the Company or its Subsidiaries.

(m) To the Knowledge of the Company, all persons who have purchased shares of the Company’s stock that at the time of such purchase were subject to a substantial risk of forfeiture under Section 83 of the Code have timely filed elections under Section 83(b) of the Code and any analogous provisions of applicable foreign, state and local Law.

(n) The exercise price of each Company Option is not less than the fair market value of a share of Common Stock determined on the date of grant of such Option (and as of each later modification thereof, if any, within the meaning of Section 409A of the Code). Each grant or award issued under a Company Equity Incentive Plan, is exempt from Section 409A of the Code. Each plan, program, arrangement or agreement, including any Employee Plan, that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code is identified as such in Section 3.22(n) of the Company Disclosure Schedule. Each plan, program, arrangement or agreement identified or required to be identified in Section 3.22(n) of the Company Disclosure Schedule has been established, operated and maintained in accordance with Section 409A of the Code and applicable guidance thereunder, including but not limited the final regulations promulgated thereunder.

(o) The Company has not participated (i) in any “tax shelter” within the meaning of Section 6111 of the Code (as in effect prior to the enactment of P.L. 108-357) or any comparable Laws of jurisdictions other than the United States or (ii) in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any comparable Laws of jurisdictions other than the United States.

(p) The Company and its Subsidiaries are in compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax credit or reduction agreement, approval or order of any Tax Authority, and the consummation of the Merger will not have any adverse effect on the validity and effectiveness of any such Tax exemption, Tax holiday or other Tax reduction agreement or order or otherwise result in the termination or recapture of any grant, Tax subsidy, Tax rate reduction, Tax credit, or other Tax incentive.

(q) Notwithstanding anything to the contrary herein, the Company makes no representations as to the amount of, or any limitations on the ability to use, its or its Subsidiaries’ net operating losses or other tax attributes.

3.23 Insurance. Section 3.23 to the Company Disclosure Schedule sets forth as of the Agreement Date a complete list of all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations and employees, consultants and contractors of the Company or any of its Subsidiaries. Such policies are in full force and effect, all premiums due and payable under such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing) and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. The Company has not received any notice of cancellation or intent to cancel or increase premiums with respect to present insurance policies or bonds nor, to the Knowledge of the Company, is there any basis for any such action. There is no claim by the Company or any of its Subsidiaries pending under any of such insurance policies or bonds as to which coverage has been questioned, denied or disputed in writing or that the Company has a reason to believe will be denied or disputed by the underwriters of such policies or bonds. None of the Company or any of its Subsidiaries has ever maintained, established, sponsored, participated in or contributed to any self-insurance plan or program.

3.24 Brokers. None of the Company or any of its Subsidiaries has incurred, or will incur, directly or indirectly, any liability for any brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement, nor employed or entered into any Contract with any investment banker, broker, finder, consultant or intermediary that would be entitled to any investment banking, brokerage, finder’s or similar fee in connection with the Merger or the other transactions contemplated by this Agreement.

3.25 Transactions with Affiliates. To the Company’s Knowledge, except as disclosed in Section 3.25 of the Company Disclosure Schedule, no officer, director or other Affiliate of the Company or any of its Subsidiaries has or has had since January 1, 2008, directly or indirectly, (i) an economic interest in any Person which furnished or sold, or furnishes or sells, services or products that the Company or any of its Subsidiaries furnishes or sells, or proposes to furnish or sell, (ii) an economic interest in any Person that purchases from or sells or furnishes to, the Company or any of its Subsidiaries, any goods or services or (iii) except for any employment, severance, change-of-control or other employee compensation or benefit agreement, a beneficial interest in any agreement to which the Company or any of its Subsidiaries is a party or by which they or their properties or assets are bound; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any Person” for purposes of this Section 3.25.

3.26 Relationships. Since January 1, 2011, neither the Company nor any of its Subsidiaries has received written notice from any customer or supplier having a material relationship with the Company or any of its Subsidiaries that such Person intends to terminate or substantially alter its existing business relationship with the Company or any of its Subsidiaries, nor has any licensor under a License Agreement with the Company or any of its Subsidiaries notified the Company or any of its Subsidiaries in writing of an intention to terminate or substantially alter the Company’s or any of its Subsidiaries’ rights under such License Agreement.

3.27 Payments; Foreign Corrupt Practices Act; U.S. Export and Sanctions Laws. Without limiting any provision of this Agreement:

(a) Neither the Company nor any of its Subsidiaries nor any manager, member, officer, agent, employee or other Person associated with or acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly (i) paid or delivered or agreed to pay or deliver any fee, commission or other sum of money or item of property, however characterized, to any Person, government official or other party that is illegal or improper under any applicable Law, (ii) used any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (iii) made any unlawful payment or offered anything of value to any foreign or domestic government official or employee or to any foreign or domestic political parties or campaigns, (iv) violated or is in violation of any provision of the United States Foreign Corrupt Practices Act of 1977 (15 United States Code Section 78dd-1, et seq.), as amended, or any applicable Law of similar effect, (v) made any unlawful bribe, rebate, payoff, influence payment, kickback or transfer of value to any other Person or (vi) established or maintained any fund that has not been recorded in the books and records of the Company or its Subsidiaries.

(b) The Company and each of its Subsidiaries has complied and is in compliance with applicable provisions of the United States export and sanctions laws, and regulations implemented thereunder, including the Arms Export Control Act (22 United States Code Section 2751 et seq.), as amended, the Export Administration Act (50 United States Code Section 2401 et seq.), as amended, the International Emergency Economic Powers Act (50 United States Code Section 17091 et seq.), as amended, and the various sanctions regulations administered by the Office of Foreign Assets Control of the Department of the Treasury of the United States, as amended. Without limiting the foregoing, neither the Company nor any of its Subsidiaries has made any investments or performed any Contracts in, or involving a Person from, Cuba, Iran, Sudan, Syria or Burma (Myanmar).

3.28 Manufacturing and Marketing Rights. Except as are set forth in Section 3.28 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has at any time granted rights to manufacture, produce, distribute, assemble, license, market, develop or sell any Company Products to any other person and is not bound by any agreement that affects the Company’s or any of its Subsidiaries’ exclusive right to manufacture, produce, distribute, assemble, license, market, develop or sell any Company Products.

3.29 Change of Control Agreements. Section 3.29 of the Company Disclosure Schedule sets forth each plan, agreement or Company Employee Plan of the Company or any of its Subsidiaries with any Company Personnel (i) pursuant to which any amounts, including severance amounts, would become payable (whether currently or in the future) to any Person (including any employee, director or consultant) directly or indirectly as a result of the consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent event) and/or such Person’s termination of employment or service at or prior to the Closing or (ii) which provides for the acceleration or early vesting of any right or benefit or lapse of any restriction directly or indirectly as a result of the consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent event) and/or such Person’s termination of employment or service at or prior to Closing.

3.30 Accounts Receivable; Bank Accounts.

(a) Section 3.30(a) of the Company Disclosure Schedule sets forth a list of all accounts receivable reflected in the Interim Balance Sheet, together with an aging schedule as of the Interim Balance Sheet Date, indicating the range of days elapsed since being invoiced. All of the accounts receivable of the Company and its Subsidiaries reflected in the Interim Balance Sheet (a) represent bona fide transactions that arose in the ordinary course of business and (b) are subject to no setoffs or counterclaims. The allowances for doubtful accounts set forth in the Interim Balance Sheet have been prepared in accordance with the past practices of the Company and its Subsidiaries. The receivables of the Company and its Subsidiaries arising after the date of the Interim Balance Sheet and prior to the Closing Date arose or will arise in the ordinary course of business consistent with past practice. No Person has any Lien (other than a Permitted Lien) on any account receivable, and, no written request or agreement for material deduction or material discount has been made with respect to any account receivable. Except to the extent reserved for in the aforementioned allowances for doubtful accounts, neither the Company nor any of its Subsidiaries has received written notice from any customer that such customer does not intend to pay any currently outstanding account receivable.

(b) Set forth in Section 3.30(b) of the Company Disclosure Schedule is a description of each account maintained by or for the benefit of the Company or any of its Subsidiaries at any bank or other financial institution including the authorized signatories of each account. There are no outstanding powers of attorney executed on behalf of the Company or any of its Subsidiaries.

3.31 Restrictions on Business Activities. There is no Judgment which specifically names the Company or any of its Subsidiaries that would prohibit, impair or otherwise limit: (a) any business practice of the Company or any of its Subsidiaries; (b) any acquisition of property (tangible or intangible) by the Company or any of its Subsidiaries; (c) the conduct of business by the Company or any of its Subsidiaries; or (d) the ability of the Company or any of its Subsidiaries to engage in any line of business or to compete or do business with any Person, in each case whether arising as a result of a change in control of the Company or any of its Subsidiaries. There is no agreement to which the Company or any of its Subsidiaries is a party that would prohibit, impair or otherwise limit: (i) any acquisition of property (tangible or intangible) by the Company or any of its Subsidiaries; (ii) the conduct of business in a particular geography or field of use by the Company or any of its Subsidiaries; or (iii) the ability of the Company or any of its Subsidiaries to engage in any line of business or to compete or do business with any Person, in each case whether arising as a result of a change in control of the Company or any of its Subsidiaries.

3.32 Customers; Distributors. Section 3.32 of the Company Disclosure Schedule identifies, for the current fiscal year and the prior fiscal year ended prior to the Agreement Date: (a) the largest sources of the Company’s revenue, which list shall account for at least seventy percent (70%) of such revenue and (b) ordering physicians and practitioners who are the largest volume purchasers of the Company Products, which list shall account for at least seventy percent (70%) of such volume. Neither the Company nor any of its Subsidiaries has received any written notice that any such customer (i) has ceased, or is planning to cease to use the current services of the Company or any of its Subsidiaries or (ii) has substantially reduced, or is planning to substantially reduce the use of current services of the Company or any of its Subsidiaries. To the Knowledge of the Company, no customer has otherwise threatened in writing to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated hereby or any of the documents or instruments required hereby. To the Company’s Knowledge, since January 1, 2011, neither the Company nor any of its Subsidiaries has received written notice from any distributor of any of the Company Products indicating that any such distributor intends to cease acting as a distributor of such products or otherwise dealing with the Company and its Subsidiaries.

3.33 Representations Complete. To the Knowledge of the Company, none of the representations or warranties made by the Company in this Agreement or any Related Agreement, nor any statement made in the Company Disclosure Schedule or any certificate furnished by the Company pursuant to this Agreement (including the Company Financial Statements) or any Related Agreement, when taken together, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein, in the light of the circumstances under which they were made, not misleading. There is no event, fact or condition that would reasonably be likely, individually or in the aggregate, to have a Company Material Adverse Effect that has not been set forth in this Agreement or in the Company Disclosure Schedules.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company and the Company Holders as of the Agreement Date and as of the Closing Date (except, in each case, to the extent such representations and warranties speak expressly as of an earlier date), as follows:

4.1 Organization, Good Standing and Qualification. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Acquisition Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Acquisition Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly qualified or licensed and in corporate and tax good standing to do business in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to result, individually or in the aggregate, in a material adverse change to or effect on the business, operations, assets, liabilities, financial condition or results of operations of the Parent and its Subsidiaries, taken as a whole.

4.2 Ownership of Acquisition Sub; No Prior Activities. Parent owns all of the issued and outstanding capital stock of Acquisition Sub, free and clear of all Liens. Acquisition Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activity other than as contemplated by this Agreement. Except for obligations or Liabilities incurred in connection with its incorporation and the transactions contemplated by this Agreement, Acquisition Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or Liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person. Parent has made available to the Company an accurate and complete copy of Acquisition Sub’s Organizational Documents, each as amended or restated as of the Agreement Date and the Agreement Date.

4.3 Authorization; Binding Obligation. Each of Parent and Acquisition Sub has all requisite corporate power and authority to enter into this Agreement and the Related Agreements to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Parent and Acquisition Sub of this Agreement, the performance of their obligations hereunder, and the consummation by Parent and Acquisition Sub of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the boards of directors of each of Parent and Acquisition Sub and no other corporate proceedings on the part of Parent or Acquisition Sub are necessary to authorize this Agreement or to consummate the Merger or any other transactions contemplated hereby other than approval by Parent as the sole stockholder of Acquisition Sub and the filing of the Certificate of Merger in accordance with the DGCL. This Agreement has been, and each of the Related Agreements to which Parent or Acquisition Sub is a party will be at the Closing, duly and validly executed and delivered by each of Parent and Acquisition Sub, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than Parent and Acquisition Sub), this Agreement constitutes, and in the case of the Related Agreements they will at Closing constitute, legal, valid and binding obligations of Parent and Acquisition Sub, enforceable against each of Parent and Acquisition Sub in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity); provided, however, that the Certificate of Merger will not be effective until accepted by the Secretary of State of the State of Delaware.

4.4 Consents. The execution and delivery by each of Parent and Acquisition Sub of this Agreement and any Related Agreement required by this Agreement to be executed and delivered by each of Parent and Acquisition Sub do not, and the performance of this Agreement and any other instrument or document required by this Agreement to be executed and delivered by Parent and Acquisition Sub shall not, require Parent or Acquisition Sub to obtain any Consent of any Person or approval of, observe any waiting period imposed by, or make any filing with or notification to, any Governmental Authority, except (a) for the filing of the Certificate of Merger in accordance with the DGCL, (b) the filing of a pre-merger notification and report form under the HSR Act and the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods required under any other applicable competition, merger control, antitrust or similar Law, that if not obtained or made would not reasonably be expected to have a material adverse effect on the ability of Parent or Acquisition Sub to consummate the transactions contemplated by this Agreement, and (c) such other filings, authorizations, consents and approvals that if not obtained or made would not reasonably be expected to have a material adverse effect on the ability of Parent or Acquisition Sub to consummate the transactions contemplated by this Agreement.

4.5 No Violation. The execution, delivery, compliance with and performance by Parent or Acquisition Sub of this Agreement and each of the Related Agreements delivered in connection therewith do not and will not (a) violate or contravene the Certificate of Incorporation or by-laws, each as amended, of Parent or Acquisition Sub, (b) violate or contravene any Law or Judgment to which Parent or Acquisition Sub is subject, or (c) conflict with or result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) by any Parent or Acquisition Sub under any material Contract to which Parent or Acquisition Sub is a party or by which Parent or Acquisition Sub or any of their respective assets or properties are bound or to which Parent or Acquisition Sub or any of their respective assets or properties are subject, except in the case of clauses (b) and (c) for such violations, conflicts, contraventions, breaches or defaults that would not reasonably be expected to have a material adverse effect on the ability of Parent or Acquisition Sub to consummate the transactions contemplated by this Agreement.

4.6 Legal Proceedings. There is no Judgment outstanding and there are no Actions pending or, to the knowledge of Parent, threatened by or against Parent or Acquisition Sub, whether at Law or in equity, or before or by any Governmental Authority, which could materially adversely affect such party’s ability to perform its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement.

4.7 Brokers. Parent has not employed or entered into any Contract with any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement, pursuant to which the Company Holders could be liable for the fee or commission of such investment banker, broker, finder, consultant or intermediary, or for any similar fee or commission in connection with the Merger, this Agreement or the other transactions contemplated hereby.

4.8 Funds. As of the Effective Time, Parent will have cash and cash equivalents available in an amount sufficient to make the payments required to be made by it pursuant to Section 2.12 of this Agreement.

ARTICLE V

COVENANTS

During the period commencing on the Agreement Date and continuing until the earlier of the Effective Time and the termination of this Agreement:

5.1 Financial Statements. The Company shall deliver to Parent:

(a) as soon as available, but no later than thirty (30) days after the last day of each month, an unaudited consolidated balance sheet and income statement covering the Company’s consolidated operations for such month prepared in accordance with GAAP, except that such balance sheet and income statement need not contain footnotes and remain subject to changes resulting from year-end audit adjustments;

(b) as soon as available, but no later than two hundred forty (240) days after the last day of the Company’s fiscal year, audited consolidated financial statements prepared under GAAP, consistently applied, together with an unqualified opinion on the financial statements from Ernst & Young LLP or other comparable independent certified public accounting firm or such other firm reasonably acceptable to Parent; provided, that the Company shall use commercially reasonable efforts to deliver the initial draft provided to such accounting firm of such financial statements to Parent as soon as it is available but no later than one hundred eighty (180) days after the last day of the Company’s fiscal year; and

(c) within forty-five (45) days after the last day of each fiscal quarter, a consolidated balance sheet, income statement and statement of cash flows covering the Company’s consolidated operations for such quarter prepared in accordance with GAAP, except that such balance sheet, income statement and statement of cash flows need not contain footnotes and remain subject to changes resulting from year-end audit adjustments, which shall be auditor reviewed if the Company elects to obtain such auditor review.

5.2 Board Observer Rights. The Company shall invite a representative designated by Parent to attend all meetings of the Company Board and all meetings of all committees of the Company Board in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if, the Company Board reasonably determines that access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel, result in disclosure of trade secrets, present a possible conflict of interest or otherwise be contrary to the best interests of the Company.

5.3 [Reserved].

5.4 [Reserved].

5.5 Distribution of Loan Amount. The Company shall not distribute any portion of the proceeds of the Loan Amount to its securityholders.

5.6 Issuance of Additional Indebtedness. Except as permitted under the Loan Documents, the Company shall not incur any additional Indebtedness without the prior written consent of Parent.

5.7 Issuance of Additional Shares.

(a) If the Company issues any additional shares of capital stock that were not authorized under the Company’s Certificate of Incorporation as in effect on the Agreement Date (or any securities that are exercisable or convertible therefor), then each of the Company, Parent, the Acquisition Sub and the Representative hereby agree that it will execute any amendments to this Agreement that are necessary in order to provide for the cancelation of such securities in exchange for a right to payment in accordance with this Agreement, and the Company agrees that it will as a condition precedent to any such issuance seek approval of and obtain such amendment by stockholders of the Company representing the affirmative vote of the capital stock of the Company required to approve such amendment.

(b) The Company will not grant, issue or sell any (i) shares of capital stock of the Company or any Subsidiary or (ii) options, warrants or convertible securities to purchase capital stock of the Company or any Subsidiary, unless the purchaser or recipient of such shares of capital stock, options, warrants or convertible securities executes and delivers to the Company a written consent acknowledging the existence of this Agreement and approving and consenting to the terms of this Agreement and the transactions contemplated hereby, including the Merger and the effect thereof on any such share of capital stock, option, warrant or convertible security, and the Company complies with its obligations set forth in Section 5.7(a).

5.8 Approvals and Consents; Further Assurances.

(a) The Company Board has unanimously declared this Agreement and the Merger and other transactions contemplated by this Agreement advisable and adopted a resolution recommending adoption and approval of this Agreement and the Merger by the Voting Holders. The Company shall set the Agreement Date as the record date for Voting Holders to approve and adopt this Agreement, the Merger and the transactions contemplated hereby. Promptly after execution of this Agreement, the Company shall distribute to its stockholders an action by written consent to approve and adopt this Agreement and the Merger in accordance with the Organizational Documents and pursuant to Sections 228 and 251(c) of the DGCL, and shall use commercially reasonable efforts to deliver to Parent duly executed written consents of stockholders approving and adopting this Agreement and the Merger by (i) 10:00 a.m. (Pacific Time) on February 3, 2014 for the Corporate Stockholder Approval and (ii) 11:59 p.m. (Pacific Time) on February 7, 2014 for the California Stockholder Approval. Promptly following the Agreement Date, the Company shall send (the date of such sending, the “Delivery Date”), to the Voting Holders, other than those who shall have executed and delivered a written consent prior to the Delivery Date, pursuant to Sections 228 and 251(c) of the DGCL, a notice and disclosure statement (the “Disclosure Statement”), which shall comply with applicable Laws, shall be substantially in the form and substance previously agreed to by the Company and Parent, and shall include (A) a summary of this Agreement, the transactions contemplated hereby, including, but not limited to, the Merger, the Escrow Agreement and the Related Agreements, (B) the recommendation of the Company Board to adopt and approve this Agreement, the Escrow Agreement approve the Merger and the other transactions contemplated by this Agreement, (C) a statement that the Company Board has unanimously determined that the terms of the Merger and this Agreement are fair to and in the best interests of the Company and the Company’s stockholders, and (D) a statement that appraisal rights are available for the Company Shares pursuant to Section 262 of the DGCL together with a copy of such section. From and after the Delivery Date, the Company shall use its commercially reasonable efforts to deliver to Parent duly executed written consents of Voting Holders, other than those who shall have executed and delivered a written consent prior to the Delivery Date, approving and adopting this Agreement and the Merger. The Disclosure Statement will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which made, not misleading. Promptly following the date upon which the Company obtains Stockholder Approval, the Company shall send written notice to each holder of Company Options and Company Warrants of the execution of this Agreement, a summary of the material terms of this Agreement, including Parent’s right to exercise its option to acquire the Company, and any other information required by the terms of such Company Option or Company Warrant, except to the extent any such requirements have been waived in writing by such holder. Promptly following the Agreement Date, the Company shall send an additional written notice to each holder of a Company Option and Company Warrant of the anticipated closing date of the Merger, an estimate of the per share Merger Consideration that such holder would be entitled to receive if it exercises its Company Options or Company Warrants, and any other information required by the terms of such Company Option or Company Warrant, except to the extent any such requirements have been waived in writing by such holder, together with a copy of an Option Cancellation Agreement and/or Letter of Transmittal to be completed, executed and delivered by such holder.

(b) Stockholder Meeting. In addition to the solicitation of the Corporation Stockholder Approval required under Section 5.8(a), if, after the initial approval by the stockholders, an additional action by the stockholders of the Company is required under Delaware Law or California Law for the approval, re-approval or ratification of the Merger and this Agreement or any amendment to this Agreement at any time prior to the Effective Time, the Company shall (i) cause a meeting of the stockholders of the Company (a “Stockholder Meeting”) to be called for purposes of approving, reapproving or ratifying the Merger and this Agreement or any amendment to this Agreement, or (ii) circulate a solicitation for written consent in lieu of such Stockholder Meeting for the same purposes. In the event that a Stockholder Meeting is required pursuant to this Section 5.8(b)(i), the Company shall cause such Stockholder Meeting to be held as promptly as possible and shall distribute on a timely basis to all stockholders of the Company any soliciting materials relating to such meeting. In the event of a solicitation for written consent in lieu of such Stockholder Meeting contemplated by Section 5.8(b)(ii), the Company shall distribute to the stockholders of the Company, together with such written consent, any materials that would have been required to be distributed to the stockholders of the Company in connection with a Stockholder Meeting. Any such information statement or proxy statement (also a Disclosure Statement) shall comply with applicable Laws and shall include (A) a summary of this Agreement and any amendments to this

Agreement, the transactions contemplated hereby, including, but not limited to, the Merger, the Escrow Agreement and all other Related Agreements, (B) the recommendation of the Company Board to adopt and approve this Agreement, as amended by any amendments to this Agreement, the Escrow Agreement and reapprove the Merger, (C) a statement that the Company Board has unanimously determined that the terms of the Merger and this Agreement, as amended by any amendments to this Agreement, are fair to and in the best interests of the Company and the Company’s stockholders, and (D) a statement that appraisal rights are available for the Company Shares pursuant to Section 262 of the DGCL together with a copy of such section. The Company agrees not to distribute the Disclosure Statement until Parent has had a reasonable opportunity to review and comment on the Disclosure Statement. The Disclosure Statement will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which made, not misleading. Promptly following the date upon which the Company obtains such additional stockholder approval, the Company shall send written notice to each holder of Company Options and Company Warrants of such approval, a summary of the material terms of this Agreement, as amended by any amendments to this Agreement, and any other information required by the terms of such Company Option or Company Warrant, except to the extent any such requirements have been waived in writing by such holder.

(c) Subject to the terms and conditions of this Agreement, each party shall cooperate with the others and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to satisfy the conditions to Closing set forth in this Agreement and to consummate the transactions contemplated by this Agreement.

5.9 Access to Information. The Company shall, upon the reasonable request of Parent and during normal working hours, make members of its management team and Company Board available to the officers, employees, accountants, counsel and other representatives of Parent (the “Parent Representatives”) for the purpose of providing Parent with information that Parent may reasonably request relating to the business and operations of the Company. All information obtained by Parent and the Parent Representatives pursuant to this Section 5.9 shall constitute “Confidential Information” pursuant to the terms of the Confidential Disclosure Agreement dated January 11, 2011, by and between Parent and the Company (the “Confidentiality Agreement”), the term of which agreement is hereby extended to the earlier of the Closing Date and the date of termination of this Agreement. No information or knowledge obtained in any investigation pursuant to this Section 5.9 shall affect or be deemed to modify or qualify any representation or warranty of the Company or the conditions to the obligations of the parties to consummate the Merger and the other transactions contemplated by this Agreement.

5.10 Public Announcements. Parent and the Company shall consult with and obtain the approval of (which approval shall not be unreasonably withheld) the other party before issuing any press release or other public announcement with respect to the Merger or this Agreement, and no party hereto shall issue or cause to be issued any such press release prior to such consultation and approval, except to the extent required by applicable Law, in which case the party proposing to issue such press release or make such public announcement shall use commercially reasonable efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement to attempt to agree upon mutually satisfactory text. Upon receipt of the Corporate Stockholder Approval and/or the Closing, Parent and the Company shall issue a mutually agreed upon press release announcing the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 5.10 shall be deemed to prohibit any party from making any disclosure that its counsel deems necessary in order to fulfill such party’s disclosure obligations imposed by any Regulation of any national securities exchange or automated quotation system, so long as the disclosing party consults with the other party prior to such disclosure except that in no event shall the Company or any of the Company Representatives make any public statement or announcement regarding, or otherwise disclose, the existence, terms or subject matter of this Agreement prior to receipt of Stockholder Approval without the Parent’s prior written consent.

5.11 Acquisition Proposals. The Company shall not, and will direct each officer, director, stockholder, employee, representative and agent of the Company (each a “Company Representative”) not to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any information to any Person or group (other than Parent or an Affiliate) concerning any offers or proposals for any merger of the Company, sale or license of all or substantially all of the assets of, or tender offer for or purchase of all or substantially all of the shares of capital stock of the Company or similar transactions involving the acquisition of the Company (an “Acquisition Proposal”). The Company and the Company Representatives shall immediately cease and cause to be terminated all discussions or negotiations with any Person or group conducted prior to the Agreement Date with respect to any Acquisition Proposal. The Company shall promptly notify Parent if it shall, on or after the Agreement Date, have received any request for information or access in connection with a possible Acquisition Proposal involving any Person or group (other than Parent or an Affiliate) or engaged in any discussions or negotiations with respect to any Acquisition Proposal. At Parent’s request, the Company shall request the return or destruction of any confidential information shared in connection with any terminated discussions or negotiations with respect to any Acquisition Proposal.

5.12 Employee Nondisclosure, Confidentiality and Invention Assignment. The Company shall require all new employees to execute and deliver to the Company the Company’s standard form nondisclosure, confidentiality and assignment of inventions agreement.

5.13 Additional Loan Amounts. On or before February 20, 2014, Parent shall loan up to an additional $3,000,000 to the Company pursuant to a further amendment to the Loan Documents to purchase additional Meso Supplies. In addition, in the event that the Closing does not take place by March 10, 2014, or such other date as mutually agreed by Parent and the Company, and provided that the Company is not then in default of any provision of this Agreement, Parent shall loan to the Company such amount as is reasonably necessary to satisfy the Company’s current operating expenses between such date and the Closing pursuant to a further amendment to the Loan Documents.

ARTICLE VI

ADDITIONAL PRE-CLOSING COVENANTS

6.1 Conduct of Business by the Company Pending Closing. During the period (the “Pre-Closing Period”) commencing on the Agreement Date and continuing until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement, the Company and each of its Subsidiaries shall conduct its business in the ordinary course consistent with past practice and shall use commercially reasonable efforts to preserve intact the present business organization and maintain the material tangible assets of the Company and its Subsidiaries in their current physical condition (except for ordinary wear and tear), to maintain the material intangible assets of the Company (including all Company Intellectual Property), to keep available the services of the Company’s present employees, to maintain in effect the Material Contracts (subject to the expiration of any Material Contract pursuant to its terms) and to preserve the present relationships of the Company and its Subsidiaries with suppliers, customers, dealers, licensees and other Persons with which the Company and its Subsidiaries has business relations. In addition and without limiting the generality of the foregoing, except (i) as specifically contemplated or permitted by this Agreement, (ii) as required by applicable Laws, (iii) as set forth in Schedule 6.1 (as it may be updated by agreement of the Company and Parent), or (iv) unless Parent expressly consents in writing in advance (such consent not to be unreasonably withheld, conditioned or delayed, and which consent may be given by e-mail or other electronic transmission), the Company and each of its Subsidiaries agrees that it will:

(a) not do any of the following: (i) sell, assign, transfer, deliver, license or otherwise dispose of any Company Intellectual Property; (ii) create or permit to exist any encumbrance on any Company Intellectual Property; (iii) respond or fail to respond to any communication where such response or failure to respond could adversely affect any Company Intellectual Property (except where Parent fails to provide its prior written consent in accordance with clause (iv) above after being provided with reasonable advance written notice thereof by the Company); (iv) amend or terminate any License Agreement or fail to perform and fulfill its obligations under any License Agreements in accordance with the terms thereof; (v) consent to any assignment of any License Agreements by the licensors thereof; or (vi) agree to do any of the foregoing or take any other action that does or would materially reduce or otherwise materially adversely affect the Company Intellectual Property or cause any representation or warranty set forth in Section 3.18 to become untrue as of the date of such action, including (A) granting or permitting any license of any Company Intellectual Property or (B) failing to diligently process, prosecute and maintain in full force and effect any Company Intellectual Property;

(b) not threaten in writing, initiate, or take any steps towards the commencement of any Action against any third party other than to enforce the Company’s rights to Company Intellectual Property;

(c) not sell, license, mortgage or otherwise encumber or subject to any Lien (other than a Permitted Lien), or otherwise dispose of any, or any interest in any, properties or assets, which are material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole;

(d) not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, stock split or other reorganization of the Company (other than the Merger), declare any dividend or make any payment or distribution to any of the Company’s stockholders, option holders, warrant holders or note holders, change the Company’s certified public accountants, the Company’s fiscal year ending date or any method of accounting or accounting practice by the Company, except for any such change required by reason of a change in GAAP or applicable Law, or amend or waive any provision in the Organizational Documents;

(e) not enter into any non-compete agreements or exclusivity agreements other than non-compete agreements applicable to employees or contractors (who are individuals) of the Company and its Subsidiaries;

(f) not enter into, amend in any material respect or terminate any Material Contract;

(g) not make, except in the ordinary course of business consistent with past practice, any new expenditure or intentionally incur any new Liability resulting in an obligation of the Company or its Subsidiaries, on a consolidated basis, in excess of $250,000 for each such expenditure or Liability in any calendar month or $750,000 for all such expenditures and Liabilities in the aggregate in any calendar month;

(h) not acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association, or other business organization or division thereof, enter into any joint venture, partnership, collaboration, limited liability company, or operating agreement with any Person or enter into any new line of business;

(i) not increase the amount of any bonus, bonus opportunity, salary or other compensation to any director, officer, member of senior management or employee, except for any such compensation and benefit increases (1) required pursuant to employment and other compensation agreements disclosed in the Company Disclosure Schedule, and (2) awarded as part of the Company’s customary annual performance reviews in accordance with the Company’s past practices, or grant any increase in benefits under any Employee Plan, or amend any existing Employee Plan, or adopt any new Employee Plan except to the extent required by Law or to comply with the Code);

(j) not make or change any election in respect of Taxes or change any Tax accounting period, adopt or request permission of any Tax Authority to change any accounting method in respect of Taxes, enter into any closing agreement in respect of Taxes, settle any claim or assessment in respect of Taxes, surrender or allow to expire any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or make any application for, negotiate or conclude any Tax ruling or arrangement with a Tax Authority, or take (or permit any Subsidiary to take) any such actions with respect to any Subsidiary of the Company, in each case whether or not in connection with the Merger;

(k) not engage in any action that would reasonably be expected to, or fail to take any action the failure of which to take would reasonably be expected to, directly or indirectly, result in a Company Material Adverse Effect or that would reasonably be expected to adversely affect the ability of the Company to consummate the Merger on the terms and conditions of this Agreement, require the consent of any third party in advance of or as a result of the transactions contemplated hereby or require the Company to re-solicit Stockholder Approval for this Agreement and the transactions contemplated hereby, including the Merger, except as otherwise permitted by Section 5.8(a); and

(l) not authorize any of, or commit or agree to take any of, the foregoing actions.

6.2 Antitrust Notification.

(a) Following written notice from Parent to the Company, but no later than five (5) Business Days following the Agreement Date, each of Parent and the Company shall (i) file with the United Stated Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the premerger notification and report form, if any, required or permitted as a result of the Merger and the other transactions contemplated hereby, and shall include any supplemental information requested in connection therewith pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and (ii) make such other filings as are requested by Parent or are necessary or advisable in other jurisdictions in order to comply with all applicable Laws relating to competition, merger control or antitrust and shall promptly provide any supplemental information requested by any applicable Governmental Authority relating thereto (collectively, the “Antitrust Filings”). Any such Antitrust Filing and any supplemental information relating thereto shall be in substantial compliance with the requirements of the HSR Act or such other applicable Laws. To the extent permitted by applicable Law, the parties shall work together and shall furnish to one another such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission which is necessary under the HSR Act or such other applicable Law.

(b) The parties shall use commercially reasonable efforts to obtain any clearance required under the HSR Act or such other applicable Laws for the Merger and the other transactions contemplated hereby, including (i) to secure the expiration or termination of any applicable waiting period under the HSR Act, and, in connection therewith, the parties agree to affirmatively request early termination as part of the filing under the HSR Act; (ii) to resolve any objections asserted with respect to the Merger contemplated hereby raised by any Governmental Authority; and (iii) to prevent the entry of, and to have vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order that would prevent, prohibit, restrict or delay the Closing. The parties shall keep one another apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, the DOJ or any other applicable Governmental Authority and shall comply promptly with any such inquiry or request. The Company and Parent shall each cooperate reasonably with the other in connection with resolving any inquiry or investigation by any Governmental Authority relating to the Antitrust Filings. The Company and Parent shall each give the other reasonable advance notice of, and the opportunity to participate in (directly or through its representatives) any inquiry or investigation by, or any material meeting or conference (whether by telecommunications or in person) with, any Governmental Authority relating to the Antitrust

Filings if, in the reasonable judgment of the party that is subject to the inquiry, investigation, meeting or conference, such participation by the other party is prudent and (based upon the advice of legal counsel) legally permissible.

(c) Notwithstanding anything to the contrary in this Agreement, nothing shall require or be construed to require Parent or any of its Affiliates, in order to obtain any clearance required or successful termination or expiration of any review of any Governmental Authority regarding the Merger or the other transactions contemplated by this Agreement, to (i) sell or hold separate, or agree to sell or hold separate, before or after the Effective Time, any assets, businesses or any interests in any assets or businesses, of Parent or any of its Affiliates or of the Surviving Corporation or any of its subsidiaries (or to consent to any sale, or agreement to sell, by Parent, by the Surviving Corporation or by any of their respective Affiliates of any assets or businesses, or any interests in any assets or businesses), or any change in or restriction on the operation by Parent of any assets or businesses (including any assets or businesses of the Surviving Corporation or any of its subsidiaries), (ii) enter into any agreement or be bound by any obligation that Parent may deem in its sole discretion to have an adverse effect on the benefits to Parent of the Merger, or (iii) initiate or participate in any legal proceeding with respect to any such matters.

(d) In the event that Parent is required, in order to obtain the consent or successful termination or expiration of any review under any Law regarding the Merger or the other transactions contemplated by this Agreement, to take any of the actions set forth in Section 6.2(c) or if such consent, successful termination or expiration has not been obtained within ninety (90) days following the date of Parent filing its Antitrust Filing under any applicable Antitrust Law, Parent shall have the right to abandon its efforts to obtain approval under such Antitrust Law of the Merger and the other transactions contemplated by this Agreement, notwithstanding this Section 6.2. If Parent so elects to abandon its efforts to seek such approval, it shall promptly give notice of such abandonment to the Company.

6.3 Filings and Consents; Further Assurances.

(a) During the Pre-Closing Period, each of Parent, Acquisition Sub and the Company shall, as promptly as practicable, use commercially reasonable efforts to obtain all other necessary Consents from Governmental Authorities and make all other necessary registrations and filings under applicable Law required in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger. Parent, Acquisition Sub and the Company shall act in good faith and reasonably cooperate with the other in connection therewith and in connection with resolving any investigation or other inquiry with respect thereto. To the extent not prohibited by Law, each party to this Agreement shall use commercially reasonable efforts to furnish to each other all information required for any application, notification or other filing to be made pursuant to any Law and/or Company Permit in connection with the transactions contemplated by this Agreement. Each of Parent, Acquisition Sub and the Company shall give the other reasonable prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Authority regarding any such Consent. Neither the Company, on the one hand, nor Parent or any of its Subsidiaries, on the other hand, shall independently participate in any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of any such Consent, investigation or other inquiry without giving Parent or the Company, as the case may be, prior notice of the meeting and discussing with Parent or the Company, as the case may be, the advisability of Parent’s or the Company’s representatives, as the case may be, participating in such meeting or conversation.

(b) The Company shall use commercially reasonable efforts to obtain all Consents from third parties that are set forth in Section 3.6 of the Company Disclosure Schedule (“Company Third Party Consents”). Parent and Acquisition Sub shall use their commercially reasonable efforts to obtain all Consents from third parties that are required for the consummation of the Merger.

(c) Section 280G Stockholder Approval. Prior to the Closing Date or at such other time as agreed by the Company and Parent, the Company shall submit to a vote of the stockholders of the Company, in a manner reasonably satisfactory to Parent, the right of any “disqualified individual” (as defined in section 280G(c) of the Code) to receive any and all payments, benefits or other compensation (collectively, the “280G Payments”) contingent on the consummation of the transactions contemplated by this Agreement (within the meaning of section 280G(b)(2)(A)(i) of the Code) to the extent necessary so that no payment, benefit or other compensation received by such “disqualified individual” would be a “parachute payment” under section 280G(b) of the Code, in a manner that satisfies the stockholder approval requirements under section 280G(b)(5)(B) of the Code and regulations promulgated thereunder (the “280G Approval”). Consistent with section 280G(b)(5) and the regulations promulgated thereunder, such vote shall establish the right of the “disqualified individual” to the payment, benefit or other compensation being submitted to such vote. In addition, before the vote is submitted to the stockholders of the Company, the Company shall provide adequate disclosure to all of the stockholders entitled to vote, as determined under Section 280G, of all material facts concerning all payments, benefits or other compensation that, but for such vote, could be deemed “parachute payments” to a “disqualified individual” under section 280G of the Code in a manner that satisfies section 280G(b)(5)(B)(ii) of the Code and regulations promulgated thereunder. Parent and its counsel shall have the right and a reasonable opportunity to review and comment on all documents to be delivered to the stockholders entitled to vote in connection with such 280G Approval. The Company shall secure waivers of any indemnification provisions in any agreements with disqualified individuals to the extent such provision indemnifies any such disqualified individuals in the event that any payments that would be deemed to be “parachute payments” (within the meaning of Section 280G of the Code) are not paid to such disqualified individual.

6.4 Directors’ and Officers’ Liability Insurance; Assumption of Indemnification Agreements.

(a) Pursuant to the provisions of its Certificate of Incorporation and by-laws, Parent shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless the present and former officers, directors, employees or agents (including as a fiduciary with respect to an employee benefit plan) of the Company, any of its Subsidiaries or any of their respective predecessors (the “Indemnified D&Os”) in respect of acts or omissions occurring while the Indemnified D&Os are officers, directors, employees or agents to the same extent as is provided under the Organizational Documents as of the Agreement Date. Neither Parent nor the Surviving Corporation will amend, repeal or modify such provisions in any manner that would adversely affect the rights thereunder of such persons; provided, that, such indemnification shall be subject to any limitation imposed from time to time under applicable Law.

(b) Prior to the Effective Time, Parent shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage and employment practices liability insurance coverage in a form reasonably acceptable to the Company that shall provide the members of the Company Board and the Company’s officers with coverage for six (6) years following the Effective Time of not less than the existing coverage and have other terms not materially less favorable to the insured persons than the Company’s directors’ and officers’ liability insurance coverage maintained by the Company at that time; provided, however, without Parent’s agreement, Parent shall not be required to pay an aggregate cost for such endorsement greater than two times (the “D&O Cap”) the annual premium at the time of purchase; and provided further, however, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the D&O Cap, Parent shall only be required to obtain as much coverage as can be obtained by paying an annual premium no greater than the D&O Cap.

(c) Parent shall assume, undertake, and agree to pay, perform, fulfill and discharge, from and after the Effective Time, the obligations of every nature of the Company under any indemnification agreements set forth in Section 3.17 of the Company Disclosure Schedule in accordance with the terms and conditions thereof.

(d) The provisions of this Section 6.4 shall survive consummation of the Merger and are expressly intended to benefit each of the Indemnified D&Os (or any of their heirs or representatives) who are entitled to indemnification by the Company as of the Agreement Date.

6.5 Insurance. The Company shall use commercially reasonably efforts to keep all insurance policies currently in effect, or comparable replacements therefor, in full force and effect through the Effective Time and to cause such insurance policies to be in full force and effect immediately following the Effective Time.

6.6 Employee Benefits.

(a) Parent and the Surviving Corporation shall ensure that each employee of the Company and its Subsidiaries who continues employment with Parent, the Surviving Corporation, or any of their respective Subsidiaries, effective as of the Closing Date, shall receive (i) salary and commission compensation for not less than twelve (12) months following the Closing Date that is at least as favorable to such employee as the salary compensation provided to such employee by the Company and its Subsidiaries prior to the Closing Date, and (ii) bonus compensation and employee benefits (including equity-based compensation) equivalent to the bonus compensation and employee benefits provided to similarly situated employees of Parent, subject to applicable Law. All employees of the Company and its Subsidiaries who continue employment with Parent or the Surviving Corporation, or any of their respective Subsidiaries, as applicable, at the Closing are hereinafter referred to as the “Continuing Employees”.

(b) Parent shall use commercially reasonable efforts to, or shall cause the Surviving Corporation to use commercially reasonable efforts to, (i) provide that for purposes of eligibility to participate and vesting in benefits and benefit accruals in the case of paid time-off, the Continuing Employees will be credited with their years of service with the Company and its Subsidiaries and any predecessors thereof, but only to the extent such service was taken into account for comparable purposes under the applicable Employee Plans prior to the Closing Date, (ii) provide that the eligibility of the Continuing Employees to participate in any welfare benefit plan or program of the Company, Parent or their respective Subsidiaries, as applicable, will not, subject to the terms of the applicable plans and applicable Law, be subject to any eligibility waiting periods, evidence of insurability requirements or pre-existing condition limitations (to the extent such limitations did not apply to a pre-existing condition under the applicable Employee Plans prior to the Closing Date) and (iii) provide that each Continuing Employee will be given credit for all amounts paid by such Continuing Employee under any similar benefit plan for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by Parent, Surviving Corporation, or any of their respective subsidiaries for the plan year in which the Closing Date occurs.

(c) Parent shall provide COBRA continuation coverage to all individuals who are M&A qualified beneficiaries (within the meaning assigned to such term under Q&A-4 of Treasury regulation Section 54.4980B-9) with respect to the transactions contemplated by this Agreement for the duration of the period to which such individuals are entitled to such coverage.

(d) Nothing contained in this Section 6.6 shall create any rights of any nature or kind whatsoever in any Continuing Employee or any other officer, contractor or employee or former officer, contractor or employee (including any beneficiary or dependent thereof) of the Company and its Subsidiaries in respect of continued employment for any specified period. This Section 6.6 shall inure exclusively to the benefit of and be binding upon the parties hereto and their respective successors, assigns, executors and legal representatives. Nothing in this Section 6.6, express or implied: (i) is intended to confer on any Person (including any Continuing Employee) other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement; (ii) shall require the Surviving Corporation or Parent or either of its Subsidiaries to employ any individual for any specific period of time; or (iii) shall constitute an amendment to any employee benefit plan or program.

6.7 Tax Matters.

(a) Conduct of Business. During the Pre-Closing Period, neither the Company nor any of its Subsidiaries shall make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, file any amended Tax Return, surrender any refund claim, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, except with the prior written consent of Parent, which shall not be unreasonably withheld.

(b) Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be paid by the Company Holders when due, and the Company Holders will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law, Parent will join in the execution of any such Tax Returns and other documentation. At Parent’s discretion, the amount paid to any Person pursuant to this Agreement will be reduced by the amount of Taxes payable by such Person pursuant to this Section 6.7(b). Any amount so withheld will be promptly remitted to the appropriate Tax Authority.

(c) Tax Returns. During the Pre-Closing Period, the Company shall, and shall cause each of its Subsidiaries to, timely file (or cause to be timely filed) all of its Tax Returns as they become due (taking all valid extension requests into account), all such Tax Returns to be true, correct and complete in all material respects, and the Company shall, and shall cause each of its Subsidiaries to, timely pay and discharge as they become due and payable all Taxes (other than Taxes contested in good faith by the Company in appropriate proceedings), assessments and other governmental charges or levies imposed upon it or its income or any of its property as well as all claims of any kind (including claims for labor, materials and supplies) that, if unpaid, may by Law become a lien or charge upon its properties. During the Pre-Closing Period, the Company will remain in compliance with all terms and conditions of any Tax exemption, Tax holiday, or other Tax credit or Tax reduction agreement, approval, or order of any Tax Authority, and will not take any action that would have any adverse effect on the validity or effectiveness of any such Tax exemption, Tax holiday or other Tax credit or reduction agreement or order or otherwise result in the termination or recapture of any grant, Tax subsidy, Tax rate reduction, Tax credit, or other Tax incentive under such an agreement.

(d) Cooperation on Tax Matters. The Company (and after the Closing, the Representative) and Parent shall cooperate fully, as and to the extent reasonably requested by the other, in connection with the preparation and filing of any Tax Return, any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and, upon such a party’s request, the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and within such party’s possession and reasonable access to employees on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent and the Company (to the extent applicable) agree to (i) retain all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any Pre-Closing Tax Period, and to abide by all record retention agreements entered into with any Governmental Authority and (ii) use commercially reasonable efforts to give the other party reasonable written notice prior to destroying or discarding any such books and records and, if the other party so requests, Parent and the Representative, as the case may be, shall allow the other party to take possession of such books and records.

(e) Tax Certificates. Parent and the Company (and after the Closing, the Representative) agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or customer of the Company or any of its Subsidiaries or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including but not limited to with respect to the transactions contemplated by this Agreement).

(f) Tax Contests. Notwithstanding any of the foregoing, following the Closing, the provisions of Section 10.4 with respect to Third Party Claims shall govern with respect to any Tax audit or other Tax contest relating to the Company or any of its Subsidiaries if such Tax audit or Tax contest could give rise to an obligation on the part of the Company Holders to indemnify hereunder.

(g) Allocation. For purposes of this Section 6.7, in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax related to the portion of such Tax period ending on and including the Closing Date shall (i) in the case of any Taxes other than gross receipts, sales or use Taxes and Taxes based upon or related to income, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction, the numerator of which shall be the number of days in the Tax period ending on and including the Closing Date and the denominator of which shall be the number of days in the entire Tax period, and (ii) in the case of any Tax based upon or related to income and any gross receipts, sales or use Tax, be deemed equal to the amount that would be payable if the relevant Tax period ended on and included the Closing Date. All determinations necessary to give effect to the allocation set forth in the foregoing clause (ii) shall be made in a manner consistent with the prior practice of the Company and its Subsidiaries.

(h) Tax Refunds. If the Company is entitled to a refund or credit of income Taxes for any period ending prior to the Closing Date that is attributable to the carryback of losses, credits or similar items of the Company from any period beginning after the Closing Date and if the refund or credit is paid to Parent prior to the Escrow Termination Date, Parent shall forward the amount of such refund to the Escrow Agent for distribution to the Company Holders promptly after receipt, together with interest or other amount received in connection therewith.

6.8 Allocation Certificate. At least five (5) Business Days prior to the Closing Date, the Company shall deliver to Parent a certificate (the “Allocation Certificate”) of the Company signed by the Representative (on behalf of the Company Holders) and by the Chief Financial Officer of the Company certifying as to the accuracy and completeness, in each case as of the Closing, of:

(a) the Company’s calculation of all of the amounts used to calculate (and a calculation of each of) the Closing Payment, Closing Payment Reduction Amount, Closing Option/Warrant Amount, Fully Diluted Common Share Number, Fully-Diluted Preferred Shares, Per Share Common Closing Payment, Per Share Common Escrow Payment, Per Share Common Reimbursement Payment, Per Share Common Working Capital Payment, Per Share Preferred Closing Payment, Per Share Preferred Escrow Payment, Per Share Preferred Reimbursement Payment, Per Share Preferred Working Capital Payment, and any withholding obligations that apply to any payments;

(b) the identity and mailing address of each Company Holder, indicating (i) the number and type of Company Shares held by each such holder; (ii) (A) the number of Company Shares subject to Company Options held by such holder and (B) the exercise prices and extent vested thereof, (iii) (A) the number of any type of Company Shares subject to Company Warrants held by such holder and (B) the exercise prices and extent vested thereof, and (iv) (A) the number of any type of Company Shares subject to any other securities of the Company held by such holder and (B) the exercise prices and extent vested thereof; and

(c) the amount of (i) the Closing Payment to be paid to each Company Holder; (ii) each Company Holder’s portion of any Working Capital Surplus, expressed as a percentage, (iii) each Company Holder’s portion of the Escrow Consideration, expressed as a dollar amount and as a percentage; (iv) the portion of the Merger Consideration payable to each Company Holder without reduction for such Company Holder’s portion of the Escrow Consideration; and (iv) any required withholdings (if any) from each such amount with respect to each Company Holder. Any portion of the Closing Payment and Working Capital Surplus to be paid to holders of Company Options shall be shown separately so as to allow the parties to determine the amounts to be paid by Parent and the amount to be paid by the Paying Agent.

6.9 Company Options and Company Warrants. The Company shall use commercially reasonable efforts to ensure that all Company Warrants and Company Options shall have been (i) exercised in full in accordance with their terms and the exercise price with respect thereto paid to the Company, (ii) terminated or expired no later than the Effective Time in accordance with their terms and/or (iii) converted solely into the right to receive the payments with respect thereto set forth in this Agreement, such that, as of immediately following the Effective Time, there will be no Company Warrants or Company Options outstanding (whether or not vested).

6.10 Pay-Off Letters. The Company shall use commercially reasonable efforts to cause the lenders of the Company and each Subsidiary, other than with respect to the Loan Amount, to prepare and deliver to the Company and Parent the Pay-Off Letters in a form reasonably acceptable to Parent no later than three (3) Business Days prior to the Closing Date, which Pay-Off Letters shall be updated, as necessary, on the Closing Date to specify the aggregate amount of Indebtedness outstanding thereunder as of the Closing Date. For the avoidance of doubt, to the extent that any convertible notes will not be converted into equity securities of the Company prior to or at the Effective Time in accordance with the terms and conditions of such notes, all amounts outstanding thereunder will be included as Company Indebtedness in the Closing Payment Reduction Amount, and upon payment by Parent of such amounts outstanding to the holders of such notes, no portion of the notes will remain convertible into equity securities of the Company.

6.11 Notice of Certain Events. During the Pre-Closing Period, each party hereto shall promptly notify the other parties hereto of (a) any event, condition, fact, circumstance, occurrence, transaction or other item of which such party becomes aware that would constitute a violation or breach by such party of this Agreement (or a breach by such party of any representation or warranty made by it contained herein) or, if the same were to continue to exist as of the Closing Date, would constitute the non-satisfaction of any of the conditions to the other party’s obligation to consummate the Merger set forth in Article VII hereof, and (b) any event, condition, fact, circumstance, occurrence, transaction or other item of which such party becomes aware which would have been required to have been disclosed by such party pursuant to the terms of this Agreement had such event, condition, fact, circumstance, occurrence, transaction or other item existed as of the Agreement Date; provided that, no such update shall be deemed to supplement or amend the Company Disclosure Schedule for the purpose of determining the accuracy of any of the representations and warranties made by the Company in this Agreement, including for purposes of Article VII or Article X hereof; and provided further, however, that any breach of this Section 6.11, to the extent relating to a breach of representation and warranty, shall be treated as breach of such representation and warranty (and not a breach of a covenant) for purposes of Article X.

ARTICLE VII

CONDITIONS PRECEDENT TO THE MERGER

7.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. This Agreement and the Merger and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the stockholders of the Company in accordance with the terms of the DGCL, the Organizational Documents and, if applicable, California Law.

(b) Governmental Consents. All Consents of, or declarations or filings with, any Governmental Authority required to be obtained or made in order to consummate the Merger, if any, shall have been obtained or made.

(c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Judgment (whether temporary, preliminary or permanent) issued by any Court of competent jurisdiction or other legal restraint or prohibition shall be in effect which prevents the consummation of the Merger, nor shall any proceeding brought by or before any Governmental Authority seeking any of the foregoing be pending, and there shall not be any action taken, or any Law or Judgment enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

(d) Certificate of Merger. Prior to the Effective Time and following the satisfaction or waiver of all of the other conditions set forth in this Article VII, the Certificate of Merger shall be accepted for filing with the Secretary of State of the State of Delaware.

7.2 Additional Conditions to Obligations of Parent and Acquisition Sub. The obligations of Parent and Acquisition Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement that are qualified as to materiality (including in the definition of Company Material Adverse Change) shall be true and correct, and all other representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the Agreement Date and the Closing Date (as qualified by the Company Disclosure Schedules) with the same effect as though made as of the Agreement Date and the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date.

(b) Agreements and Covenants. The Company shall have performed or complied, in all material respects, with each obligation, agreement and covenant to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Consents. Each of the Company Third Party Consents set forth in Schedule 7.2(c) (as it may be updated by agreement of the Company and Parent) shall have been received in form and substance reasonably acceptable to the Parent.

(d) Resignations. Parent shall have received copies of the resignations, effective as of the Closing, of each officer of the Company and each of its Subsidiaries and each member of the Company Board and the board of directors or similar body of each of its Subsidiaries (other than any such resignations which Parent designates, by written notice to the Company, as unnecessary).

(e) Officer’s Certificate. The Company shall have delivered to Parent a certificate of the President and Chief Executive Officer of the Company, dated as of the Closing Date, certifying that the conditions set forth in Sections 7.1(a) and (c), and 7.2(a), (b), (l) and (p) have been satisfied.

(f) Allocation Certificate. The Company shall have delivered to Parent the Allocation Certificate pursuant to Section 6.8.

(g) Secretary’s Certificate. The Company shall have delivered to Parent a certificate of the Company executed by the Secretary of the Company, dated as of the Closing Date, certifying the following: (i) the resolutions of the Board of Directors of the Company authorizing the execution, delivery and performance this Agreement and the Related Agreements and the transactions contemplated hereby and thereby; (ii) the resolutions of the Voting Holders authorizing the execution, delivery and performance this Agreement and the Related Agreements and the transactions contemplated hereby and thereby; (iii) the Organizational Documents of the Company and each of its Subsidiaries, and (iv) an incumbency certificate with the name, title, incumbency and signatures of the officers authorized to execute the agreements and other documents required to be delivered by the Company or any of its Subsidiaries in connection with the Closing pursuant to this Agreement.

(h) Good Standing Certificates. The Company shall have delivered to Parent with respect to the Company, a certificate of good standing from the Secretary of State of the State of Delaware and any other jurisdictions in which it is qualified, and with respect to each of the Company’s Subsidiaries, a certificate of good standing from its jurisdiction of incorporation or formation and any other jurisdictions in which it is qualified.

(i) [Reserved].

(j) Closing Statement. The Parent shall have received the Preliminary Closing Statement from the Company.

(k) FIRPTA Statement. The Company shall have delivered a properly executed statement, dated as of the Closing Date, in a form reasonably acceptable to Parent, conforming to the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h).

(l) No Material Adverse Change. No event, occurrence, change, effect or condition of any character shall have occurred that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Company Material Adverse Change other than an Excluded Company Material Adverse Change.

(m) Escrow Agreement. The Representative shall have delivered to Parent a fully executed Escrow Agreement.

(n) Paying Agent Agreement. The Representative shall have delivered to Parent a fully executed Paying Agent Agreement.

(o) Stockholder Approval at a Stockholder Meeting. In the event the Company is required under Delaware Law or California Law to obtain the approval, re-approval or ratification of this Agreement or any amendment to this Agreement by the Company’s stockholders at any time prior to the Effective Time, the Company shall have complied in all respects with Section 5.8(b) and such additional stockholder approval shall have been obtained.

(p) No Dissenter’s Rights. The number of Dissenting Shares shall not exceed 5% of the aggregate number of Company Shares outstanding on the Closing Date on an as-converted basis.

(q) Company Options and Company Warrants. All Company Options and Company Warrants shall have been (i) exercised in full in accordance with their terms and the exercise price with respect thereto paid to the Company, (ii) terminated or expired no later than the Effective Time in accordance with their terms and/or (iii) converted solely into the right to receive the payments with respect thereto set forth in this Agreement, in each case to the reasonable satisfaction of the Parent, such that as of immediately following the Effective Time there are no Company Warrants or Company Options outstanding (whether or not vested).

(r) Waivers. The Company shall have secured waivers of any indemnification provisions in any agreements with disqualified individuals pursuant to Section 6.3(c).

7.3 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Acquisition Sub set forth in this Agreement that are qualified as to materiality shall be true and correct, and all other representations and warranties of Parent and Acquisition Sub set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the Agreement Date and the Closing Date (as qualified by the Parent Disclosure Schedule, if any) with the same effect as though made as of the Agreement Date and the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date.

(b) Agreements and Covenants. Each of Parent and Acquisition Sub shall have performed or complied, in all material respects, with each obligation, agreement and covenant to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Parent Officer’s Certificate. Parent shall have delivered to the Company a certificate of the President or Chief Executive Officer of Parent, dated as of the Closing Date, certifying that the conditions set forth in Sections 7.1(c), 7.3(a) and (b) have been satisfied.

(d) Acquisition Sub Officer’s Certificate. Acquisition Sub shall have delivered to the Company a certificate of the President or Chief Executive Officer of Acquisition Sub, dated as of the Closing Date, certifying that the conditions set forth in Sections 7.3(a) and (b) have been satisfied.

ARTICLE VIII

TERMINATION AND EXPENSES

8.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding the Stockholder Approval:

(a) By mutual written consent duly authorized by the Company Board and the Parent;

(b) By either Parent or the Company if the Merger shall not have been consummated on or before the date (the “Outside Date”) thirty (30) Business Days after the Agreement Date; provided, however, that if the Merger shall not have been consummated solely due to any Consent from any Governmental Authority necessary for the consummation of the Merger not having been received, then, unless Parent gives notice under Section 6.2(d) that it is abandoning its efforts to seek approval under applicable Law relating to any Antitrust Filings, such date shall be extended until such approvals are obtained, but in any event, not more than ninety (90) days after the date that would otherwise be the Outside Date; and provided further, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

(c) By either Parent or the Company, if (i) a Court or Governmental Authority shall have issued a Judgment or taken any other action, in each case, which has become final and non-appealable and which restrains, enjoins or otherwise prohibits or prevents the Merger; or (ii) there shall have been any Law enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Authority that would make the consummation of the Merger illegal; or (iii) Parent gives notice under Section 6.2(d) that it is abandoning its efforts to seek approval under applicable Law relating to any Antitrust Filings;

(d) By Parent, if neither Parent nor Acquisition Sub is in material breach of any its obligations under this Agreement, and if the Company shall have breached in any material respect any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition contained in Section 7.1 or 7.2, and (i) is incapable of being cured, or (ii) if capable of being cured is not cured within the earlier of ten (10) Business Days following notice of such breach and the Outside Date;

(e) By the Company, if it is not in material breach of any of its obligations under this Agreement, and if Parent or Acquisition Sub shall have breached in any material respect any of its representations or warranties or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement, which breach or failure to perform would render unsatisfied any condition contained in Section 7.1 or 7.3, and (i) is incapable of being cured, or (ii) if capable of being cured is not cured within the earlier of ten (10) Business Days following notice of such breach and the Outside Date;

(f) By Parent if the Company shall breach (x) Section 5.8(b) (Stockholder Meeting) and such breach has not been cured within 48 hours of notice by Parent of such breach or (y) Section 5.12 (Acquisition Proposals);

(g) By Parent if there is a Company Material Adverse Change other than an Excluded Company Material Adverse Change; or

(h) By Parent if Corporate Stockholder Approval has not been obtained and delivered to Parent by the deadline set forth in Section 5.8 of this Agreement.

8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement (other than as set forth in this Section 8.2 and the confidentiality provisions of Section 5.9, which shall survive such termination) will forthwith become void, and there will be no Liability on the part of Parent, Acquisition Sub, the Company or the Company Holders or any of their respective officers or directors to the other under this Agreement and all rights and obligations hereunder of any party hereto will cease, except that (i) no party shall be relieved of any Liability arising from any willful breach by such party of any provision of this Agreement and (ii) the rights of either party to compel specific performance by the other party of its respective obligations under this Agreement shall not be impaired. Notwithstanding the termination of this Agreement, the Loan Documents will remain in full force and effect in accordance with their terms.

8.3 Expenses. Notwithstanding anything to the contrary herein, all filing fees for Antitrust Filings under Antitrust Laws shall be paid by Parent or the Surviving Corporation. In the event the Merger is not consummated, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement, including all legal, accounting, tax and financial advisory, consulting, investment banking and all other fees and expenses of third Persons shall be the obligation of the party incurring such fees and expenses.

ARTICLE IX

REPRESENTATIVE

9.1 Authorization of the Representative; Inability to Perform.

(a) Each Company Holder, by its approval of this Agreement and/or its execution and delivery of a Letter of Transmittal or an Option Cancellation Agreement, makes, constitutes and appoints the Representative such Person’s true and lawful attorney-in-fact for and in such Person’s name, place, and stead and for its use and benefit, to prepare, execute, certify, acknowledge, swear to, file, deliver, or record any and all agreements, instruments or other documents, and to take any and all actions, that are within the scope and authority of the Representative provided for in this Section 9.1. The grant of authority provided for in this Section 9.1 is coupled with an interest and is being granted, in part, as an inducement to the parties hereto to enter into this Agreement and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Company Holder and shall be binding on any successor thereto and shall survive the payment of all or any portion of the Escrow Fund.

(b) By virtue of the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, by the Company Holders, and/or by virtue of the execution and delivery of a Letter of Transmittal or an Option Cancellation Agreement by the Company Holders, each Company Holder shall be deemed to have agreed to appoint the Representative as its agent and attorney-in-fact for and on behalf of the Company Holders in connection with, and to facilitate the consummation of the transactions contemplated by, this Agreement and any other Related Agreements, and in connection with the activities to be performed on behalf of the Company Holders under this Agreement, for the purposes and with the powers and authority hereinafter set forth in this Article IX, which shall include the full power and authority:

(i) to take such actions and to execute and deliver such amendments, modifications, waivers and consents in connection with this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby as the Representative, in his reasonable discretion, may deem necessary or desirable to give effect to the intentions of this Agreement and the Related Agreements;

(ii) as the agent of the Company Holders, to enforce and protect the rights and interests of the Company Holders arising out of or under or in any manner relating to this Agreement and each other Related Agreement and, in connection therewith, to: (A) resolve all questions, disputes, conflicts and controversies concerning (1) any adjustments to the Merger Consideration following the Effective Time pursuant to Section 2.17 (Working Capital Adjustment), (2) the payment (or non-payment) of any Escrow Consideration and (3) indemnification claims pursuant to Article X; (B) employ such agents, consultants and professionals, to delegate authority to his agents, to take such actions and to execute such documents on behalf of the Company Holders in connection with Article II and Article X as the Representative, in his reasonable discretion, deems to be in the best interest of the Company Holders; (C) assert or institute any Claim, Action or investigation; (D) investigate, defend, contest or litigate any Action initiated by Parent or the Surviving Corporation, or any other Person, against the Representative, and receive process on behalf of any or all Company Holders in any such Claim, Action or investigation and compromise or settle on such terms as the Representative shall determine to be appropriate, give receipts, releases and discharges on behalf of all of the Company Holders with respect to any such Claim, Action or investigation; (E) file any proofs, debts, claims and petitions as the Representative may deem advisable or necessary; (F) settle or compromise any Claims asserted under Article II or Article X; (G) assume, on behalf of all of the Company Holders, the defense of any Claim that is the basis of any claim asserted under Article II or Article X; and (H) file and prosecute appeals from any decision, Judgment or award rendered in any of the foregoing Claims, Actions or investigations, it being understood that the Representative shall not have any obligation to take any such Actions, and shall not have liability for any failure to take such any action;

(iii) to enforce payment of any other amounts payable to the Company Holders, in each case on behalf of the Company Holders, in the name of the Representative;

(iv) to waive or refrain from enforcing any right of the Company Holders or any of them arising out of or under or in any manner relating to this Agreement or any other Related Agreement; and

(v) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Representative, in his sole and absolute direction, may consider necessary or proper or convenient in connection with or to carry out the activities described in paragraphs (i) through (iv) above and the transactions contemplated by this Agreement and the other Related Agreements.

(c) The Company Holders who immediately prior to the Effective Time held at least a majority of the outstanding Company Shares (on a fully-diluted basis) held by all Company Holders (the “Majority Effective Time Holders”) may, in their sole discretion, upon 30 days’ prior written notice to Parent, remove the Representative from such position. In the event the Representative becomes unable to perform his responsibilities hereunder or resigns or is removed from such position, the Majority Effective Time Holders shall select another representative to fill the vacancy of the Representative, and such substituted representative shall be deemed to be a Representative for all purposes of this Agreement and the documents delivered pursuant hereto.

(d) Parent and the Surviving Corporation shall be entitled to rely exclusively upon the communications of the Representative relating to the foregoing as the communications of the Company Holders. None of Parent or the Surviving Corporation shall be held liable or accountable in any manner for any act or omission of the Representative in such capacity.

9.2 Representative Reimbursement Set-Aside. The Representative Reimbursement Set-Aside shall be held by the Representative in a segregated interest bearing account for the benefit of the Company Holders for reimbursements payable to the Representative under this Section 9.2. Any portion of the Representative Reimbursement Set-Aside originally deposited with the Representative at the Closing that has not been utilized by the Representative pursuant to the terms of this Agreement on or prior to the Escrow Termination Date or, if later, the date on which all indemnification claims of Indemnified Persons outstanding at the Escrow Termination Date have been discharged in full, shall be distributed by the Representative in accordance with Sections 2.10, 2.13 and 2.14.

9.3 Compensation; Exculpation.

(a) Upon approval of a majority in interest of the Company Holders who hold Preferred Stock (calculated on an as-converted basis) prior to the Effective Time, or upon approval of a majority in interest of the Company Holders who are beneficiaries in the Escrow Fund after the Effective Time, the Representative may be paid a fee, commission or other compensation by the Company Holders for the performance of service hereunder on such terms and conditions as may be agreed by the Representative and such Company Holders.

(b) In dealing with this Agreement and any instruments, agreements or documents relating thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Representative hereunder or thereunder (i) the Representative shall not assume any, and shall incur no, responsibility whatsoever while acting in good faith to any Company Holder by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with this Agreement or any other Related Agreement, unless by the Representative’s gross negligence or willful and intentional misconduct, and (ii) the Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Representative pursuant to such advice shall in no event subject the Representative to liability to any Company Holder unless by the Representative’s gross negligence or willful and intentional misconduct. Except as set forth in the previous sentence, notwithstanding anything to the contrary contained in this Agreement, the Representative, in his role as Representative, shall have no liability whatsoever to Parent or the Surviving Corporation or any other Person.

(c) All of the immunities and powers granted to the Representative under this Agreement shall survive until the termination of this Agreement.

(d) The adoption of this Agreement and the Stockholder Approval of the transactions contemplated hereby, including the Merger, shall also be deemed to constitute approval of all arrangements relating to the transactions contemplated hereby and to the provisions hereof binding upon the holders of Voting Holders, including this Section 9.3.

ARTICLE X

INDEMNIFICATION

10.1 General Indemnification.

(a) Subject to the limitations set forth in this Article X, each Company Holder shall, from and after the Closing Date, severally and not jointly (based on the proportion of the Merger Consideration that has been received by such Company Holder under this Agreement bears to the total Merger Consideration that has been received by all Company Holders under this Agreement), indemnify, defend and hold harmless from and after the Closing Date, Parent, Acquisition Sub and the Surviving Corporation and each of their respective present and former officers, directors, employees, agents, representatives, assigns, successors and Affiliates (each, an “Indemnified Party” and collectively the “Indemnified Parties”), against any and all Liabilities, losses, claims, damages (including solely with respect to Third Party Claims and not with respect to any other claims, punitive, special, consequential, “lost profits”, diminution in value, exemplary or similar damages claimed by such third Person), causes of action, lawsuits, administrative proceedings (including informal proceedings), investigations, audits, demands, assessments, adjustments, Judgments, settlement payments, deficiencies, Taxes, penalties, fines and costs and expenses (including reasonable attorneys’ fees and disbursements of every kind, nature and description) (collectively, “Damages”), related to or arising, directly or indirectly, out of or caused by any of the following:

(i) the failure of any representation or warranty of the Company set forth herein to be true and correct in all respects as of the Agreement Date and as of the Closing Date (in each case as qualified by the Company Disclosure Schedules) or the failure of any representation or warranty of the Company set forth in any certificate, document or other instrument delivered by or on behalf of the Company pursuant to Section 7.2 to be true and correct in all respects, disregarding for purposes of this Section 10.1(a)(i) all knowledge, materiality and similar qualifications contained therein for purposes of calculating Damages but not for purposes of determining whether an inaccuracy or breach has occurred;

(ii) any failure or refusal by the Company (prior to the Effective Time) or the Representative (after the Effective Time) to fully satisfy, comply with or perform any covenant or agreement contained in this Agreement or in any certificate, document or other instrument delivered pursuant to Section 7.2 of this Agreement required to be performed by the Company (prior to the Effective Time) or the Representative (after the Effective Time);

(iii) any Dissenting Share Payments;

(iv) the failure of any item set forth in the Allocation Certificate to be accurate, true and correct in all respects as of the Closing (or if updated by the Representative following Closing as required by Section 2.13(b) or Section 2.14(b), as of the time of such update);

(v) any Taxes of the Company attributable to any Pre-Closing Tax Period (to the extent such Taxes exceed the aggregate amount accrued in the calculation of Working Capital for Taxes attributable to any Pre-Closing Tax Period);

(vi) regardless of any disclosure on the Company Disclosure Schedules or any action taken with respect to a shareholder vote in accordance with Section 6.3(c) of this Agreement, the treatment as an “excess parachute payment” (within the meaning of Code Section 280G(b)) of any payment made by the Company on or prior to the Closing Date or otherwise required to be paid pursuant to a written or oral contract or agreement or otherwise by Parent, the Company, the Surviving Corporation or their respective Affiliates before, on or after the Closing Date, including, without limitation, any portion of the Merger Consideration;

(vii) the failure of the Company to have obtained, prior to the Effective Time, the exclusive right to develop, manufacture, perform, sell and commercialize any Commercial Product being developed, planned, manufactured, sold, performed or commercialized by the Company or any of its Subsidiaries as of the Effective Time, subject to any limitations contained in any license agreement listed in the Company Disclosure Schedules, free from any claim, demand, liability or obligation arising from or in connection with the assertion of infringement or misappropriation of Intellectual Property rights by any third party against the Indemnified Parties; or

(viii) any Change of Control Payments, including any payments made following the Closing, that were not included in the Closing Payment Reduction Amount.

(b) Subject to Section 10.2, the Escrow Funds shall be available to reimburse the Indemnified Parties for any Damages for which they are entitled to be indemnified pursuant to this Section 10.1. Notwithstanding anything in this Agreement to the contrary, only Parent shall be entitled to directly enforce any indemnification rights of any Indemnified Parties that they may be entitled to hereunder.

10.2 Limitations of Indemnification Obligations.

(a) Deductible. There shall be no liability for indemnification under Section 10.1(a)(i) unless the aggregate amount of Damages thereunder exceeds the Deductible, at which time the Indemnified Parties will be entitled to indemnification for only the amount of such Damages that exceed the Deductible; provided, however, that the Deductible shall not apply to:

(i) any Claims for actual fraud with intent to deceive or intentional misrepresentation;

(ii) any Claims arising out of the misrepresentation, breach or inaccuracy of any representation or warranty made by the Company in Section 3.1 (Organization, Good Standing, Qualification and Power), Section 3.2 (Subsidiaries), Section 3.4 (Capitalization), Section 3.5 (Authorization; Binding Obligation) or Section 3.24 (Brokers) (collectively, the “Fundamental Representations”); or

(iii) any Claims arising out of the misrepresentation, breach or inaccuracy of any representation or warranty made by the Company in Section 3.15 (Employment and Benefit Matters); Section 3.21 (Environmental Matters) or Section 3.22 (Tax Liabilities) (collectively, the “Special Representations” and, together with the Fundamental Representations, the “Specified Representations”).

(b) Sole and Exclusive Remedy; Recourse Against Escrow Funds and in Excess of Escrow Funds. The rights of Indemnified Parties to assert Claims against the Escrow Fund held in escrow pursuant to the Escrow Agreement shall, from and after the Closing, be the sole and exclusive remedies for money damages of Indemnified Parties for any Claims pursuant to Article X or otherwise under this Agreement and no Company Holder shall have any liability in excess of its portion of the Escrow Consideration, except as follows:

(i) for causes of action by the Indemnified Parties seeking equitable relief pursuant to Section 11.7 hereof;

(ii) in the case of Claims against a Person for such Person’s own actual fraud with intent to deceive or intentional misrepresentation;

(iii) in the case of Claims arising out of the misrepresentation, breach or inaccuracy of any Special Representations, the maximum aggregate Damages payable by each Company Holder shall be limited to twenty-five percent (25%) of the Merger Consideration received by such Company Holder under this Agreement; or

(iv) in the case of Claims arising out of the misrepresentation, breach or inaccuracy of any Fundamental Representations or any representation, warranty or covenant contained in the Letter of Transmittal and/or Option Cancellation Agreement delivered by such Company Holder pursuant to this Agreement, the maximum aggregate Damages payable by each Company Holder shall be limited to the Merger Consideration received by such Company Holder under this Agreement.

10.3 Survival and Expiration of Representations and Warranties.

(a) The representations and warranties of the Company in this Agreement or in any other agreement, exhibit, schedule, certificate, instrument or other writing delivered by or on behalf of the Company pursuant to this Agreement shall survive the Closing until the Escrow Termination Date; provided, however, that each of the Specified Representations shall survive the Closing until sixty (60) days following the expiration of the applicable statute of limitations (including any extension thereof) with respect thereto. The date upon which any representation or warranty shall terminate is referred to herein as the “Survival Date.” Any Claim for indemnification in accordance with this Article X must be made prior to the end of the applicable Survival Date. Upon expiration of such Survival Date, Indemnified Parties shall have no right to indemnification unless an Indemnified Party delivers to the Representative an Indemnification Notice prior to the applicable Survival Date. It is the express intent of the parties that, if the applicable survival period for an item as contemplated by this Section 10.3(a) is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated hereby. The parties further acknowledge that the time periods set forth in this Section 10.3(a) for the assertion of claims under this Agreement are the result of arms-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.

(b) All covenants of the Company in this Agreement, including the obligations set forth in Article X, shall survive the Closing, continue in effect and expire in accordance with their respective terms.

(c) Notwithstanding anything to the contrary herein, any Claim alleging any misrepresentation, breach or inaccuracy of any representation or warranty made prior to the Survival Date with respect to the applicable representation or warranty shall survive the expiration of such representation or warranty until final resolution of such Claim and payment of any Damages associated therewith, but only for the purpose of the resolution of such Claim.

10.4 Indemnification Procedures. All claims for indemnification under this Article X (“Claims”) shall be asserted and resolved as follows:

(a) Claims Other than Third Party Claims. In the event any Indemnified Party should have a Claim under this Article X that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver written notice of such Claim with reasonable promptness and stating the nature, basis and amount of the Claim in reasonable detail to the Representative. The failure by any Indemnified Party to so notify the Representative shall not relieve any liability under this Article X, except to the extent that the ability to defend such Claim or demand shall have been materially prejudiced as a result of such failure. If the Representative disputes the liability with respect to such Claim, the Representative and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction.

(b) Third Party Claims. Promptly after receipt by any Indemnified Party of notice of the commencement of any action by a third party in respect of which, if successful, the Indemnified Party would be entitled to indemnification under Article X (a “Third Party Claim”), the Indemnified Party shall notify the Representative in writing (an “Indemnification Notice”), but any failure to so notify the Representative shall not relieve the Indemnifying Party from any liability that it may have to the Indemnified Party other than to the extent the Indemnifying Party is materially prejudiced thereby. Such notification shall include a description in reasonable detail (to the extent known by the Indemnified Party) of the facts constituting the basis for such Third Party Claim and the amount of the Damages claimed.

(c) If the Representative objects to the indemnification of an Indemnified Party in respect of any claim or claims specified in any Indemnification Notice, the Representative shall deliver a written notice to such effect to the Indemnified Party within thirty (30) days after receipt by the Representative of such Indemnification Notice. Thereafter, the Representative and the Indemnified Party shall attempt in good faith to agree upon the rights of the respective parties for a period of not less than sixty (60) days after receipt by the Indemnified Party of such written objection with respect to each of such claims to which the Representative has objected. If the Indemnified Party and the Representative agree with respect to any of such claims, the Indemnified Party and the Representative shall promptly prepare and sign a memorandum setting forth such agreement and, if applicable, an instruction to the Escrow Agent. Should the Indemnified Party and the Representative fail to agree as to any particular item or items or amount or amounts within such sixty (60) day period, then either party shall be entitled to pursue its available remedies for resolving its claim for indemnification. Notwithstanding the foregoing, in the event that the Indemnified Party seeks recovery against the Escrow Fund, the time periods set forth herein shall run concurrently with and be without duplication of the time periods set forth in the Escrow Agreement.

(d) Indemnified Party Defense; Settlement. The Indemnified Party shall have the right in its sole discretion to conduct the defense of a Third-Party Claim; provided, however, that any settlement of any such Third-Party Claim shall not be effected without the prior written consent of the Representative, which consent shall not be unreasonably withheld, conditioned or delayed but if such consent is unreasonably withheld, conditioned or delayed then such consent shall not be required. If any such action or claim is so settled or if there be a final judgment for the plaintiff in any such action, the Indemnified Party shall be entitled to indemnification for the amount of any Damage relating thereto. The Indemnified Party will keep the Representative reasonably apprised of the progress and status of, and consult with the Representative regarding, the defense of any Third Party Claim and take into account good faith reasonable suggestions of the either the Representative or its counsel with respect to the defense of the Third Party Claim.

(e) Representative Defense; Settlement. In the event the Indemnified Party elects not to defend the Third Party Claim, the Representative may defend such claim at the Company Holders’ sole cost and expense. In such event, the Representative shall have no right to settle, adjust or compromise any Third-Party Claim without the express written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(f) Advisement. The party controlling the defense of the Third Party Claim shall keep the other party advised of the status of such Third Party Claim and the defense thereof and shall consider recommendations made by the other party with respect thereto.

(g) Agreed Claims. Claims for Damages specified in any Indemnification Notice to which the Representative did not object in writing within thirty (30) days of receipt of such Indemnification Notice, claims for Damages covered by a memorandum of agreement of the nature described in Section 10.5(c) and claims for Damages the validity and amount of which have been the subject of resolution by arbitration or of a final non-appealable judicial determination are hereinafter referred to, collectively, as “Agreed Claims.” The Indemnified Party shall be entitled to payment for any Agreed Claim within ten (10) Business Days of the determination of the amount of any such Agreed Claims.

10.5 Insurance. The amount of Damages recoverable by an Indemnified Party under this Article X with respect to a Claim shall be reduced by the amount of any payment actually received by such Indemnified Party (or an Affiliate thereof), with respect to the Damages to which such Claim relates, from an insurance carrier. If an Indemnified Party (or an Affiliate) receives any insurance payment in connection with any Claim for which it has already received an indemnification payment from the Indemnifying Party, it shall pay to the Indemnifying Party, within thirty (30) days of receiving such insurance payment, an amount equal to the excess of: (i) the amount previously received by the Indemnified Party under this Article IX with respect to such Claim plus the amount of the insurance payments received; minus (ii) the sum of any increased insurance premiums payable by the Indemnified Party as a result of such insurance claim plus the amount of Damages with respect to such Claim which the Indemnified Party has become entitled to receive under this Article IX.

10.6 No Subrogation. Following the Closing, no Company Holder shall have any right of indemnification, contribution or subrogation against Parent, the Company, the Surviving Corporation, or any of their Subsidiaries, with respect to any indemnification claim made against the Company or any Company Holder under Article X.

10.7 Merger Consideration Adjustment. The Company, Parent, and the Representative agree to treat each indemnification payment pursuant to this Article X as an adjustment to the Merger Consideration paid to the Company Holders under this Agreement for all Tax purposes and shall take no position contrary thereto unless required to do so by applicable Tax Law pursuant to a determination as defined in Section 1313(a) of the Code.

ARTICLE XI

MISCELLANEOUS

11.1 Entire Agreement. This Agreement, together with its schedules and exhibits, the Prior Merger Agreement, together with its schedules and exhibits (unless and until superseded pursuant to the preamble of this Agreement), the Letter Amendment (unless and until superseded pursuant to its terms), the Confidentiality Agreement (as amended by Section 5.9 of this Agreement), the Loan Documents, and all other ancillary agreements, documents and instruments to be delivered in connection herewith, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, either oral or written. Each party to this Agreement acknowledges that no representations, inducements, promises or agreements, orally or otherwise, have been made by any other party, or by anyone acting on behalf of any party, that are not embodied herein, and that no other agreement, statement, or promise with respect to the subject matter of this Agreement that is not contained in this Agreement shall be valid or binding other than those contained in the documents set forth in the first sentence of this Section 11.1.

11.2 Amendment and Waiver.

(a) No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are, subject to Section 10.5, cumulative and are not exclusive of any remedies that may be available to any party at Law, in equity or otherwise.

(b) Except as otherwise specifically set forth in this Agreement, this Agreement may be amended by the parties at any time, whether before or after the Stockholder Approval has been obtained; provided, however, that, after the Stockholder Approval has been obtained, there shall be made no amendment that by Law requires further approval by stockholders of either party, without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

(c) Except as otherwise specifically set forth in this Agreement, any amendment, supplement or modification of or to any provision of this Agreement and any waiver of any provision of this Agreement shall be effective (i) only if it is made or given in writing and signed by Parent and (A) prior to the Closing, the Company and (B) after the Closing, the Representative or, in the case of a waiver, by the party granting the waiver and (ii) only in the specific instance and for the specific purpose for which made or given.

11.3 No Third-Party Beneficiaries. Except as otherwise provided in this Agreement including, without limitation, the present and former directors and officers of the Company who may benefit from the provisions of Section 6.4 and the Indemnified Parties who may benefit from the provisions of Article X of this Agreement among others, this Agreement is for the sole benefit of the parties and their permitted successors and assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties and such successors and assigns, any legal or equitable rights hereunder. It is expressly acknowledged that Section 6.6 shall not confer upon any Employee any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including in respect of the matters set forth in Section 6.6 or elsewhere in this Agreement.

11.4 Assignment. No party hereto shall assign or otherwise transfer this Agreement or any of its rights hereunder, or delegate any of its obligations hereunder, without the prior written consent of the other parties hereto; provided, however, Parent and Acquisition Sub shall have the right, without obtaining the consent of the Company or the Representative, to assign or otherwise transfer this Agreement and its rights and obligations hereunder to any Person who acquires all or substantially all the outstanding voting stock or all or substantially all of the assets and business of Parent. Subject to the foregoing, this Agreement and the rights and obligations set forth herein shall inure to the benefit of, and be binding upon the parties hereto, and each of their respective successors, heirs and permitted assigns.

11.5 Effect of Waivers. No waiver by any party, whether express or implied, of its rights under any provision of this Agreement shall constitute a waiver of the party’s rights under such provisions at any other time or a waiver of the party’s rights under any other provision of this Agreement. No failure by any party to take any action against any breach of this Agreement or default by another party shall constitute a waiver of the former party’s right to enforce any provision of this Agreement or to take action against such breach or default or any subsequent breach or default by the other party. To be effective any waiver must be in writing and signed by the waiving party.

11.6 Governing Law; Venue. This Agreement shall be governed by the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law provision or rule that would cause application of the Laws of any jurisdiction other than the State of Delaware. Each of the parties to this Agreement irrevocably submits to the non-exclusive jurisdiction of the Courts of the State of Delaware, for the purpose of any Action arising out of or relating to this Agreement. Each of the parties to this Agreement consents to service of process by delivery pursuant to Section 11.10 hereof and agrees that a final Judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the Judgment or in any other manner provided by Law. Each of the parties hereto waives ay right to trial by jury with respect to any action related to or arising out of this Agreement or any transaction contemplated hereby.

11.7 Equitable Relief. The rights and remedies of the parties hereto shall be cumulative. The transactions contemplated by this Agreement are unique transactions and any failure on the part of any party to complete the transactions contemplated by this Agreement on the terms of this Agreement will not be fully compensable in damages and the breach or threatened breach of the provisions of this Agreement would cause the other parties hereto irreparable harm. Accordingly, in addition to and not in limitation of any other remedies available to the parties hereto for a breach or threatened breach of this Agreement, the parties shall be entitled to seek specific performance of this Agreement and seek an injunction restraining any such party from such breach or threatened breach, specific performance and/or other equitable relief to prevent the breach of such obligations.

11.8 Interpretation. The schedules and exhibits attached hereto are an integral part of this Agreement. All schedules and exhibits attached to this Agreement are incorporated herein by this reference and all references herein to this “Agreement” shall mean this Agreement together with all such schedules and exhibits. When a reference is made in this Agreement to Sections, subsections, schedules or exhibits, such reference shall be to a Section, subsection, schedule or exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The word “herein” and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. As used herein, all pronouns shall include the masculine, feminine, neuter, singular and plural thereof whenever the context and facts require such construction. Headings have been inserted on the sections of the Company Disclosure Schedule for convenience of reference only and shall to no extent have the effect of amending or changing the express description of the sections of the Company Disclosure Schedule as set forth in this Agreement.

11.9 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.

11.10 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally-recognized overnight courier providing evidence of delivery or by registered or certified mail, postage prepaid, return receipt requested, at the following addresses or sent by facsimile, with confirmation received, to the facsimile number specified below:

If to Parent or Acquisition Sub:	Myriad Genetics, Inc.
320 Wakara Way
Salt Lake City, Utah 84108
Attention: Chief Executive Officer
General Counsel
Facsimile: 801-584-3640

With copies to:	Mintz, Levin, Cohn, Ferris, Glovsky
and Popeo, P.C.
One Financial Center
Boston, MA 02111
Attention: Jonathan R. Kravetz, Esq. and
Scott A. Samuels, Esq.
Facsimile: 617-542-2241

If to the Company:	Crescendo Bioscience, Inc.
341 Oyster Point Blvd.
South San Francisco, CA 94080
Attention: Chief Executive Officer
Facsimile: 650-871-7155

With copies to:	Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304-1130
Attention: Jennifer F. DiNucci, Esq.
Facsimile: 650-849-7400

If to the Representative:	MDV IX, L.P.
3000 Sand Hill Road, 3-290
Menlo Park, CA 94025
Attention: General Partner
Facsimile: 650-854-7365

With copies to:	Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304-1130
Attention: Jennifer F. DiNucci, Esq.
Facsimile: 650-849-7400

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. All such notices or communications shall be deemed to be received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the date of delivery as indicated by the evidence of delivery furnished by the courier when sent, (c) in the case of mailing, on the third Business Day following the date on which the piece of mail containing such communication was posted, and (d) in the case of facsimile, on the date of delivery (if confirmed by machine generated receipt).

11.11 Representation by Counsel. Each party hereto acknowledges that it has been advised by legal and any other counsel retained by such party in its sole discretion. Each party acknowledges that such party has had a full opportunity to review this Agreement and all related exhibits, schedules and ancillary agreements and to negotiate any and all such documents in its sole discretion, without any undue influence by any other party hereto or any third party.

11.12 Construction. The parties have participated jointly in the negotiations and drafting of this Agreement and in the event of any ambiguity or question of intent or interpretation, no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

11.13 Calculation of Merger Consideration. Notwithstanding anything contained in this Agreement to the contrary, except as otherwise expressly provided in this Agreement, the parties hereto covenant and agree that no amount shall be (or is intended to be) included, in whole or in part (either as an increase or a reduction), more than once in the calculation of (including any component of) the Merger Consideration or any component thereof or calculation relating thereto, or any other calculated amount pursuant to this Agreement if the effect of such additional inclusion (either as an increase or a reduction) would be to cause such amount to be over- or under-counted for purposes of the transactions contemplated by this Agreement.

11.14 Materiality. The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Schedules is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

11.15 Disclosure Schedules. The inclusion of any information in the Company Disclosure Schedules shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Schedules, that such information is required to be listed in the Company Disclosure Schedules or that such items are material to the Company, Parent or Acquisition Sub, as the case may be. The headings, if any, of the individual sections of each of the Company Disclosure Schedules are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Schedules are arranged in sections corresponding to those contained in Article III merely for convenience, and the disclosure of an item in one section of the Company Disclosure Schedules as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception to certain other representations or warranties to the extent that it is reasonably apparent from a reading of such disclosure item that it would also apply to such other representations or warranties, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Schedules with respect to such other representations or warranties or an appropriate cross reference thereto.

11.16 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

11.17 Counterparts. This Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of all parties, but all of which counterparts when taken together will constitute one and the same agreement. Facsimile signatures shall constitute original signatures for all purposes of this Agreement.

11.18 Certain Waiver. EXCEPT AS SET FORTH IN THE DEFINITION OF “DAMAGES”, EACH PARTY, TO THE FULLEST EXTENT PERMITTED BY LAW, IRREVOCABLY WAIVES ANY RIGHTS THAT IT MAY HAVE TO PUNITIVE, SPECIAL, EXEMPLARY, CONSEQUENTIAL, LOST PROFITS, DIMINUTION IN VALUE OR SIMILAR DAMAGES BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS OR ACTIONS OF ANY OF THEM RELATING THERETO.

11.19 Conflict Waiver. Each of the parties acknowledges and agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees, and Subsidiaries that the Company is the client of Cooley LLP (the “Firm”), and not any of its individual Company Holders. After the Closing, it is possible that the Firm will represent the Company Holders, the Representative and their respective Affiliates (individually and collectively, the “Seller Group”) in connection with (a) the transactions contemplated herein, in the Escrow Agreement, or (b) the Escrow Fund and any claims made thereunder pursuant to this Agreement or the Escrow Agreement. Parent and the Company hereby agree that the Firm (or any successor) may represent the Seller Group in the future in connection with (i) matters that may arise under this Agreement or the Escrow Agreement or (ii) the administration of the Escrow Fund and any claims that may be made thereunder pursuant to this Agreement or the Escrow Agreement. The Firm (or any successor) may serve as counsel to all or a portion of the Seller Group or any director, member, partner, officer, employee, representative, or Affiliate of the Seller Group in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the Escrow Agreement or the transactions contemplated by this Agreement or the Escrow Agreement. Each of the parties consents thereto, and waives any conflict of interest arising therefrom, and each such party shall cause any Subsidiary thereof to consent to waive any conflict of interest arising from such representation. Each of the parties acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in this connection.

[Remainder of Page Intentionally Left Blank. Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Agreement and Plan of Merger by their duly authorized representatives as of the Agreement Date.

PARENT:

MYRIAD GENETICS, INC.

By:	/s/ Peter D. Meldrum
Peter D. Meldrum
President and CEO

ACQUISITION SUB:

MYRIAD CRESCENDO, INC.

By:	/s/ Mark C. Capone
Mark C. Capone
President

COMPANY:

CRESCENDO BIOSCIENCE, INC.

By:	/s/ William A. Hagstrom
William A. Hagstrom
President and CEO

REPRESENTATIVE:

MDV IX, L.P.

By:	/s/ Josh Green
Josh Green
General Partner

[SIGNATURE PAGE TO AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER]

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